net
Network Equipment Technologies



2011 Annual Report & Proxy Statement | The World Connected in Real-Time

Dear Stockholders,

Our fiscal year 2011 financial performance was disappointing, as our government business was hurt by budget gridlock and our enterprise customers have not reached stages of broad deployment. In other ways, though, 2011 did have successes. In particular, we completed nearly two years of development of a new product line, we expanded our technology and integration partnerships, and we established the foundations of a worldwide distribution network for our unified communications and secure voice solutions.

Today, we have 15 direct sales offices and more than 400 partners around the world delivering a comprehensive product portfolio of high performance equipment for secure, real-time unified communications, SIP trunking, enterprise mobility, and IP-based multi-service networking. Nearly 70% of our sales in this past fiscal year were for our IP-based products. Sales of our VX Series increased 25% from the prior-year, and for the first time exceeded sales of legacy products. Our customer base continues to expand with large enterprises driving the adoption of unified communications solutions.

During the third quarter of fiscal 2011, we recognized our first revenue from our recently launched UX2000 product. The UX2000 was purpose built for unified communications deployments and similar applications with support for Microsoft's Lync Server 2010.

Although we managed some reductions in our operating costs in fiscal 2011, we funded a portion of the sales expansion and development efforts with cash, and that resulted in a significant reduction in our cash balance during the fiscal year. We believe these investments are critical to our future success, positioning us to take advantage of the expanding opportunities in our target markets.

In the second half of fiscal 2011, we ended our 10-year strategic alliance with CACI International. For many of those years CACI was the exclusive provider of services to NET's government customers and in recent years we shared service responsibility and revenues for NET's government and commercial customers. NET will now revert back to performing direct support to our entire customer base, without any revenue sharing.

Achieving certifications from technology partners and independent laboratories is key to ensuring sales growth and the pursuit of new market opportunities. During the year, we were able to secure several important certifications for our products, including interoperability with Skype Connect, the BroadWorks IP communications server platform provided by BroadSoft and Polycom's Wireless Telephones with Microsoft Lync Server. We also gained an important certification that enables our VX Series to be included on the US Department of Defense's Approved Products Listing.

Further, our UX2000 was validated by Miercom, an independent testing laboratory, as a redundant survivable gateway and "Certified Secure," identifying it as one of the most secure appliances in our category. We believe that the UX2000 is the most independently tested and certified product in its class in the market today.

I believe our technical expertise is among the best in the industry and we are gaining strong references from large recognizable enterprise customers as we help them deploy their networks. Our global approach with resellers, partners, and local support teams is helping ensure that our customers are successful in implementing their national and global deployments. Our enterprise business is positioned for growth both domestically and internationally, and while US Federal government business has become increasingly difficult for us to predict, we are encouraged by some recent actions announced by the government. In the new fiscal year, we will continue to focus on cost containment, but we plan to increase our spending in certain areas, particularly R&D and sales, as we seek to accelerate development efforts for new revenue opportunities and strengthen our ability to capture and fulfill those opportunities.

I would again like to thank our employees and our shareholders for their continued support and commitment.



C. Nicholas Keating, Jr.
President and Chief Executive Officer

Summary of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended **March 25, 2011**.

OR

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to _______________.

Commission File Number 001-10255

NETWORK EQUIPMENT TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware		**94-2904044**
(State of incorporation)		(I.R.S. Employer Identification Number)
6900 Paseo Padre Parkway Fremont, CA	**(510) 713-7300**	**94555-3660**
(Address of principal executive offices)	(Telephone number)	(Zip code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 Par Value	**The NASDAQ Stock Market LLC**
(Title of each class)	(Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act:

7 1/4% Convertible Subordinated Debentures
(Title of class)

3 3/4% Convertible Senior Notes
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☐ Yes ☐ No *(Not applicable)*

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): ☐ Yes ☒ No

The aggregate market value of voting and non-voting common stock held by non-affiliates of the registrant (based on the closing price for the common stock on the NASDAQ Stock Market, LLC on September 24, 2010, which is the last business day of the registrant's most recently completed second fiscal quarter) was approximately $51,550,000.

The number of shares outstanding of the registrant's Common Stock, par value $0.01, as of May 20, 2011 was 30,398,000.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders to be held on or about August 9, 2011 are incorporated by reference in Part III of this Form 10-K to the extent stated herein.

NETWORK EQUIPMENT TECHNOLOGIES, INC.

INDEX

PART I

Forward-Looking Statements

Statements contained in this Form 10-K that are not historical facts are forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. A forward-looking statement may contain words such as "plans," "hopes," "believes," "estimates," "will," "continue to," "expect to," "anticipate that," "to be," or "can affect." Forward-looking statements are based upon management expectations, forecasts and assumptions that involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Many factors may cause actual results to vary including, but not limited to, the factors discussed in this Form 10-K. We expressly disclaim any obligation or undertaking to revise or publicly release any updates or revisions to any forward-looking statement contained in this Form 10-K, except as required by law. Investors should carefully review the risk factors described in this Form 10-K along with other documents the Company files from time to time with the Securities and Exchange Commission (SEC).

ITEM 1. BUSINESS

Overview

Network Equipment Technologies, Inc. (NET), founded in 1983, develops and sells high performance networking equipment optimized for real-time communications. For more than a quarter of a century, NET has delivered solutions for multi-service networks requiring high degrees of versatility, security and performance. Today, the company is focused on providing secure real-time communications for unified communications (UC), session-initiation protocol (SIP) trunking, enterprise mobility, and IP-based multi-service networking. In 2007, in order to enhance our lineup of voice over IP (VoIP) offerings, we acquired Quintum Technologies and its Tenor product line.

Our enterprise customer base includes large enterprises adopting UC and small- to mid-sized businesses (SMBs) implementing real-time communications. Our government customers include a variety of federal and international agencies and organizations, including civilian and defense agencies and resellers to such entities. In addition to our direct sales capabilities, we have developed relationships with integrators, resellers, and vendors of related technologies in order to help drive our enterprise business. Our global support and service organization, along with third-party service organizations, provides installation and other professional services, a variety of maintenance programs, technical assistance, and customer training.

Today, our solutions are focused on enabling our enterprise and government customers to cost-effectively migrate to next-generation IP networks utilizing real-time communications, including unified communications platforms, cloud-based voice, secure voice applications, and high-speed multiservice wide area networking (WAN) transport networks. Our newest product offering, the UX Series, was purpose-built for the unified communications and enterprise "session border controller" (SBC) markets to enable adoption of new communication technologies and services. Our voice solutions include the VX Series and the Tenor product lines of switching media gateways. Our legacy multi-service solutions include the Promina platform and the NX Series high speed multi-service network exchange platform.

The UX Series is an enhanced gateway with an embedded server that acts a survivable branch appliance (SBA), which is a key component for remote-site survivability. The UX Series interoperates with our VX Series and Tenor products and was specifically designed to support upstream deployments with advanced features that give customers high levels of flexibility, scalability, quality of experience, and investment protection through interoperability. The VX Series and Tenor product lines provide enterprise customers with voice interoperability solutions that enable existing private branch exchange (PBX) and IP-PBX systems to work together with new UC platforms and IP-based service provider networks offering SIP trunking services. The VX Series also provides IP-based solutions to government agencies requiring high bandwidth efficiency and call performance for secure voice communications. The Tenor product line also provides traditional VoIP switching gateway solutions for SMBs and smaller branch offices within large enterprises.

Our legacy multi-service solutions include the Promina, NX1000 and NX5010 platforms. The Promina product line has been serving government agencies and large enterprises for many years, providing industry-leading network reliability and security. The NX Series products are high-performance networking platforms that provide high-grade data transfer and enable secure grid computing. Our NX1000 platform provides an extensive, compact, wide-area network (WAN) switching solution that enables applications to integrate and aggregate into IP-based networks. The NX5010 platform enables high-speed, secure interconnection and extension of geographically distributed grid computing clusters and SANs.

Our consolidated financial information for the last three fiscal years is set forth under Item 8 – Financial Statements and Supplementary Data. We use consolidated financial information in determining how to allocate resources and assess performance. For this reason, we have determined that we are engaged in a single reportable segment.

Industry Background

Telecommunications networks have evolved rapidly over the past few decades. Initially, there was a shift away from public networks and application-specific networks to integrated private networks. Circuit-switching technologies, such as time-division multiplexing (TDM), were used to achieve cost savings while maintaining high reliability. Later, higher bandwidths were achieved using switched digital services such as Integrated Services Digital Network (ISDN) and frame relay. Demand grew for equipment to support multiple technologies, application types, and services on a single communications platform, leading to the development of multi-service platforms. Today, the rapid expansion in use of the Internet and the growth of data services as an increasing portion of telecommunications traffic has resulted in tremendous demand for broadband solutions using cell or packet switching, as contrasted with narrowband circuit-switched approaches.

Despite significant advances in packet-switching technology, circuit-switched networks continue to offer certain advantages for networks requiring the most secure and reliably deterministic communications. There is still currently a small market for circuit-switched products, particularly in environments with low bandwidth requirements, though due to inherent bandwidth limitations use of circuit-switched networking has been declining for a number of years.

With the advent of IP-based technologies, traditionally separate voice and data environments have converged. VoIP offers both cost savings and added functionality, and its use by consumers, enterprises, telecommunication service providers and others has grown significantly in recent years. This growth has been aided by technological advances that have improved the quality and reliability of VoIP connections to rival that of traditional telephone circuit service. Recent innovations also allow IP-based connections to include services not available on traditional voice-only networks, such as instant messaging (IM) and video conferencing. Encryption and other security enhancements can now mitigate the risks of using open packet-routed networks.

The adoption of new technologies has led to a proliferation of communications equipment and devices such as PBXs, mobile phones, and desktop-PC clients, along with a multitude of communications tools such as e-mail, voicemail, calendaring, as well as IM and conferencing, which are increasingly combined as unified communications. Enterprises face significant challenges to enable their workforces to efficiently manage their communications. To address this complexity, a number of large companies including Microsoft, HP and IBM have developed strategies and platforms aimed at integrating these various forms of communication.

Enterprise businesses adopting these new communications technologies face various challenges in the migration of their existing telephony technologies without disrupting existing operations. In performing the migration, they must address not only internal connections but also the myriad forms of contact with customers and other external business partners. Any solution must be able to access the hardware of existing telephony networks as well as new wired and wireless IP telephony services and devices. For unified communications to work effectively, the communication connectivity must be device-, application-, and network-independent. In addition, businesses will typically require capabilities for remote office support and survivability, security, high call-processing performance, and the ability to handle special routing and administration needs.

Business Strategy

Our strategy is to provide customers with intelligent, multi-service network and VoIP platforms for the secure session mediation of voice, video, and data traffic that are designed to:

- enable unified communications;
- support intelligent connectivity of new and legacy communications equipment;
- support a broad array of communication protocols and new communications technologies, including SIP trunking and session border control;
- extend the viability of legacy communications systems and facilitate network evolution;
- reduce the risks associated with introducing new network technologies into customers' operations.

The following are key elements of our strategy:

Align with partner-driven UC strategies. We are focused on expanding our network of global partners with the scale and expertise to address UC market opportunities. Microsoft, IBM, HP and other large hardware and software vendors are pursuing strategies and products for the UC market. As a technology enabler of their strategies, we have worked and will continue to work closely with these companies. Microsoft has been a customer of ours for several years. This relationship has helped us to align our product development and resources to support Microsoft's unified communications strategy and, as a result, we believe we are positioned to partner with other Microsoft solution providers. Through alliances with well-respected systems integrators and resellers, we are establishing channels for our products into the enterprise and government markets.

Leverage our incumbent position in the government market. We were a pioneer of the concept of multi-service networking and have been delivering these mission-critical capabilities for more than 25 years. The installed base and revenue contribution from our Promina product line, sold primarily to government entities in recent years, are declining, but Promina continues to generate a significant portion of our revenue. We intend to leverage our installed customer base, particularly government entities, for future sales of our new platforms, enabling the transition to VoIP while continuing to support legacy traffic and applications.

Design and develop industry leading communications equipment. We consider technological and product leadership to be critical to our future success. We have broad experience with mixed-service and multi-protocol networks, enabling us to develop solutions for a wide range of applications. We have extensively refined the features and technologies of our more mature products over their long product lifecycles. We strive to leverage this technological background to develop new products and additional functionality for existing products to meet our customers' escalating requirements, specifically for VoIP conversion and secure voice applications. We believe that our newer products are helping accelerate the communications industry's rapid transition to software.

Leverage relationships with distribution partners and key technology providers. In addition to direct sales to large enterprise and government customers, we are expanding our relationships with resellers, distributors, and other vendors. We enter agreements with technology suppliers to supplement our internal development efforts and may enter agreements with original equipment manufacturers for penetration into specific markets. We also seek relationships with systems integrators, software solutions providers, and large incumbent vendors globally that can facilitate success in global enterprise networks, expansion of our sales channel, and participation in major government projects.

Provide value-added service and system integration capabilities. Since our inception, we have viewed customer service and support as a key element of our overall strategy and a critical component for our long-term relationship with customers. Customers around the world turn to us not only for the reliability and performance of our products but also for our comprehensive support services that optimize the value of those products.

Products

Voice and Mobility Products

Our voice and mobility platforms include our VX Series switches, our Tenor gateways, our SmartSIP software, and our UX Series mediation platform.

The VX Series – our voice exchange platform:

The VX Series enables high-performance, secure VoIP communications. The VX Series is a fully-integrated multi-service voice switch, which can be deployed to integrate unified communications, SIP Trunking services, VoIP and VoIP-based systems into legacy voice network infrastructures. With its remote survivability features, the VX Series provides continuous, local call service and intelligent trunk routing in the event of network connectivity failures. It can also be integrated into existing mission critical networks as well as deployed as the primary solution in greenfield applications.

The VX Series product line consists of the VX1800, VX1200, VX900, VX900T, and the VX400. The VX platform supports from 1 to 32 T1 or E1 ports, 6 Ethernet ports (2 Gig-Ethernet ports on VX1800), making it a compelling solution for enterprises, government entities and service providers looking to deploy IP-based voice networks. The VX Series combines the functionality of a Session Border Controller (SBC), media gateway, call control component, SS7/C7 signaling point, and H.323/SIP inter-working device in a single compact chassis. The VX Series supports a wide range of voice and call routing features. All of these are backed by key components that ensure the platform and the calls moving across it are secure. Conformance to the latest VoIP signaling and call control standards, such as SIP and H.323, guarantees interoperability within multivendor VoIP deployments. The VX Series provides scalable, high-performance IPSEC, SRTP & TLS encryption for VoIP communications.

To address the needs of the U.S. federal government, the VX Series provides a VoIP-based secure voice solution with high bandwidth efficiency and call performance. A high bandwidth utilization rate is particularly important in expensive, limited bandwidth situations such as satellite links. The VX Series also enables the use of secure calls on IP networks and end-to-end tactical-to-fixed site connectivity. Key features that enable high-quality secure voice calls include data compression, forward error correction, echo cancellation and jitter correction – all critical factors when operating in tactical, high-latency or unpredictable network environments. For tactical deployment, the VX Series is available in form factors small enough to fit into a backpack.

The VX Series (VX900, VX1200 and VX1800) is a JITC-certified Deployed Network Element (D-NE) and provides advanced MLPP, SCIP relay, and security features that are in line with the new AS-SIP UCR definition. Additionally, the VX Series offers a robust implementation of V.150 Universal Modem Relay that communicates between newly deployed secure IP phones and secure analog communications devices. The VX Series has been proven by use in DoD, NATO, and first responder deployments. The VX Series product line has been selected by the federal government to enable next-generation voice features and to continue to capitalize on existing voice assets while assuring the strict security and reliability standards required in DoD voice systems.

The VX Series switches have been qualified under the Microsoft Unified Communications Open Interoperability Program for Microsoft Exchange Unified Messaging, Microsoft Office Communications Server 2007, and Microsoft Office Communications Server 2007 Release 2, and Microsoft Lync Server 2010. The VX Series is also interoperable with Broadsoft Broadworks R16.SP1, which enables service providers to offer scalable SBC and media gateway solutions for enterprises seeking carrier hosted VoIP cloud services.

The VXe software release offers enhanced value to enterprise voice customers by reducing the network infrastructure footprint and lowering the operational and capital costs for UC deployments. This solution is suited to large enterprises with multi-site locations such as banks, retail stores, and professional services firms that typically have multi-site requirements.

In fiscal 2011, 2010, and 2009, our VX Series and predecessor products accounted for 35.3%, 22.3% and 19.8% of product revenue, respectively.

Tenor product line – our multipath VoIP gateways:

The Tenor product line provides basic gateway support for Microsoft's unified communications (UC) platforms. The Tenor gateways have been qualified under the Microsoft Unified Communications Open Interoperability Program for Microsoft Exchange Unified Messaging, Microsoft Office Communications Server 2007 and Microsoft Office Communications Server 2007 Release 2. In addition, for Microsoft Lync small, medium and large enterprise deployments, the Tenor AF & AX Series products are used as Lync analog station gateways to provide Lync connectivity to analog endpoints. Tenor products support applications of other major VoIP system and services vendors including Nortel, Avaya, NEC Sphere, Skype (Tenor products are Skype Connect certified), and others.

Having similar architecture to the VX Series products, Tenor products support general business VoIP applications where there is no need for premium VX Series product features such as high speed signaling and media security, extreme call processing speed, programmable call processing, integrated SBC functions, or Microsoft Active Directory-based integration and call routing. Like the VX Series, Tenor products support any-to-any multipath switching, provide branch office survivability, and are designed to simplify deploying VoIP applications into existing legacy voice networks. The Tenor product line also has a broad set of interfaces and configurations that allow them to be integrated into nearly any type of existing voice network, supporting as few as two analog ports and as many as 32 T1/E1 trunks or 960 VoIP calls.

The Tenor AF and AX Series VoIP gateways offer enterprises using analog ports an easy, cost-effective way to capitalize on the power of VoIP. These highly adaptable solutions work with traditional PBXs, legacy analog equipment, IP PBXs and IP phones, and SIP-based communications environments. For enterprises using ISDN lines, the Tenor BX integrates VoIP gateway functionality with unique intelligent call routing, multipath architecture, and QoS support all in one solution. Enterprises can benefit from a variety of valuable applications such as PBX extension, remote office connectivity, long distance consolidation and call centers. With the Tenor DX VoIP gateways, enterprises and service providers can also deploy numerous VoIP applications such as SIP trunking, wholesale VoIP termination, calling cards, tandem switching and least cost routing. The Tenor DX product scales from a fractional T1/E1, with 8 simultaneous VoIP channels up to a full 8 span multipath switch supporting 120 simultaneous VoIP calls.

In fiscal 2011, 2010, and 2009, Tenor products accounted for 18.6%, 16.6% and 23.5% of product revenue, respectively.

SmartSIP software – SIP for OCS:

Our SmartSIP application will support the new direction of collaboration in the workplace where real-time, integrated communications are driving increased productivity throughout the enterprise. SmartSIP allows wireless, DECT, and standard SIP phones to be provisioned and used as extensions in a Microsoft Lync Server 2010 deployment. The SmartSIP application is built using Microsoft Unified Communications Managed API (UCMA) to address the interoperability of Wireless, DECT and legacy SIP endpoints with Microsoft unified communications. SmartSIP reduces operating expenses by automatically provisioning the endpoints.

We acquired the SmartSIP software and customer base from Evangelyze Communications late in fiscal 2010. We expect general availability of the SmartSIP product in fiscal 2012.

UX Series - our new high performance mediation platform:

Last September, we introduced our next generation, high-performance mediation platform, with the general availability of the first product in the series, our UX2000, for unified communications and enterprise border controller markets. The UX2000 is a modular rack unit system that was purpose-built for unified communications, enterprise SBC, and multi-service business gateway applications. The UX2000 is equipped with up to six high performance DSPs and two telecom card slots with a choice of 2, 4, or 8 port DS1 cards, offering the industry's best mediation processing for IP-to-TDM, IP-to-IP, or TDM-to-TDM solutions. An optional server-class application solutions module (ASM) with a high-performance processor can also be added for third-party application support. The UX2000 core features a 24Gbps, non-blocking, IP-core backplane capable of routing more than 35 million packets per second.

The UX2000 is architected to meet the demands of any size branch office and can scale to up to 1000 users. Its design flexibility provides unique capabilities for an invest-as-you-grow model and allows for future growth both in terms of the number of users supported as well as in the number of applications deployed. The modular architecture is designed to support scaling up of digital signal processing capacity and Time Division Multiplexing (TDM) interconnections providing deployment flexibility. Enterprises can now deploy a single device for all networking and communication needs and save both capital and operational expenses. In contrast to media gateways, which can have severely degraded call capacities during high complexity media processing operations, the UX2000 can support up to 600 simultaneous transcoded and encrypted calls. By supporting a variety of protocols, advanced security, and codec transcoding, the UX2000 enables a distributed enterprise to cost-effectively implement unified communications across the enterprise.

The initial software release for the UX2000 offers powerful quality of experience features, industry leading voice quality, intelligent call routing, call forking, and comprehensive PBX interoperability. As with the VX Series, directory-based call routing is built directly into the UX Series platform. The UX2000 is fully managed using a Web-based management interface with remote management capability, providing a solution for remote sites/branch offices that have minimal IT support. The UX2000 is qualified for Microsoft Lync Server 2010 as an Enhanced gateway and acts as a Survivable Branch Appliance – a key component of the Microsoft Lync Server topology. The UX2000 connects Microsoft Lync Server 2010 to SIP Trunking service providers as well as to legacy PBX and IP-PBX equipment. In the event WAN network failure occurs, the UX2000 provides survivability through the PSTN. The Survivable Branch Appliance application on the UX2000 ensures that local unified communication services are available so that the branch office continues to operate even when the IP network to the headquarters/datacenter is unavailable.

When deployed as a SBC, the UX2000 provides defense against malicious attacks in addition to providing transcoding, service assurance, data routing, WAN access, and survivability.

Multi-service Networking Products

Our multi-service networking platforms include Promina and the NX Series network exchange platforms.

Promina – our established multi-service access platform:

Our Promina family of multi-service access products integrates voice, data, image and video traffic across a single network infrastructure. The Promina platform, tailored to circuit-switched networks, provides mission-critical support for a wide variety of communications applications and traffic types, including ATM, frame relay, IP, and ISDN signaling. Promina products offer a broad range of user-side interfaces, enabling standards-based connection of communications equipment, whether located at a service provider's switching facility or at an enterprise or government customer's premises.

The Promina platform features advanced network management services, which provide a high degree of visibility into network operations. For fault tolerance and high network reliability, our Promina products can be configured with redundant power, common logic, and trunk interfaces. These products incorporate distributed network intelligence that allows the network to quickly and automatically reroute traffic in the event of failure of a component.

The Promina product family includes a range of systems for various node sizes, with various processor, application, and interface modules. We offer a broadband aggregation mechanism for Promina customers with the Promina Broadband Shelf, providing government customers with a broad range of ATM and IP technology. Our Promina networks are monitored and controlled by netMS, an integrated network management solution. We also offer an IP trunk interface for Promina, enabling direct IP connections to the Promina platform.

In fiscal 2011, 2010, and 2009, our Promina products, including the Promina Broadband Shelf, accounted for 33.8%, 38.6% and 44.9% of product revenue, respectively.

The NX1000 Series – our IP-enabled multi-service platform:

The NX1000, an extension of our Promina product line, provides a flexible, cost-effective IP aggregation solution that facilitates migration of legacy traffic to IP. It is fully interoperable with the existing Promina product line, delivering an all-new architecture and built-in capability to converge legacy applications onto an IP-based network while also providing four times the bandwidth of similarly sized Promina models. The NX1000 adds multi-service aggregation capabilities to the NX Series' product line-up and is housed in a field-deployable, compact and lightweight chassis. It fits well into tactical and first-responder applications as well as supporting applications for high speed serial or legacy migration to IP, IP-based satellite transport, and tactical to fixed-site connectivity. The NX1000 also offers higher speed data interfaces, diskless data storage, and an optional rubidium atomic clock module to provide a high level of accuracy and synchronization for bit synchronous applications over IP.

The NX5000 Series – our high speed multi-service network exchange platform:

The NX5000 Series products are high-performance networking platforms that provide high-grade data transfer between SANs and WANs and secure grid computing. Responding to increasing demand for secure, high speed, multi-service networking and LAN/SAN virtualization, NET partnered with Bay Microsystems, Inc. to develop an agile, high-speed exchange platform. This platform, the NX5000 Series, has speeds of 10 Gbps and the product architecture is scalable to much higher speeds. The first product in our NX5000 Series, the NX5010 platform, is a next-generation, high speed multi-service aggregation and switching platform for mission-critical communications. This platform enables customers with geographically distributed computing and storage resources to connect as if they were co-located within the same LAN or data center and makes it possible to collapse into a single integrated system the multiple switches currently required to perform SAN to WAN communications. The NX5010 significantly improves our customers' ability to transfer large amounts of data throughout disparate networks on a single switch. Initially targeted at government and financial customers, the NX5010 also addresses our customers' increasing need for secure, high speed, versatile networking. It is scalable and compact, with a very small footprint only two rack units high. The NX5010 has been tested in customer field trials using a variety of protocols, including InfiniBand, IP, Ethernet, and multiprotocol label switching.

In fiscal 2011, 2010 and 2009, NX Series product sales accounted for 8.6%, 21.9% and 11.4% of product revenue, respectively.

Customers and Markets

NET is focused on the UC and secure communication markets, providing sophisticated network communications solutions to enterprises and government organizations worldwide. We pioneered multi-service networking and have been delivering this capability for more than 25 years. Our expertise is supporting the most demanding communications applications such as those that require high security, field reliability, high bandwidth or advanced features. Our customers are information and communication-intensive organizations, who may be local, national, or global in their operations. We identify our markets as two primary groups: government and enterprises. Our government customers include a variety of federal and international agencies and organizations, including civilian and defense agencies and resellers to such entities. Our enterprise customer base includes large enterprises adopting unified communications and small- to mid-sized businesses implementing new VOIP technologies. We target enterprise customers in a variety of sectors such as financial services, manufacturing, transportation, and retail. In recent fiscal years, commercial sales of our Promina-based solutions have mostly been sales in emerging markets such as Eastern Europe or upgrades to our installed base in Western Europe.

Sales to the government sector represented 71.1%, 78.6% and 72.8% of NET's revenue in fiscal 2011, 2010, and 2009, respectively. We do business with the government sector both as a direct contractor and as a subcontractor. A substantial portion of the revenue generated from our government customers is based on our contract with the General Services Administration (GSA), as well as through direct contracts such as with the Department of Defense and NATO. A new U.S. General Services Administration Schedule contract was issued to our NET Federal subsidiary in July 2010, providing an ongoing contracting vehicle for sales to the U.S. government. Some of these contracts may also be used by other government agencies.

In fiscal 2011 and fiscal 2009, no single customer accounted for more than 10% of the Company's revenue. In fiscal 2010, General Dynamics Corporation accounted for 22.7% of the Company's revenue. Excluding aggregate orders from a variety of government agencies, no other single customer accounted for more than 10% of the Company's revenue in fiscal 2011, 2010, or 2009.

Our commercial revenue from international customers accounted for 17.8%, 13.8% and 9.8% of total revenue for fiscal years 2011, 2010, and 2009, respectively. Going forward, we believe our revenue growth in the enterprise markets will largely be driven by the acceptance of UC and other enterprise secure voice applications. As an incumbent supplier into Microsoft's internal voice network, we are working closely with Microsoft and its key partners as they introduce new enterprise-focused unified communications and unified messaging products, of which our UX Series is a key enabler.

Competition

The market for telecommunications equipment is highly competitive and dynamic, has been characterized by rapid changes to and the convergence of technologies, and has seen a worldwide migration from existing circuit technology to packet-based IP technologies. We compete directly, both internationally and domestically, with many different companies, some of which are large established suppliers of end-to-end solutions such as Alcatel-Lucent, Avaya, Cisco Systems, Juniper Networks and Siemens. In addition to these large suppliers, a number of other companies are targeting the same markets as we do. Particularly, Audiocodes Limited and Dialogic Corporation provide competitive solutions in the UC market, and Acme Packet provides competitive solutions in the SBC market. We believe our long operating history gives us some of the advantages of larger businesses, while our small size and targeted focus give us some of the advantages of smaller companies. Our larger competitors, however, have greater overall financial, marketing and technical resources than we do and offer a wider range of networking products than we offer and can often provide customers a complete network solution. They often can compete favorably on price because their sales volume and broad product lines can allow them to make discounted sales while maintaining acceptable overall profit margins. Conversely, our smaller competitors may have more ability than we do to focus their resources on a particular product development unencumbered by the requirements to support an existing product line, allowing greater flexibility in their market strategies.

Sales

We sell our products and services through both direct and indirect sales channels worldwide, including large government systems integrators. We support the sales force effort with systems engineers who provide customers with pre-sale technical assistance which allows us to gain more in-depth knowledge of customers' network requirements. Our business is generally not seasonal, though we have been affected by delays in adoption of government entity budgets and spending patterns of the federal government at its September fiscal year end.

Our international sales, other than those made to foreign ministries of defense, are made through indirect channels that are augmented by the efforts of a local sales force. In addition to the marketing and sale of products, international resellers provide system installation and technical support. International resellers have non-exclusive agreements to resell NET products within particular geographic areas. Resale agreements do not contain a sales commitment or required sales quota.

Backlog

We manufacture our products based upon our forecast of customer demand, and we often build products in advance of receiving firm orders from our customers. Backlog is generated upon receipt of a valid customer purchase order. Orders for NET's products are generally placed by customers on an as-needed basis, and we typically have been able to ship these products within 30 to 90 days after the customer submits a firm purchase order. As a U.S.-based company, we are required to give priority to federal government rated "defense-expedite" orders, which may cause the backlog of other customers' orders to become delinquent. Because of the possibility of customer changes in delivery schedules or cancellation of orders, NET's backlog as of any particular date may not be indicative of sales in any future period.

Customer Service

The markets, customers and complex challenges of the networking industry described above require support, service and other assistance in the development, operation and expansion of a customer network. We provide a wide range of global service and support options to customers and resellers of our products. Service offerings include product installation and other professional services, a choice of different hardware and software maintenance programs designed to meet the varying needs of our customers, parts repair, remote and on-site technical assistance, and customer training. In addition, NET provides web-based services to assist the self-directed efforts of more technically capable customers and partners.

Our Technical Assistance Center (TAC), which is staffed by engineers trained in networking products, is set up to assist customers remotely over the telephone. TAC engineers have the ability to replicate customer problems and test proposed solutions prior to implementation. Maintenance support from TAC, whether provided over the web or over the telephone, is fee-based under either an annual fee contract or on a time-and-materials basis. TAC costs are charged to either sales and marketing expense or to cost of service and other revenue, based upon the nature of TAC services provided.

Customer training on our products is provided to both end-users and resellers worldwide. We provide training both at NET facilities and at customer and reseller sites. Our training services can be customized to meet the special requirements of our customers. Customers are charged per person per class for training. We also offer a portfolio of computer-based training sessions for our products, which are licensed on an individual or site basis.

Through a contractual arrangement with our company, CACI International Inc. had certain rights to provide maintenance and other services to our federal government customers, until the expiration of the arrangement on December 1, 2010. Under this arrangement, both companies sold services for NET products, other than the Tenor products, and each company was responsible for various aspects of service delivery. Revenue from maintenance services was shared between both companies, regardless of which company sold the services. Since the expiration of this arrangement, the Company has performed these services itself and has retained all revenue associated with these services.

Our Tenor product line is in large part sold through distributors, who generally perform service and support to the end customers.

In fiscal 2011, 2010, and 2009, service and support revenue accounted for 23.7%, 22.0% and 22.2%, respectively, of NET's revenue.

Manufacturing

We outsource our product manufacturing. For the Promina, NX Series and VX Series, we outsource our manufacturing, including assembly and structural test, to our primary contract manufacturer, Plexus Corp. (Plexus). For the new UX Series, we outsource our manufacturing to CTS Corporation (CTS). Both Plexus and CTS are located in the U.S. For the Tenor product line, some manufacturing is performed by contract manufacturers in Asia and we perform final assembly and test at our own facilities in the U.S., China and Hong Kong. Each of our contract manufacturers is the sole vendor with whom we have contracted for the assemblies and finished goods they manufacture for us.

Under our agreement with Plexus, which runs through December 31, 2011, we maintain a level of control over parts procurement, design, documentation, and selection of approved suppliers. We are generally liable for any termination or cancellation of product orders, as well as excess and obsolete material, which can result, for example, from an engineering change, product obsolescence, or inaccurate component forecasting. Under the agreement, Plexus is to procure raw materials and begin manufacturing of products in accordance with our forecasts. If certain purchased raw materials or certain work-in-process items are held for greater than 90 days, we must make deposits on the aging inventory, although Plexus must make efforts to minimize our liability for the aging inventory, including returning materials to suppliers, canceling orders with suppliers, or using materials to manufacture product for its other customers. If raw material or in-process inventories are still unused and have been held for more than nine months, we must pay a management fee for Plexus to retain such inventory. If there is no forecasted demand for all or any portion of such inventory in the forward-looking one year time period, then we must instead take ownership of, and pay for, that portion of the aged inventory without any demand. This activity may increase our owned inventories.

At March 25, 2011, our deposit on inventory held by Plexus was $4.2 million, of which $1.3 million had been charged to a reserve for excess inventory. The deposit, including the related reserve, is included in prepaid expenses and other assets in the consolidated balance sheets.

The Company regularly evaluates its inventory for lower of cost or market valuation, including inventory held by Plexus and the amount on deposit with Plexus as well as inventory classified as non-current assets. As a result of these evaluations, we recorded charges of $550,000, $1.9 million and $5.2 million to cost of revenue in fiscal 2011, 2010 and 2009, respectively.

Several key components of our products are available only from a single source, including certain integrated circuits and power supplies. Depending upon the component, there may or may not be alternative sources or substitutes. Some of these components are purchased through purchase orders without an underlying long-term supply contract. Any delay or difficulty in obtaining needed components could seriously impact our ability to ship products.

We attempt to maintain sufficient inventory to ship products quickly, normally within 30 to 90 days after receipt of an order. Scheduling of production and inventory supply is based on internal sales forecasts. Generally, our customer contracts allow the customers to reschedule delivery dates or cancel orders within certain time frames before shipment without penalty and outside those time frames with a penalty. Because of these and other factors, there are risks that excess or inadequate inventory levels could occur.

We are focused on continually enhancing the quality of products and services delivered to customers worldwide. This includes improving the quality of supplied components, subassemblies and internal processes. As part of this continuing process, NET is ISO 9001:2008 registered.

Research and Development

We believe that our long-term success depends on our ability to maintain product and technology leadership. The networking equipment industry is characterized by rapid technological change, evolving industry standards, frequent new product introductions, enhancements to products currently in the market and constantly changing customer requirements. To compete effectively, NET must be able to bring new products to market in a timely and cost-effective manner and provide existing customers an attractive migration path to our newer products. Along with making continued investments in our internal research and development, we also enter into development agreements with other technology suppliers and may make strategic acquisitions to obtain needed technology and resources.

We continually monitor relevant markets and our customers' businesses and technology developments in order to develop products that proactively address customer needs. The majority of our research and development activity is focused on packet-based technologies, particularly VoIP and high-speed networking.

While most product development activity is undertaken by NET employees, we enter into license and technology agreements to accelerate development of new products or expand the scope of development efforts, as well as outsource some of our product development activities.

In fiscal 2011, 2010, and 2009, NET's research and development expenditures were $19.2 million, $19.2 million and $21.8 million, respectively.

Working Capital Practices

Information about our working capital practices is included in Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the heading "Liquidity and Capital Resources" and is incorporated herein by reference.

Employees

As of March 25, 2011, we had 234 employees. None of our employees are represented by a labor union. We consider our employee relations to be good.

Geographic Information

See Note 14 to our consolidated financial statements.

Intellectual Property

We believe that the development of our intellectual property portfolio is central to our success and ability to compete effectively. We devote considerable resources to invent and develop new technologies and then to protect these technologies from unauthorized use. We have a program to seek protection of our proprietary technology under various protection frameworks such as patent, trade secret, trademarks and copyright protection. We seek protection in the United States and in select foreign countries where we believe filing for such protection is appropriate. We believe that ownership of patents, trade secrets, trademarks and copyrights is central to our ability to defend ourselves against intellectual property infringement allegations. We also seek to protect our inventions, trade secrets and other confidential information by non-disclosure policies. All of our employees and contractors sign confidentiality and invention disclosure agreements. Any person outside NET receiving NET confidential information either signs a non-disclosure agreement prior to receiving proprietary technology information, is a licensee of NET, or is bound by a professional duty of confidentiality.

Over the past twenty years, a number of patents have been issued to NET in the United States, Europe and Japan. In fiscal 2011, we were granted eight U.S. patents, and now hold a total of 74 U.S. patents. These patents will expire between June 2011 and September 2027. We expect to continue filing patent applications as we develop new products and technologies. We have not historically pursued claims against other companies based on possible infringements of our patent portfolio, but we believe that our investment in intellectual property protection can offer defenses to claims against us and may provide an additional source of future revenue.

For each of our product lines, we license some of our technology from third parties. Some of these licenses contain limitations on distribution of the licensed technology, are limited in duration, require royalty payments, or provide for expiration upon certain events such as a change in control of the company. The platform for our NX5000 Series product line was developed in partnership with a third party and includes key components manufactured by the third party. We paid a license acquisition fee for the technology and also pay a royalty on units sold pursuant to a license agreement with the third party. We are currently funding additional development of the platform under an amendment to the license agreement.

Executive Officers

The executive officers of NET and their ages at May 20, 2011 are as follows:

Name	Age	Position
C. Nicholas Keating, Jr.	69	President, Chief Executive Officer and Director
Karen C. Carte	46	Vice President and Chief Accounting Officer
James T. Fitzpatrick	57	Vice President of NET and President of NET Federal
Talbot A. Harty	47	Vice President and Chief Development Officer
Francois P. Le	57	Vice President, Global Sales
Pete Patel	58	Vice President, Global Operations
Frank Slattery	50	Vice President and General Counsel
David Wagenseller	54	Vice President and Chief Financial Officer

C. Nicolas Keating, Jr. has served as NET's President and CEO since July 2005 and as a Director of the Company since November 2001. From October 2000 to February 2004, Mr. Keating was President and CEO of IP Infusion, a software developer and licensor of advanced networking software for enhanced IP services. Previously, he was President and CEO of US SEARCH.com, a Web-based provider of on-line information services to individual, corporate and professional users. From 1993 to 1998, he was an advisor to a number of worldwide organizations, including AT&T and Lucent Technologies. From 1987 to 1993, he was a Vice President and corporate officer of NET. Mr. Keating is a member of the Board of Trustees of the Asian Art Museum Foundation of San Francisco and is a San Francisco City Commissioner. He is also on the Board of Trustees of American University in Washington, D.C. Mr. Keating received his BA and MA from American University and was a Fulbright Scholar to Mexico. Prior to his business career, Mr. Keating worked in the State and Commerce Departments in international positions and served as a First Lieutenant in the United States Army.

Karen C. Carte joined NET in August 2010 and was named Vice President and Chief Accounting Officer in October 2010. For the seven years prior to joining the Company, she was an independent consultant providing high-level financial management and advisory services, with a focus on start-up ventures. Previously, she held executive positions in finance at Intella Interventional Systems and Alpine Microsystems. Prior to that, she was an accountant at Ernst & Young LLP. Ms. Carte holds a bachelor's degree in business administration from the University of San Diego, and is a CPA.

James T. Fitzpatrick joined NET in April 2009. Prior to joining the Company, he was Vice President of Federal Sales for Ericsson Federal (formerly Marconi Federal). At Marconi Federal, he oversaw channel sales and partner programs and was in charge of business development. Mr. Fitzpatrick previously held senior management positions at NCR and AT&T, in the areas of sales, marketing, business development and large scale program management, along with legal, financial and contract management. Mr. Fitzpatrick earned a bachelor's degree from Marquette University and a law degree from the University of Baltimore, and did additional graduate studies in Information Technology at Johns Hopkins University.

Talbot A. Harty joined NET in November 2003 and assumed his current role in October 2005. He previously served as Sr. Director of the Company's Information Technology organization. From 2002 until he joined NET, Mr. Harty was Vice President of Product Development at Perfect Commerce, a provider of on-demand supplier relationship management solutions. From 2000 to 2001, he served as Vice President of Product Marketing at Mobileum (now Roamware), a provider of value-added voice and data roaming services. Prior to that, he held senior positions in information technology, operations, and research and development at a number of high-technology companies. He also sits on technology advisory boards for a number of start-up companies.

Francois P. Le joined NET in 2008. Prior to joining the Company, he was Vice President of Carriers and International Sales at Tropos Networks, the market leader in delivering metro-scale Wi-Fi mesh networks. Previously, Mr. Le was Vice President of Worldwide Sales for Aperto Networks, a supplier of WiMAX broadband wireless networks, where he started sales and extended the customer base into more than 50 countries and 150 operators. Prior to that, Mr. Le was Director of Product Marketing and Business Development for WAN access products at 3Com Corporation and Vice President of International Sales with Multipoint Networks. Earlier, he held Sales Director responsibilities at NET for Europe and later Asia-Pacific and Latin America. Mr. Le holds an MBA from the Stanford Graduate School of Business and an engineering diploma from the National Institute of Applied Sciences in Lyon, France.

Pete Patel joined NET in April 2008. Prior to joining the Company, Mr. Patel held a senior management position at Xirrus, Inc., a provider of next generation wireless LAN architecture. Previously, at Occam Networks, Advanced Fibre Communications, and Ericsson, Mr. Patel held various senior management positions including Vice President of Operations, Director of Operations, Director of Design Verification and Test Engineering, and Senior Test Engineering Manager. Mr. Patel holds an F.Y.B.Sc. in science from Gujarat University, India and a B.V.Sc. and A.H. from Gujarat Agricultural University, India.

Frank Slattery joined NET in February 2003. In addition to serving as General Counsel, he is the Corporate Secretary and oversees corporate governance matters. Mr. Slattery has been a business lawyer for technology companies since 1989, when he began his legal career at the firm of Wilson, Sonsini, Goodrich & Rosati. Prior to joining NET, he served in legal and senior management positions for a number of computer software and internet services companies, including SiteSmith, an internet infrastructure services provider, which was acquired by Metromedia Fiber Networks; USWeb, an internet services company; and ParcPlace Systems, a software tools developer. Mr. Slattery holds a BA in Economics and a JD from the University of California, Davis.

David Wagenseller joined NET in 1986 through its acquisition of ComDesign, Inc. He became Vice President of Finance in 2006, became the Company's principal financial officer in November 2009, and was named Chief Financial Officer in April 2010. He previously held responsibility for controllership, treasury and financial planning. Mr. Wagenseller earned a Bachelor's degree in Business Administration from California State University, Dominquez Hills.

Where You Can Find More Information

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act, available free of charge on or through our Internet website located at www net.com or the SEC's website located at www.sec.gov. You may also read and copy any document we file at the SEC's public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference room. Stockholders may also access and download free of charge our corporate governance documents, including our Corporate Governance Guidelines, Audit Committee, Compensation Committee and Nominating/Corporate Governance Committee Charters, and Code of Business Conduct, on or through this Internet website. In addition, any stockholder who wishes to obtain a printed copy of any of these documents should write to: Investor Relations, NET, 6900 Paseo Padre Parkway, Fremont, California 94555.

ITEM 1A. RISK FACTORS

We have incurred net losses in the past and may incur losses in the future.

With the exception of fiscal 2008, we have incurred net losses since fiscal 1998, including in fiscal 2011. Our circuit-switched product line, Promina, currently provides a substantial portion of our revenue, and the market for that product line is declining. In order for the Company to be profitable in future periods, we need our newer products to achieve commercial success. Any shortfall in revenue compared to our annual financial plan would likely require that we reduce spending, though many of our costs are fixed in the short term making it difficult to reduce spending rapidly. Reductions in research and development spending will impede the development of new products and product enhancements, which would in turn negatively affect future revenue.

Our operating results may continue to fluctuate.

Our operating results vary significantly from quarter to quarter. These fluctuations may result from a number of factors, including:

- changes in demand for our products, which may result from changes in customer needs, features available in our products, competition, changes in industry standards, and other factors;
- the timing of orders from, and shipments to, our customers;
- the timing of the introduction of, and market acceptance for, new products and services;
- variations in the mix of products and services we sell;
- the timing and level of certain expenses, such as joint venture and development arrangements, acquisition-related costs, prototype costs, legal fees, write-offs of obsolete inventory;
- the timing of revenue recognition, which depends on numerous factors, such as contractual acceptance provisions and separability of arrangements involving multiple elements, including some factors that are out of our control, such as assurance as to collectability;
- the timing and amounts of stock-based awards to employees;
- the timing and size of federal government budget approvals and spending, and timing of government deployment schedules;
- the timing of gain and loss related to our investment portfolio, retirement of debt, or foreign currency transactions; and
- economic conditions in the networking industry, including the overall capital expenditures of our customers.

Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not necessarily a good indication of our future performance. Any shortfall in revenue may adversely affect our business, results of operations, and financial condition. Investors should not rely on our results or growth for one quarter as any indication of our future performance.

Our stock price is volatile and could decline substantially.

The market price of our common stock has fluctuated significantly in the past, will likely continue to fluctuate in the future and may decline. Fluctuations or a decline in our stock price may occur regardless of our performance. Among the factors that could affect our stock price, in addition to our performance, are:

- variations between our operating results and either the guidance we have furnished to the public or the published expectations of securities analysts;
- changes in financial estimates or investment recommendations by securities analysts following our business;
- announcements by us or our competitors of significant contracts, new products or services, acquisitions, or other significant transactions;
- the issuance by us of common stock or other securities in the future;
- the inclusion or exclusion of our stock in various indices or investment categories;
- changes in the stock prices of other telecommunications equipment companies, to the extent that some investors tend to buy or sell our stock based on segment trends;
- the trading volume of our common stock; and
- repurchases we make of our common stock or early retirement of debt.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

We believe our existing cash, cash equivalents, and short term investments will be sufficient to fund our operations for at least the next twelve months. However, in light of our intention to maintain or increase funding for research and development and for expansion of our sales capabilities, combined with our recent history of net losses, we may need to raise additional capital to fund our operations. Such financing may not be available on terms that we consider acceptable or may not be available to us at all. If we raise capital by selling equity securities, our existing securityholders may suffer dilution. If we raise capital by debt financing, we could be subject to covenants restricting our operations in ways that may prove detrimental to us. If additional capital is needed and we are unable to raise it on acceptable terms, we may have to delay, reduce the scope of, or eliminate some or all of our research and development programs or other operations, which may include delaying further development of our products; or reduce marketing, customer support or other resources devoted to our products or operations. Any of these developments could harm our business, results of operations, or financial condition.

We may engage in acquisitions or similar transactions that could disrupt our operations, cause us to incur substantial expenses, result in dilution to our stockholders and harm our business if we cannot successfully integrate the acquired business, products, technologies or personnel.

Our growth is dependent upon market growth and our ability to enhance our existing products and introduce new products on a timely basis. We have addressed and are likely to continue to address the need to introduce new products through both internal development and through acquisitions of other companies and technologies that would complement our business or enhance our technological capability.

Acquisitions involve numerous risks, including the following:

- adverse effects on existing customer relationships, such as cancellation of orders or the loss of key customers;
- difficulties in integrating or retaining key employees of the acquired company;
- difficulties in integrating the operations of the acquired company, such as information technology resources, manufacturing processes, and financial and operational data;
- entering markets in which we have no or limited prior experience;
- difficulties in assimilating product lines or integrating technologies of the acquired company into our products;
- disruptions to our operations;
- diversion of our management's attention;
- potential incompatibility of business cultures;
- potential dilution to existing stockholders if we issue shares of common stock or other securities as consideration in an acquisition or to finance acquisitions;
- limitations on the use of net operating losses;
- negative market perception, which could negatively affect our stock price;
- the assumption of debt and other liabilities, both known and unknown; and
- additional expenses associated with the amortization of intangible assets or impairment charges or write-offs, if any, related to purchased intangibles and goodwill, recorded as a result of the acquisition.

We are dependent on revenue from the Promina product line.

Currently, we derive a significant portion of our product revenue from our Promina product line, a circuit-based narrowband technology. The market for our Promina product is declining as networks increasingly employ packet-based broadband technology. This technology migration has resulted in a significant drop in sales of our Promina products over the last several years. If we are unable to develop substantial revenue from our newer packet-based broadband product lines, our business and results of operations will suffer. Although we have developed a migration path to broadband technology and have entered and expect to enter into development agreements with third parties to expand our broadband offerings, this strategy may not materially mitigate this decline.

A significant portion of our revenue is generated from sales to governmental agencies.

A significant portion of our total revenue from product sales comes from contracts with governmental agencies, most of which do not include long-term purchase commitments. Historically, the government has been slower to adopt new technology, such as packet-based technology, which has had the effect of extending the product life of our Promina product. While the government has purchased and is evaluating some of our new products for broader deployment, this new business may not develop quickly or be sufficient to offset future declines in sales of our Promina product. If the government accelerated adoption of new technology and replaced the Promina product line in their networks with products other than ours, our product revenue would decline further. We face significant competition in obtaining future contracts with the government. If we fail in developing new products and successfully selling them to our government customers, our revenue will suffer and we may not be profitable. The federal government has issued specific requirements for IP networking products to incorporate a technology referred to as "IPv6" and requires products destined for use in military applications be certified by the Joint Interoperability Test Command (JITC). If we are unable to complete development efforts necessary to support IPv6 within the timeframes required by the federal government or are unable to obtain JITC certifications as needed, our government sales, and hence our revenue and results of operations, may suffer.

A substantial portion of the revenue generated from our government customers is based on our contract with the GSA. This contract imposes significant compliance and reporting obligations on us. The contract also establishes a fixed price under which government customers may purchase our products and provides for automatic mandatory price reductions upon certain events. In addition, the GSA can impose financial penalties for non-compliance.

Our success depends on our ability to develop new products and product enhancements that will achieve market acceptance.

Our operating results will depend on the successful design, development, testing, introduction, marketing, and broad commercial distribution of our newer IP-based products, as well as successful evolution of our Promina product line incorporating packet-based technology. The success of these products is dependent on several factors, including proper product definition, competitive pricing, timely completion and introduction to the market, differentiation from competitors' products, and broad market acceptance. Successful introduction of new products also requires the development of relevant expertise in our product support organization. The markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating networks. We may not successfully identify new product opportunities, develop and bring new products to market in a timely manner, or achieve market acceptance of our products. Our products and product enhancements are increasingly designed as elements of a solution involving products and technologies being developed by third parties, and the success of our products will therefore be affected by the availability and success of the third party products. At the same time, products and technologies developed by others may render our products or technologies obsolete or non-competitive, which in turn could adversely affect our ability to achieve profitability.

Gross margins could decline over future periods.
Gross margins may be adversely affected in the future due to increases in material and labor costs, increases in subcontractor charges, changes in the mix of products and services we sell, increased sales through resellers, increased warranty costs, or pressure on pricing and margins due to competition. As we introduce new products, our overall gross margins may decline, as new products typically have lower gross margins than established products, as a result of customary discounting for early customers and higher per-unit costs associated with low purchase volumes of components. A decline in our gross margins could have a material adverse effect on our business, results of operations, and financial condition.

Litigation may materially adversely affect our business.
Existing and future litigation may result in monetary damages, injunctions against future product sales and substantial unanticipated legal costs and may divert the efforts of management personnel, any and all of which could have a material adverse effect on our business, results of operations and financial condition.

Our operations in foreign countries are subject to political, economic and regulatory risks.
We conduct sales and customer support operations in countries outside of the United States and depend on non-U.S. operations of our subsidiaries and distribution partners. As a general rule, international sales tend to have risks that are difficult to foresee and plan for, including political and economic instability, possible expropriation, regulatory changes, changes in currency exchange rates, difficulties in protecting our intellectual property, changes in tax rates and structures, and collection of accounts receivable. Further, our international markets are served primarily by non-exclusive resellers and distributors who themselves may be severely affected by economic or market changes within a particular country or region. Our international sales are subject to the requirements of the U.S. Foreign Corrupt Practices Act, and similar laws of other countries. For sales within the European Union, our products must comply with the Restriction on Hazardous Substances Directive (RoHS) and Waste from Electrical and Electronic Equipment (WEEE) requirements, any failure of which could result in fines, product seizures, or injunctions against sale.

Our products are subject to export controls and shipments of our products sometimes require a license from the U.S. government.
We are subject to U.S. laws and regulations governing international trade and exports, including, but not limited to the Export Administration Regulations (EAR), International Traffic in Arms Regulations (ITAR), and trade sanctions against embargoed countries and destinations administered by the Office of Foreign Assets Control (OFAC) of the U.S. Department of the Treasury. Under these laws and regulations, we are responsible for obtaining all necessary licenses or other approvals, if required, for exports of hardware, software and technology, as well as the provision of service. For some of our products subject to EAR, the requirement for a license is dependent on the type and end use of the product, the final destination, the identity of the end user, and whether a license exception might apply. Obtaining export licenses can be difficult and time-consuming, and in some instances a license may not be available on a timely basis or at all. A determination by the U.S. government that we have failed to comply with one or more export control laws or trade sanctions, could result in civil or criminal penalties, including the imposition of significant fines, denial of export privileges, loss of revenues from certain customers, and debarment from participation in U.S. government contracts. Any one or more of these sanctions or a change in law or regulations could have a material adverse effect on our business, financial condition and results of operations.

We are conducting an internal investigation regarding our compliance with U.S. export laws.
We have learned that some of our products may have been exported or re-exported in violation of U.S. export laws. Consequently, we have launched an internal investigation of our export-related activities, which is being performed by outside counsel. We will report the results of the investigation to the U.S. government. Certain issues subject to the investigation have already been reported to the U.S. government, and the U.S. government has closed a limited portion of the matter with the issuance of a warning letter. The results of the rest of the internal investigation will be reported to the U.S. government in due course. If the U.S. government determines that we have failed to comply with one or more export control laws or trade sanctions, we could be subject to various civil or criminal penalties. By statute, these penalties can include but are not limited to fines of up to $250,000 for each violation, denial of export privileges, and debarment from participation in U.S. government contracts. Such a determination could also result in the loss of sales to certain customers. Any one or more of these sanctions could have a material adverse effect on our business, financial condition and results of operations.

The market for our products is highly competitive and many of our competitors have greater resources than we do.
The market for networking equipment is highly competitive and dynamic, has been characterized by rapid technological changes and shifting customer requirements, and has seen a worldwide migration from existing circuit technology to the new packet-based

technologies. We compete directly, both internationally and domestically, with many different companies, some of which are large, established suppliers of end-to-end solutions, such as Alcatel-Lucent, Avaya, Cisco Systems, Juniper Networks, and Siemens AG. In addition to some of these large suppliers, a number of other smaller companies are targeting the same markets as we are. Particularly, in the unified communications market, Audiocodes Limited and Dialogic Corporation provide competitive solutions and are also partners with Microsoft.

Our larger competitors have significantly greater financial, marketing and technical resources than we have, offer a wider range of networking products than we offer, and can often provide a complete network solution. They are often able to devote greater resources to the development, marketing and sale of their products and to use their equity or significant cash reserves to acquire other companies with technology and/or products that compete directly with ours. They often can compete favorably on price because their sales volume and broad product lines can allow them to make discounted sales while maintaining acceptable overall profit margins. The smaller companies have more ability than we do to focus their resources on a particular product development unencumbered by the requirements to support an existing product line. As a result of the flexibility of their market strategies, our competitors may be able to obtain strategic advantages that may adversely affect our business, financial condition or results of operations.

In addition, the networking equipment market has seen the constant introduction of new technologies that have reduced the value of older technology solutions. This has created pricing pressure on older products while increasing the performance expectations of newer networking equipment. Moreover, broadband technology standards are constantly evolving, and alternative technologies or technologies with greater capability are constantly introduced and sought by our customers. It is possible that the introduction of other technologies will either supplant our current technologies and technologies we have in development, or will require us to significantly lower our prices in order to remain competitive. To remain competitive, we must continue to evolve our product lines to meet the ever-changing technology needs of the networking market while ensuring that they can be sold at a competitive price. We also must enhance our Promina product line to provide needed features that increase its overall value for the customer while keeping the price competitive. Due to the competitive nature of the market and the relative age of our Promina product offerings as well as the competitive pressure affecting all our products, we may not be able to maintain prices for them at levels that will achieve profitability. Also, we may not be successful in completing the development of, or commercializing, products under development.

If we are unable to sign competitive resale partners, our future product and service revenue will be adversely affected.

Our international sales, other than those made to foreign ministries of defense (MoDs), are made through indirect channels that include distributors and resellers worldwide, and our business strategy includes leveraging resale partners in the United States. In addition, many of our target customers, including the government, rely on systems integrators to incorporate new equipment or services into their networks. While we have begun the process of identifying and signing software application, system integrator and OEM or resale partners, more partners are necessary in these areas for us to be successful. We may also need to pursue strategic partnerships with vendors who have broader technology or product offerings in order to compete with the end-to-end solution providers. In addition, many of the enterprise markets we are pursuing require a broad network of resale partners in order to achieve effective distribution. Failure to sign up new reseller and strategic partners, or to implement business processes and services needed to adequately support the distribution channel, could affect our ability to grow overall revenue.

Our sales through systems integrators typically involve the use of our products as components of a larger solution being implemented by the systems integrator. In these instances, the purchase and sale of our product is dependent on the systems integrator, who typically controls the timing, prioritization, and implementation of the project. Project delays, changes in priority, or solution re-design decisions by the systems integrator can adversely affect our product sales.

Our products have long sales cycles, making it difficult to predict when a customer will place an order and when to forecast revenue from the related sale.

Many of our products are complex and represent a significant capital expenditure to our customers. The purchase of our products can have a significant effect on how a customer designs its network and provides services either within its own organization or to an external customer. Consequently, our customers often engage in extensive testing and evaluation of products before purchase. There are also numerous financial and budget considerations and approvals that a customer often must obtain before it will issue a purchase order. As a result, the length of our sales cycle can be quite long, extending beyond twelve months in some cases. We have little visibility into the sales pipelines of resellers, which adds to the difficulty of accurately forecasting revenue. In addition, our customers, including resellers, often have the contractual right to delay scheduled order delivery dates with minimal penalties and to cancel orders within specified time frames without penalty, which makes it difficult to predict whether or not an order may actually ship. We often must incur substantial sales and marketing expense to ensure a purchase order is placed. If orders are not placed in the quarter forecasted, our sales may not meet forecast and revenue may be insufficient to meet expenses.

Because it is difficult for us to accurately forecast sales, particularly within a given time frame, we face a risk of having too much or too little inventory.

Typically, the majority of our revenue in each quarter has resulted from orders received and shipped in that quarter. While we do not believe that backlog is necessarily indicative of future revenue levels, our customers' ordering patterns and the possible absence of backlogged orders create a significant risk that we could carry too much or too little inventory if orders do not match forecasts. Rather than base forecasts on orders received, we have been forced to schedule production and commit to certain expenses based more upon forecasts of future sales, which are difficult to predict. We are generally liable for excess component inventory and unsold product assemblies that our contract manufacturer orders or assembles based on our forecasts. If large orders do not close when forecasted or if near-term demand weakens for the products we have available to ship, we will have expenses with no corresponding revenue and our operating results for that quarter or subsequent quarters would be materially adversely affected. At the same time, we may face shortages that preclude us from fulfilling orders that are not in our forecast, as a result of lead times for component procurement and manufacturing. If there is an unexpected decrease in demand for certain products or there is an increased risk of inventory obsolescence, which can happen relatively quickly due to rapidly changing technology and customer requirements, adjustments may be required to write down or write off certain inventory, which would adversely affect our operating results.

Delays in government programs or other customer ordering could cause products or product versions to become obsolete sooner than forecasted, which could result in substantial write-downs.
We maintain inventory of various products and components in order to compensate for lead times in parts ordering and product manufacturing, as well as to avoid shortages of parts that are difficult to procure or no longer available. Due to our long sales cycle, customer orders may span release schedules for new versions of our products, particularly if there are delays in customer ordering. As a result, orders we expected to fulfill with one version may become orders for the next version, which could result in us holding obsolete inventory for the earlier version. We have significant unreserved inventory balances on hand, including inventory that is owned by our contract manufacturer but for which we are responsible if it is unused. Substantial charges for the write-down or write-off of obsolete inventory would adversely affect our operating results.

If we are unable to attract, recruit and retain key personnel, then we may not be able to successfully manage our business.
Our success continues to be dependent on our being able to attract and retain highly skilled engineers, managers and other key employees. In most cases, we face significant competition for the most qualified personnel for new positions and to replace departing employees. If we are not able to continue to attract, recruit and retain key personnel, particularly in engineering and sales and marketing positions, we may be unable to meet important company objectives such as product delivery deadlines and sales targets.

Over the past several years, we have restructured our organization which may cause disruptions to our business.
In fiscal 2011, we reorganized a number of functions and continue to seek additional ways to reduce costs and improve efficiencies, such as changes to our internal business processes, transitions to different vendors or service providers, and outsourcing of certain functions. These activities are subject to a number of risks, such as diversion of management time and resources; diminished ability to respond to customer requirements, both as to products and services; and disruption of our engineering and manufacturing processes. Further, despite our efforts, the savings we expect from these actions may not be achieved, or may be achieved only after an initial increase in costs. Problems resulting from these reorganization activities, such as potential challenges maintaining our business systems and operating infrastructure, could have a material adverse effect on our business, results of operations, and financial condition, particularly if coupled with a failure to achieve the expected cost savings. In addition, changes to our business processes may require revisions to our internal controls, and may make it more difficult for us to achieve certification of our internal control over financial reporting.

Our ability to ship our products in a timely manner is dependent on the availability of component parts and other factors.
Several key components of our products are available only from a single source, including certain integrated circuits and power supplies. Depending upon the component, there may or may not be alternative sources or substitutes. Some components are purchased through purchase orders without an underlying long-term supply contract, and some components are in short supply generally throughout the industry. If a required component were no longer available, we might have to significantly reengineer the affected product. Further, variability in demand and cyclical shortages of capacity in the semiconductor industry have caused lead times for ordering parts to increase from time to time. Delays may occur as a result of factors beyond our control, including weather-related delays and other events. For example, in 2011 availability of some components may be affected by the earthquake and tsunami in Japan earlier in the year. If we encounter shortages or delays in receiving ordered components or if we are not able to accurately forecast our ordering requirements, we may be unable to ship ordered products in a timely manner, resulting in decreased revenue. In some instances, our product development efforts are based on component parts, such as integrated circuits, still under development by third-parties. Any delay or failure by the third-party provider to complete and release such a component, which is generally beyond our control, would cause delays or an inability for us to complete and ship the product that is based on the component, which would adversely affect our revenue.

Generally, our customer contracts allow the customers to reschedule delivery dates or cancel orders within certain time frames before shipment without penalty and outside those time frames with a penalty. Because of these and other factors, there are risks of excess or inadequate inventory that could negatively affect our expenses, revenue and earnings. Additionally, defense expedite (DX)-rated orders from the federal government, which by law receive priority, can interrupt scheduled shipments to our other customers.

We outsource our product manufacturing.
We outsource our product manufacturing, including most assembly and structural test, as well as functional test, systems integration, and order fulfillment functions, though we generally remain liable for inventory of components and finished material. Any difficulties or failures to perform by our contract manufacturers could cause delays in customer product shipments or otherwise negatively affect our results of operations. We also share responsibility for inventory management and production planning with our contract manufacturers, which may increase the risks of carrying too much or too little inventory of either component parts or manufactured product. We have agreed to compensate our contract manufacturers in the event of termination or cancellation of orders, discontinuance of product, or excess material. Also, should our principal contract manufacturer in some future period decide not to renew our contract with it, or should we experience any failure to perform or other difficulties with our principal contract manufacturer, it would be difficult for us to quickly transfer our manufacturing requirements to another vendor, likely causing substantial delays in customer product shipments and adversely affecting our revenue and results of operations.

As inventory ages, we may be required to make substantial deposits with or purchases from our contract manufacturer.
As part of our arrangement with our principal contract manufacturer, we are required to make deposits on certain purchased raw materials held for greater than 90 days and certain work-in-process items held for greater than 60 days, although the contract manufacturer must make efforts to minimize our liability for this inventory, including returning materials to suppliers, canceling orders with suppliers or using materials to manufacture product for its other customers. Raw material and in-process inventories that are unused and have been held for more than nine months require us to take ownership, or, at a minimum, pay a management fee assuming there is future forecasted demand for those inventories. Further, if anticipated demand for inventories does not materialize in future periods, we are required to take ownership of those associated inventories. We have substantial amounts of inventory at our principal contract manufacturer, and have already made significant deposits on some of the inventory. Additional deposits may be required in the future and if the inventory continues to remain on hand, we may be required to purchase the inventory underlying the deposit and adjustments may be required to write down or write off this inventory, any of which would adversely affect our operating results.

Our intellectual property rights may not be adequate to protect our business.
Our future success depends in part upon our proprietary technology. Although we attempt to establish and maintain rights in proprietary technology and products through patents, copyrights, and trade secrets laws, we cannot predict whether such protection will be adequate or whether our competitors can develop similar technology independently without violating our proprietary rights. As competition in the communications equipment industry increases and the functionality of the products in this industry further overlap, we believe that companies in the communications equipment industry may become increasingly subject to infringement claims. We have received and may continue to receive notice from third parties, including some of our competitors, claiming that we are infringing their patents or their other proprietary rights. To settle such claims, we may enter into licensing arrangements requiring us to pay a royalty to the third party. We cannot predict whether we will prevail in any litigation over third-party claims or that we will be able to license any valid and infringed patents on commercially reasonable terms. Any of these claims, whether with or without merit, could result in costly litigation, divert our management's time, attention and resources, delay our product shipments or require us to enter into royalty or licensing agreements. In addition, a third party may not be willing to enter into a royalty or licensing agreement on acceptable terms, if at all. If a claim of product infringement against us is successful and we fail to obtain a license or develop or license non-infringing technology, we may be unable to market the affected product.

Although we have a number of patent applications pending, we cannot guarantee that any will result in the issuance of a patent. Even if issued, the patent may later be found to be invalid or may be infringed without our knowledge. Our issued patents might not be enforceable against competitive products in every jurisdiction, and it is difficult to monitor unauthorized use of our proprietary technology by others. Regardless of our efforts to protect our intellectual property, the rapidly changing technologies in the networking industry make our future success primarily a function of the skill, expertise and management abilities of our employees. Nonetheless, others may assert property rights to technologies that are relevant to our currently marketed products or our products under development. If our protected proprietary rights are challenged, invalidated or circumvented, it could have a material adverse effect on our competitive position and sales of our products. Conversely, if other parties are infringing our patents, we may pursue claims against them in order to yield value attributable to our technology. Such claims could involve costly litigation, could divert our management's time and resources, and could result in counterclaims challenging rights to other technology used by us.

We rely on technologies licensed from third parties.
For each of our product lines, we license some of our technology from third parties. Some of these licenses contain limitations on distribution of the licensed technology, are limited in duration, or provide for expiration upon certain events, such as a change in control of the company. If the relevant licensing agreement expires or is terminated without our being able to renew that license on commercially reasonable terms or if we cannot obtain a license for our products or enhancements on our existing products, we may be unable to market the affected products or may be liable for monetary damages. Our license arrangements are generally not exclusive to us. Our license for a third-party technology, or any exclusivity thereto, may be limited in territory or scope. We generally pay an ongoing royalty for licensed technology, which can restrict our ability to manage costs of the product, leaving us more vulnerable to competition from others, including potentially the licensor itself. For many of these technologies, we rely on

the third-party providers to update and maintain the technology, fixing errors and adding new features. If the third-party providers do not adequately update and maintain these technologies, whether due to changes in their product direction, their own financial difficulties, or other reasons, we would need to seek alternative means to fulfill the ongoing requirements for our products that incorporate the third-party technology. If we are unable to find alternative means of fulfilling the ongoing requirements, we may be unable to market the affected products.

We outsource some of our product development activities, which carries inherent risks such as reduced ability to control the timing and quality of the work product, uncertain continuity and availability of skills and knowledge, difficulties of managing and integrating the third-party development, and potential disputes over intellectual property. To the extent we use parties located in overseas jurisdictions, the intellectual property provided to or developed by the third party may, depending on the laws of the jurisdiction, be subject to weaker or significantly different intellectual property protection. In using third parties for product development, we must share with them and will receive from them various intellectual property, which increases the risk of misuse of our intellectual property, as well as the risk that the resulting product might contain items that infringe the intellectual property rights of others.

Many of our sales depend on our achieving third-party certifications for our products.
In several markets for our products, we must achieve various certifications from third parties in order to obtain sales of those products. For example, sales of unified communications products often require certification of interoperability with other vendors' products; sales to the federal government of products destined for use in military applications must be certified by the JITC; and international sales may depend on standards established by telecommunications authorities in various countries. These certification processes can be lengthy and often require the commitment of another vendor's or agency's personnel and test equipment, and we compete with other suppliers for these resources. Even after achieving a particular certification, we may be required to re-certify our products as technologies evolve and other vendors' products are updated. Any delays in obtaining these certifications or failure to obtain these certifications could adversely affect our ability to sell our products.

The market for some of our products depends on the availability and demand for other vendors' products.
Some of our products, particularly those addressing the unified communications market, are designed to function with other vendors' products. In these cases, demand for our products is dependent upon the availability, demand for, and sales of the other vendors' products, as well as the degree to which our products successfully interoperate with the other vendors' products and add value to the solution being provided to the customer. If the other vendors change the design of their products, delay the issuance of new releases, fail to adequately market their products, or are otherwise unsuccessful in building a market for their products, the demand for our products will be adversely affected.

We face risks associated with changes in regulations and tariffs, including regulation of the Internet.
Changes in domestic and international telecommunications equipment requirements could affect the sales of our products. In the United States, our products must comply with various FCC requirements and regulations. In countries outside of the United States, our products must sometimes meet various requirements of local telecommunications authorities. Changes in tariffs or failure by us to obtain timely approval of products could affect our ability to market the affected products.

New restrictions on trade, such as in response to transfers of jobs from the United States to lower-cost foreign locations, could limit our ability to purchase components from, or outsource functions to, foreign entities, which would likely make it more difficult to maintain competitiveness in the global market. As a result of our current concentration of business to the federal government, we are more sensitive to these trade restrictions, whether tariffs, incentives, or government purchasing requirements such as the "Buy American Act," than we would be with a more diversified customer base.

Changes in other laws and regulations, or changes in their interpretation or enforcement, such as confidentiality requirements under the federal privacy laws, California's state wage and hour laws, or employment regulations in foreign jurisdictions, impose additional costs and potential liabilities on us.

We are exposed to fluctuations in the exchange rates of foreign currency.
As a global concern, we face exposure to adverse movements in foreign currency exchange rates. These exposures may change over time as business practices evolve and could have a material adverse affect on our financial results. We use foreign exchange contracts to hedge significant accounts receivable and intercompany account balances denominated in foreign currencies. Although we have established foreign exchange contracts for non-dollar denominated sales and operating expenses in the United Kingdom, France, and Japan, exposures remain for non-dollar denominated operating expenses in Asia and Latin America. We will continue to monitor our exposure and may hedge against these or any other emerging market currencies as necessary. Market value gains and losses on hedge contracts are substantially offset by fluctuations in the underlying balances being hedged.

We are exposed to fluctuations in the market values of our investment portfolio.
Although we have not experienced any material losses on our cash, cash equivalents and short-term investments, future declines in their market values could have a material adverse effect on our financial condition and operating results. Our investment policy requires our investments to have a credit rating of single-A or better, with asset backed securities rated triple A. If any of these

issuers default on their obligations, or their credit ratings are negatively affected by liquidity, credit deterioration or losses, financial results, or other factors, the value of our cash equivalents and short-term investments could decline and result in a material impairment.

The location of our facilities subjects us to the risk of earthquake and floods.
Our corporate headquarters, including most of our research and development operations, are located in the Silicon Valley area of Northern California, a region known for seismic activity. These facilities are located near the San Francisco Bay where the water table is quite close to the surface and where tenants in nearby facilities have experienced water intrusion problems. A significant natural disaster, such as an earthquake or flood, could have a material adverse affect on our business, operating results, and financial condition.

Any material weakness or significant deficiency identified in our internal controls could have an adverse effect on our business.
Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their internal control structure and procedures over financial reporting. Material weaknesses could arise that would be required to be reported in the future. In addition, the evaluation process and any required remediation, if applicable, may increase our accounting, legal and other costs, and may divert management resources from other business objectives and concerns.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

NET is headquartered in Fremont, California. In December 2001, we entered into a ten-year lease for two buildings totaling 185,790 square feet for our headquarters, including one building dedicated for administrative activities and one building dedicated for manufacturing operations. We outsourced manufacturing during fiscal 2006 and ceased use of the building used for manufacturing operations at the end of fiscal 2007, incurring a restructure charge of $10.1 million. In fiscal 2009, we recorded restructure cost of $1.1 million to reflect a change in estimate of the remaining liability for lease and other exit costs for this building. In fiscal 2011, we executed a five-year extension of the facility lease for the building dedicated to administrative activities, which totals 97,747 square feet.

NET and our subsidiaries lease facilities in Illinois, primarily for research and development, and in New Jersey, China, and Hong Kong, for sales and final assembly and test of products. We also lease offices, primarily for sales and service, at other locations in the United States, the United Kingdom, France, China, Australia, Japan and Dubai.

ITEM 3. LEGAL PROCEEDINGS

A subsidiary of the Company, Quintum Technologies, LLC (Quintum), is party, by interpleader, to three related lawsuits in Greece filed by Lexis SA, a former distributor of Quintum products in Greece. The initial interpleader lawsuit was filed October 26, 2006, at the Multimember First Instance Court of Athens. The first two of these lawsuits were initially filed against Lexis by one of its customers, Advanced Telecom Systems ("ATS"), alleging that a set of hardware and software products acquired for ATS by Lexis failed to perform as a system. The products include Quintum's hardware product and a software product by another vendor, Ipercom. In these first two lawsuits, the customer (ATS) seeks damages from the distributor (Lexis), and the distributor has interpleaded the product vendors, Quintum and Ipercom, asking them to pay any amounts that Lexis may be ordered to pay to ATS, who seeks a refund of amounts paid for the purchase of the hardware and software, totaling €78,215, and compensation for real and moral damages, totaling €4,054,893. The third lawsuit was initiated by one of ATS' customers for non delivery of services, which were to be delivered through the system ATS purchased from Lexis. In this lawsuit, the ATS customer seeks various monetary damages totaling €2,859,847. ATS filed an interpleader lawsuit against Lexis and Lexis has filed the same against Quintum and Ipercom. Hearings on all the lawsuits and interpleader lawsuits are currently scheduled for February 2012. The Company has not accrued any amounts related to the claim, as it believes that a negative outcome is not probable.

In addition to the above, we are involved in various legal proceedings from time to time in the normal course of our business.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

For a discussion of securities authorized for issuance under equity compensation plans, see notes 10 and 11 to the consolidated financial statements. At May 20, 2011, there were approximately 564 registered stockholders of record of NET.

(c) Issuer Purchases of Equity Securities:

Issuer Purchases of Equity Securities during the quarter ended March 25, 2011:

(in thousands, except shares and per share amounts)

Fiscal Period	Total Number of Shares Purchased (1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased Under Plans or Programs
December 25, 2010-January 21, 2011	—	—	—	$ —
January 22-February 18, 2011	—	—	—	$ —
February 19-March 25, 2011	—	—	—	$ —
	—	—	—	$ —

(1) During the quarter ended March 25, 2011, 74,182 shares were acquired directly from employees as payment of tax withholding obligations upon vesting of restricted stock awards.

Market Price

NET's common stock is traded on The NASDAQ Stock Market, LLC under the symbol "NWK." Until April 23, 2009, NET's common stock was listed on the New York Stock Exchange. The following table sets forth, for the quarterly periods indicated, the high and low sale prices of our common stock:

Fiscal 2011	Low	High
First quarter	$ 3.63	$ 6.10
Second quarter	$ 2.53	$ 4.50
Third quarter	$ 3.04	$ 5.50
Fourth quarter	$ 3.10	$ 5.40

Fiscal 2010	Low	High
First quarter	$ 3.12	$ 4.56
Second quarter	$ 3.76	$ 7.45
Third quarter	$ 3.09	$ 7.23
Fourth quarter	$ 3.70	$ 5.65

NET has never declared or paid dividends on our capital stock and does not intend to pay dividends in the foreseeable future. Our convertible debt trades in the over-the-counter market.

Information regarding equity compensation plans will be contained in the Proxy Statement in the section captioned "Equity Compensation Plan Information" and is incorporated herein by reference.

Stock Performance Graph

The graph depicted below shows NET's stock price as an index assuming $100 invested over the five year period beginning on March 26, 2006, along with the composite prices of companies listed in the S&P 500 Index and NASDAQ Telecommunications Index. All values assume reinvestment of the full amount of all dividends.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURNS
$300
$250
$200
$150
$100
$50
$-
Mar-06
Mar-07
Mar-08
Mar-09
Mar-10
Mar-11
Network Equipment Technologies, Inc.
S & P 500 Index
NASDAQ Telecommunications Index

Fiscal year ended	2006	2007	2008	2009	2010	2011
Network Equipment Technologies, Inc.	100.00	244.33	161.96	91.44	134.76	85.89
S&P 500 Index	100.00	109.73	101.57	63.01	90.09	101.46
NASDAQ Telecommunications Index	100.00	105.17	101.02	67.84	101.05	97.52

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial information has been derived from the audited consolidated financial statements. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere in this Form 10-K.

The information presented below reflects the impact of certain significant transactions, including the acquisition of Quintum in fiscal 2008, and the adoption of certain accounting pronouncements, which makes a direct comparison difficult between each of the last five fiscal years.

(in thousands, except per share amounts)

Fiscal year ended	2011	2010	2009	2008	2007
Total revenue	$ 60,147	$ 74,494	$ 65,788	$ 116,144	$ 84,094
Net income (loss)	$ (26,298)	$ (17,843)	$ (53,503)	$ 7,145	$ (16,194)
Basic net income (loss) per share	$ (0.88)	$ (0.61)	$ (1.85)	$ 0.26	$ (0.65)
Diluted net income (loss) per share	$ (0.88)	$ (0.61)	$ (1.85)	$ 0.25	$ (0.65)
Total assets	$ 89,371	$ 117,686	$ 133,433	$ 269,333	$ 134,019
3 ¾% convertible senior notes	$ 10,500	$ 10,500	$ 13,000	$ 85,000	$ —
7 ¼% convertible subordinated debentures	$ 23,704	$ 23,704	$ 23,704	$ 24,706	$ 24,706
Other long-term liabilities	$ 1,234	$ 2,161	$ 4,568	$ 6,295	$ 3,886

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the consolidated financial statements and the accompanying notes included in this Form 10-K. Statements contained in this discussion that are not historical facts are forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. A forward-looking statement may contain words such as "plans," "hopes," "believes," "estimates," "will," "continue to," "expect to," "anticipate that," "to be," or "can affect." Forward-looking statements are based upon management expectations, forecasts and assumptions that involve risks and uncertainties that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. Many factors may cause actual results to vary including, but not limited to, the factors identified in this discussion. The Company expressly disclaims any obligation or undertaking to revise or publicly release any updates or revisions to any forward-looking statement contained in this discussion except as required by law. Investors should carefully review the risk factors described in this document along with other documents the Company files from time to time with the Securities and Exchange Commission (SEC).

Critical Accounting Policy Judgments and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates and assumptions, which we evaluate on an on-going basis, include, but are not limited to: assumptions related to contracts that have multiple elements, the allowances for sales returns and potentially uncollectible accounts receivable, the valuation of inventory, warranty costs, the valuation allowance on deferred tax assets, certain reserves and accruals, estimated lives of depreciable assets, and assumptions related to stock-based compensation. We base our estimates on historical experience and other assumptions that we believe are reasonable under the circumstances. Actual results could differ from those estimates.

Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the foregoing disclosure. Changes in estimates used in these and other items could have a material effect on our financial statements.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition: We recognize product revenue when all four of the following criteria are met:

1) we have a contract with our customer,
2) the product has been shipped as required by the contract and risk of loss has passed to the customer,
3) the price is fixed or determinable, and
4) collection of payment is probable.

If the customer has a right of acceptance and we have not yet obtained acceptance, revenue is deferred until the terms of acceptance are satisfied. When product revenue is deferred, we also defer the associated cost of goods until the revenue is recognized. We recognize service revenue upon completion of the service or, for ongoing services such as maintenance, ratably over the period of the contract. For sales arrangements that involve multiple elements to be delivered at different times, such as a sale of equipment together with post-contract support services, we assign revenue to each element based on its fair value and recognize revenue for each element as the criteria for recognition are met. Fair value for each element is determined by vendor-specific objective evidence, if available, such as the sales price charged when the same element is sold separately, or otherwise by the residual method, whereby the value of delivered elements is determined by subtracting the fair value of the undelivered elements from the total value of the arrangement. If vendor-specific objective evidence of fair value of one or more undelivered elements does not exist, revenue on the entire arrangement is deferred and is recognized only upon delivery of those elements or when fair value has been established.

For a contract related to funded research and development activities, we recognized revenue and related costs in accordance with the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 605, *Revenue Recognition*. We accounted for this contract using the completed contract method because we determined that reasonable estimates of gross profit and percentage of completion were not available. All revenues and related costs were deferred until the contract was completed. Because the completed contract method precludes recognition of performance under the contract as the work progresses, it does not reflect current financial performance when the contract extends beyond one accounting period, and it therefore may result in uneven recognition of revenue, related cost of revenues and gross margin.

Through a contractual arrangement with NET, CACI International Inc. (CACI) had certain rights to provide maintenance and other services to our federal government customers. Under this arrangement, both companies sold services for NET products, other than the Tenor products, and each company was responsible for various aspects of service delivery. CACI was responsible for maintenance support for first-level calls and on-site repairs, NET provided spares logistics and bug fixes and both companies provided training services. Under a revenue-sharing arrangement, revenue from maintenance services was shared between both companies, regardless of which company sold the services. The receipts from sales of these services were shared based on a pre-determined percentage, which was 37% for us and 63% for CACI at the time of the termination of the agreement. Therefore, 63% of our receipts that were subject to the agreement were remitted to CACI, and conversely, 37% of CACI's receipts that were subject to the agreement were remitted to us. Receipts from sales of training services were shared based on sales volumes but training services revenues were not significant for either NET or CACI. We recorded amounts derived from sales by us as gross revenue and we recorded amounts remitted to us by CACI as net revenue. This arrangement expired December 1, 2010, and since then, we have performed these services ourselves and retained all the revenue associated with these services.

Revenue on sales through resellers is recognized upon transfer of title to the reseller. Many of the sales to our resellers are based upon firm commitments from their end customer; as a result, these resellers carry little or no NET stock. For our Promina, VX, NX, and UX products, our customers generally do not have the right to return the equipment. For our Tenor product line, our customers are subject to agreements allowing for limited rights of return and price protection. Accordingly, revenues are reduced for our estimates of liability related to these rights. The estimate for returns is recorded at the time the related sale is recognized and is adjusted periodically based on historical rates of returns and other related factors. The reserves for price protection are recorded at the time these programs are offered. Price protection is estimated based on specific programs, expected usage and historical experience.

Allowance for Sales Returns: A reserve for sales returns is established primarily for our reseller and distributor customers, based on actual historical product returns. If the actual future returns differ from historical levels, our revenue could be adversely affected.

Allowance for Doubtful Accounts: The allowance for doubtful accounts receivable is based on our assessment of the collectability of specific customer accounts and the aging of accounts receivable. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than our historical experience, we may have to increase our allowance for doubtful accounts receivable, and our operating expenses could be adversely affected. Credit losses have historically been within our expectations and the allowances for doubtful accounts receivable that were established.

Inventory and Contract Manufacturer Liabilities: Under an agreement with our primary contract manufacturer, Plexus Corp. (Plexus), which runs through December 31, 2011, we maintain a level of control over parts procurement, design, documentation, and selection of approved suppliers. We are generally liable for any termination or cancellation of product orders, as well as excess and obsolete material, which can result, for example, from an engineering change, product obsolescence, or inaccurate component forecasting. Under the agreement, Plexus is to procure raw materials and begin manufacturing of products in accordance with our forecasts. If certain purchased raw materials or certain work-in-process items are held for greater than 90 days, we must make deposits on the aging inventory, although Plexus must make efforts to minimize our liability for the aging inventory, including returning materials to suppliers, canceling orders with suppliers, or using materials to manufacture product for its other customers. If raw material or in-process inventories are still unused and have been held for more than nine months, we must take ownership and pay for the aged inventory. Alternatively, if there is forecasted demand for such inventory, we must pay a management fee for

Plexus to retain such inventory. If the forecasted demand does not materialize we must take ownership and pay for such inventory. This activity may increase our owned inventories.

At March 25, 2011, our deposit on inventory held by Plexus was $4.2 million, of which $1.3 million had been charged to a reserve for excess inventory. The deposit, including the related reserve, is included in prepaid expenses and other assets in the consolidated balance sheets.

We value inventory at the lower of cost (first-in, first-out) or market. If we believe that demand no longer allows us to sell our inventory above cost, or at all, we establish reserves to write down inventory to market value or write off excess or obsolete inventory. To the extent that a severe decline in forecasted demand occurs, or we experience a higher incidence of inventory obsolescence due to rapidly changing technology and customer requirements, we may incur significant charges for excess inventory. We use estimates to allocate manufacturing overhead to inventory which is expensed when the inventory is sold to the end customer.

Goodwill and indefinite-lived intangible assets: Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment annually, or more frequently if impairment indicators arise. Impairment indicators arise when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable, such as a significant downturn in industry or economic trends with a direct impact on the business, an expectation that a reporting unit will be sold or otherwise disposed of for less than the carrying value, loss of key personnel, or a significant decline in the market price of an asset or asset group. Impairment of goodwill is tested at a reporting unit level using a two-step process. Impairment of indefinite-lived intangible assets is tested at the unit of accounting level by comparing fair value to its carrying value. Goodwill was fully impaired in fiscal 2009 as part of the Company's impairment analysis.

Long-lived assets: The Company reviews long-lived assets, including intangible assets with finite lives, property and equipment, and other assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the market price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, the loss of legal ownership or title to the asset, significant negative industry or economic trends or the presence of other factors that would indicate that the carrying amount of an asset or asset group is not recoverable. We consider a long-lived asset to be impaired if the estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition are not sufficient to recover the carrying value of the asset. If we deem an asset to be impaired, the amount of the impairment loss represents the excess of the asset's carrying value compared to its estimated fair value. Intangible assets were fully impaired in fiscal 2009 as part of the Company's impairment analysis.

At March 25, 2011 and at March 26, 2010, our balance sheets included no goodwill or intangible assets.

Warranty Accruals: We warrant hardware product, generally for twelve months, and software, generally for 90 days. The software warranty entitles the customer to bug fixes but not software upgrades during the warranty period. Our methodology is to accrue warranty expense based on historical expense trends calculated as a percentage of product sales. Actual expenses are charged against the accrual in the period they are incurred. On a quarterly basis, the warranty accrual is analyzed for adequacy based on actual trends and subsequent adjustments are made as necessary.

Vacated Facilities: In fiscal 2007, we recorded a charge of $10.1 million of which $4.6 million related to estimated future net costs of our former manufacturing facility. In determining the amount of this charge, we made certain estimates, including future sublease rents to be received, future rent increases to be paid to our current landlord, allocation of original construction costs, and future operating costs. We executed a sublease for a portion of the facility in fiscal 2008, on financial terms consistent with the estimates. In fiscal 2009, we recorded additional restructuring cost of $1.1 million due to a change in our estimate of the cost to vacate our former manufacturing facility. We will adjust the liability over the remaining term of the lease, which expires in December 2011, for future changes in terms, estimates used, or actual costs incurred and sublease revenues received.

Stock-based Compensation: We recognize stock-based compensation expense for all share-based payment awards including employee stock options and restricted stock awards. We value stock-based compensation expense for expected-to-vest stock-based awards under the single-option approach and we amortize stock-based compensation expense on a straight-line basis, net of estimated forfeitures. We recognize the value of the portion of the award that is ultimately expected to vest over the requisite service periods in our consolidated statements of operations.

We estimate the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. The fair value is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Our computation of expected volatility is based on historical volatility commensurate with the expected term of the options. The risk-free interest rate used in the Black-Scholes option-pricing formula is based on the implied yield currently available on U.S. Treasury securities with an equivalent remaining term commensurate with the expected term of the options. The expected dividend assumption is based on our current expectation that we will not pay out cash dividends in the foreseeable future. We estimated the expected term of options granted in fiscal 2011, 2010 and 2009 using vesting periods of awards and historical data such as past experience and post-vesting cancellations. We believe these calculations provide reasonable estimates of expected life for stock–based awards to employees.

Deferred Taxes: We determine our income taxes in each of the jurisdictions in which we operate which involves estimating our actual current tax expense together with assessing temporary differences resulting from recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from taxable income during the carryback period or in the future, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. Our most significant deferred tax assets are net operating losses, for which we provide a valuation allowance based on our estimation of the likelihood of recovery. FASB ASC Topic 740, *Income Taxes*, provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur. Based upon the weight of available evidence, which included the Company's historical operating performance and reported cumulative net losses, we provided a full valuation allowance against our U.S. and most of our foreign net deferred tax assets. There is no valuation allowance against our UK deferred tax assets. We reassess the need for our valuation allowance on a quarterly basis.

Tax years from 1998 in the U.S. and 2004 in our primary foreign jurisdictions remain open for examination. Although the timing of resolution and closure of audits is highly uncertain, we do not believe it is reasonably possible that the unrecognized tax benefits would materially change in the next twelve months.

Results of Operations

The following table sets forth selected data derived from our consolidated statements of operations expressed as a percentage of revenue for the periods presented:

	Year Ended		
	March 25, 2011	**March 26, 2010**	**March 27, 2009**
Percent of revenue			
Product	76.3%	78.0%	77.8%
Service and other	23.7	22.0	22.2
Total revenue	100.0	100.0	100.0
Product gross margin	46.9	52.0	39.9
Service and other gross margin	22.7	14.6	1.2
Total gross margin (1)	41.1	43.8	16.0
Sales and marketing	32.6	26.4	32.2
Research and development	31.9	25.8	33.2
General and administrative	17.4	15.9	19.9
Impairment of goodwill and long-lived assets	—	—	52.0
Restructure and other costs (recoveries)	0.5	—	3.6
Total operating expenses	82.4	68.1	140.9
Loss from operations	(41.3)	(24.3)	(124.9)
Interest income	1.5	2.0	5.6
Interest expense	(3.7)	(3.1)	(5.9)
Other income, net	—	1.5	44.0
Loss before taxes	(43.5)	(23.9)	(81.2)
Income tax provision	0.2	0.1	0.1
Net loss	(43.7)%	(24.0)%	(81.3)%

(1) Total gross margin includes effect of impairment of long-lived assets of $10.1 million in fiscal 2009.

Overview and highlights

- *Total revenue declined in fiscal 2011 due to lower sales to government customers, particularly for our Promina and other multi-service products.* Revenue from government customers was $15.8 million lower in fiscal 2011 than in fiscal 2010. Our sales to the government sector continue to account for a majority of our revenue, but fluctuate from quarter to quarter, as they are dependent upon the size of budget allocations, the timely passage of the annual federal budget, and the timing of specific programs. In addition, government customers may purchase large quantities of equipment from us in a single quarter, making quarterly comparisons difficult. For example, over the course of fiscal 2010, we achieved quarterly revenue ranging from a low of $84,000 to a high of $6.2 million for NX1000 sales from a single government program.

- *Sales of our VoIP-based product lines increased in the aggregate in fiscal 2011.* Product revenue from our VX Series was $16.2 million in fiscal 2011, compared to $13.0 million in fiscal 2010, representing a 25% increase. This increase was due principally to greater sales of our VX Series to commercial customers for UC implementations and to government customers for secure communications applications. Product revenue from enterprise customers for our VX Series was up 28.9% in fiscal 2011 over fiscal 2010. Revenue from Tenor products decreased by 11.1% in fiscal 2011, compared to fiscal 2010, as demand continued to shift to more-advanced products. The first product in the UX Series, our new VoIP and unified communications platform, became generally available early in the third quarter of fiscal 2011.

- *Sales of our multi-service networking products declined from the prior year.* In fiscal 2011, combined sales of our Promina and NX1000 products were down 49.7% from fiscal 2010. The reduction is primarily from lower sales of the NX1000, which are largely concentrated to a specific customer. Promina products, which are based on time division multiplexing, continue to function well for certain applications. The NX1000 product is an extension of our Promina product line and allows Promina customers to add IP capabilities to their networks. Given the installed base for Promina and the addition of the NX1000 product, we expect to see continuing orders for Promina and NX1000 products for the next few years, but at a declining rate.

- *Our sector mix and our mix of product sales fluctuate quarter to quarter.* We expect our customers to move to IP-based communications, at varying speeds. Also, spending by government customers fluctuates for the reasons noted above. The following table shows elements of our sector mix and our mix of product sales:

(in thousands, except percentages)	Year Ended		
	March 25, 2011	March 26, 2010	March 27, 2009
Sector mix:			
Revenue from government customers	$ 42,752	$ 58,580	$ 47,906
% of total revenue	71.1%	78.6%	72.8%
Mix of product sales:			
Promina product revenue	$ 14,913	$ 21,165	$ 21,731
% of product revenue	32.5%	36.4%	42.4%
IP-based product revenue	$ 26,137	$ 22,611	$ 22,151
% of product revenue	56.9%	38.9%	43.3%
Other product revenue	$ 4,545	$ 13,999	$ 7,074
% of product revenue	9.9%	24.1%	13.8%

- *Our arrangement with CACI International Inc. (CACI) for maintenance and other services provided to our federal government customers expired December 1, 2010.* We now perform these services ourselves and retain all revenue associated with these services with a relatively small increase in expense, which will benefit service revenue and gross margin. Retaining all of the subject revenue beginning December 1, 2010 helped service revenue and margins in the third and fourth quarters of fiscal 2011

- *Expense levels were generally consistent with prior periods.* We continue to manage expenses and cash closely, and operating expense in fiscal 2011 decreased 2.2%. In fiscal 2011, the effect of cost control measures upon operating expenses was partially offset by legal costs incurred mostly in the second quarter of fiscal 2011 for an internal investigation regarding compliance with U.S. export laws. In fiscal 2010 and fiscal 2011, most of our domestic employees took a 7.5% salary reduction, and executives took reductions of 10% to 15%. The salary reductions were offset by grants of restricted stock. These salary reductions with offsetting grants of equity reduced cash consumption, while having a neutral effect upon compensation expense.

Revenue

(in thousands, except percentages)	Year Ended			Year Ended	
	March 25, 2011	March 26, 2010	FY11 vs FY10	March 27, 2009	FY10 vs FY09
Product	$ 45,909	$ 58,142	(21.0)%	$ 51,202	13.6%
Service and other	14,238	16,352	(12.9)	14,586	12.1
Total revenue	$ 60,147	$ 74,494	(19.3)%	$ 65,788	13.2%

Fiscal 2011 compared to fiscal 2010

Total revenue decreased in fiscal 2011, driven by declines in product revenue caused by lower sales to government customers.

Product revenue decreased, principally due to decreased sales, by $17.4 million, of NX1000 and Promina products to government customers, offset in part by higher sales, by $3.3 million, of VX Series products, to both government and commercial customers and, to a lesser extent, by sales to commercial customers of UX Series products, which were introduced mid-year. Also, sales associated with the basic VoIP applications that were a large part of the traditional Quintum business have continued to decline as we shift our focus to more-advanced unified communications, Session Initiation Protocol (SIP) trunking, and other applications supported by our UX and VX Series products.

We expect our mix of product sales and our sector mix to fluctuate quarter to quarter, as our customers continue to move to IP-based communications. Spending by government customers is dependent on the size of budget allocations and the passage of the annual federal budget. Sales to our government customers also fluctuate based upon the timing of specific government programs.

Service and other revenue decreased in fiscal 2011, principally due to the effect of $1.3 million of previously deferred service and other revenue that we recognized in the second quarter of fiscal 2010 with no similar deferred revenue in fiscal 2011.

Significant fluctuations in our service and other revenue can occur as a result of factors affecting the timing of the recognition of revenue, including customer deployment schedules, contractual acceptance provisions and renewal of annual support agreements.

Fiscal 2010 compared to fiscal 2009

Total revenue was higher in fiscal 2010 compared to fiscal 2009, primarily due to increased product revenue from government customers, and from the recognition of $1.5 million of revenue for funded research and development, which had been previously deferred and was recognized upon achievement of certain milestones.

Product revenue was higher in fiscal 2010 as a result of greater NX1000 and VX revenue, partially offset by declines in Promina and Tenor revenue. The increased revenue for the NX1000 was primarily from the U.S. Army Win-T program that uses the product in the Defense Information Systems Network. Sales associated with the basic VoIP applications that were a large part of the traditional Quintum business have declined as we shift our focus to more-advanced UC, SIP trunking, and other applications supported by our UX and VX Series products.

Service and other revenue increased in fiscal 2010, primarily as a result of the recognition of the $1.3 million of previously deferred service and other revenue in the second quarter.

Gross margin

	Year Ended		
	March 25, 2011	**March 26, 2010**	**March 27, 2009**
Product gross margin	46.9%	52.0%	39.9%
Service and other gross margin	22.7	14.6	1.2
Total gross margin (1)	41.1%	43.8%	16.0%

(1) Total gross margin includes effect of impairment of long-lived assets of $10.1 million in fiscal 2009.

Fiscal 2011 compared to fiscal 2010

Total gross margin decreased in fiscal 2011 as lower product margins outweighed improvements in service and other margins.

Product margins were down primarily due to a lower amount of product revenues available to absorb manufacturing overhead, as well as slightly higher fixed manufacturing costs. The effects of lower revenues upon product margins were partially offset by the effect of freight/duty refunds of $432,000 received by our United Kingdom subsidiary in the second quarter of fiscal 2011 and credited to product cost of revenue. These refunds related to overpayments of duty tax for certain sales transactions which occurred over a period from 1995 to 1999. Also, product margins benefited by lower inventory reserves recorded in fiscal 2011. As part of our arrangement with our principal contract manufacturer, we are required to make deposits on certain raw materials purchased by the contract manufacturer. We have substantial amounts of inventory at our principal contract manufacturer, and have already made significant deposits on some of the inventory. Additional deposits may be required in the future and if the inventory continues to remain on hand, we may be required to purchase the inventory underlying the deposit and adjustments may be required to write down or write off this inventory. Inventory reserve charges for fiscal 2011 were $550,000,whereas in fiscal 2010, inventory reserve charges, which principally related to reduced demand for our NX5010 product, were $1.9 million.

Service and other gross margin improved in fiscal 2011. The improvement was due to the termination of the revenue sharing arrangement with our former service partner, CACI, in December 2010. We no longer receive a portion of CACI's service revenue but, more significantly, we no longer remit any of our service revenue to CACI. This cost reduction was partially offset by additional costs relating to an expansion of our support staff, through increased headcount and by re-assigning some existing personnel from our sales organization.

Fiscal 2010 compared to fiscal 2009

Total gross margin increased in fiscal 2010 compared to fiscal 2009 as a result of increased product and service gross margins.

Product gross margin was higher in fiscal 2010 primarily because we recorded impairment charges of $10.1 million in fiscal 2009 and we had no such charges in fiscal 2010. Also, fixed manufacturing costs declined to $5.1 million in fiscal 2010 compared to $6.1 million in fiscal 2009, as a result of various cost reduction programs. Inventory reserve charges were $1.9 million in fiscal 2010 compared to $5.2 million in fiscal 2009. The largest portion of our inventory reserves, including those taken in fiscal 2009, were in response to reduced product sales of our NX5010 product. Also, product gross margin benefited from an absence of amortization charges on developed technology, whereas in fiscal 2009 we recorded charges of $592,000 for amortization of developed technology acquired from Quintum, which was charged to product cost. These amortization charges ended in the second quarter of fiscal 2009, when we recorded an asset impairment charge for the full carrying value of the developed technology.

Service and other gross margin increased, primarily a result of the recognition of the $1.3 million of previously deferred service and other revenue, as well as generally higher revenues and lower costs. Also, service margins in fiscal 2009 were affected by non-recurring additional service cost associated with the acquisition of the Tenor product line from Quintum.

Operating expenses

(in thousands, except percentages)	Year Ended			Year Ended	
	March 25, 2011	March 26, 2010	FY11 vs FY10	March 27, 2009	FY10 vs FY09
Sales and marketing	$ 19,582	$ 19,647	(0.3)%	$ 21,161	(7.2)%
Research and development	19,212	19,229	(0.1)	21,817	(11.9)
General and administrative	10,514	11,824	(11.1)	13,120	(9.9)
Impairment of goodwill and long-lived assets	—	—	—	34,197	(100.0)
Restructure and other costs (recoveries)	281	17	1,552.9	2,423	(99.3)
Total operating expenses	$ 49,589	$ 50,717	(2.2)%	$ 92,718	(45.3)%

Fiscal 2011 compared to fiscal 2010

Total operating expenses were slightly lower in fiscal 2011 due principally to the effect of cost control measures and reduced facilities costs. In the second quarter of fiscal 2011, we executed a five-year extension of our headquarters facility lease at rental rates favorable to those in the original lease. These cost savings were partially offset by legal costs incurred for an internal investigation regarding compliance with U.S. export laws.

Sales and marketing expense:

Sales and marketing expense was slightly lower in fiscal 2011. The decrease was due to reduced compensation costs partially offset by increases in other operating costs.

Employee compensation costs in sales and marketing were down $569,000. A principal reason for the difference is that in fiscal 2010 we incurred employee separation costs of $714,000 in connection with the retirement of our former federal sales executive, and had no similar charges in fiscal 2011. Also, sales commissions were lower by $220,000 due to reduced bookings as well as reduced costs for consultants and temporary employees, which were $93,000 lower than in fiscal 2010. Also contributing to the reduction in compensation costs, some technical sales support staff were moved to our service organization following termination of the CACI arrangement. Offsetting these decreases, stock compensation expense, direct payroll costs and miscellaneous other payroll costs increased by $443,000 principally due to higher average headcount.

Other operating costs for sales and marketing increased by a total of $504,000. Marketing materials costs and travel and entertainment costs were higher by a total of $311,000, reflecting product launch and deployment activities for our UX Series product. Costs for products deployed for sales and marketing purposes, such as those provided for use in Microsoft Training Centers, were higher by $167,000. Miscellaneous other costs were higher by $195,000. These cost increases were partially offset by reduced allocations of facilities costs, which were lower by $169,000.

Research and development expense:

Research and development expense in fiscal 2011 was approximately equal to 2010 expense. The principal variances in spending activities in fiscal 2011 were as follows.

Employee compensation for research and development was higher by $1.3 million, largely due to UX Series development programs, including additional costs for consultants and temporary employees of $785,000. Also, stock compensation expense increased by $429,000 due to the issuance of stock awards tied to new product milestones, and direct payroll costs increased by $65,000, largely due to higher average headcount.

These increases in research and development expense were offset by reduced expenditures in the following areas: engineering-related expenses were lower by $566,000, principally because fiscal 2010 results included substantial costs for prototype and expensed material used in development activities; depreciation expense was lower by $266,000, as many of the Company's capital assets came to the end of their depreciation lives over the past two years; allocations of facilities costs were lower by $507,000; and miscellaneous other costs were higher by $43,000.

General and administrative expense:

General and administrative expense was $10.5 million in fiscal 2011, 11.1% lower than in fiscal 2010. The largest single reason for the difference is that in fiscal 2010 we incurred one-time employee separation costs of $878,000 in connection with the departure of our former Chief Financial Officer and there were no similar charges in fiscal 2011. Other reasons for the decline were: outside consulting costs were lower by $530,000 due principally to lower professional service fees; other payroll-related costs, including stock-based compensation, were lower by $229,000; allocations of facilities costs were lower by $254,000; and miscellaneous other costs that included bad debt, bank fees, and accretion charges for our vacated facility, were lower by $170,000.

These decreases were offset by higher legal fees, which increased by $752,000 due principally to costs for an internal investigation of our export-related activities, which is being performed by outside counsel.

Restructure and other costs:

Restructuring costs of $281,000 and $17,000 for fiscal 2011 and fiscal 2010, respectively, related to net charges for employee separation costs related to corporate restructuring activities.

<u>Fiscal 2010 compared to fiscal 2009</u>

Total operating expenses in fiscal 2010 decreased primarily because of the absence of impairment charges which affected operating expenses in fiscal 2009. Cost control measures implemented in fiscal 2009 also contributed to the decrease. The cost control measures include reduced facilities and information technology costs, which are allocated among the various expense line items.

Sales and marketing expense:

Sales and marketing expense decreased in fiscal 2010 by $1.5 million, largely as a result of cost reduction initiatives. Payroll-related and consultancy costs were lower by $1.3 million. The reduction in payroll-related and consultancy costs is due principally to lower headcount and temporary salary reductions, though amounts attributable to the salary reductions were offset by stock-based compensation as discussed below. Marketing communication costs were lower by $758,000 due principally to the termination of a new-customer acquisition program which ran through the first three quarters of fiscal 2009 and to lower advertising costs relating to programs that were discontinued in fiscal 2010. Travel and entertainment costs were lower by $367,000. In addition, there was no amortization of purchased intangibles in fiscal 2010, whereas intangibles amortization expense was $663,000 in fiscal 2009. Also, other miscellaneous sales and marketing costs were lower by $189,000, largely due to reduced consignment inventory reserve charges.

Offsetting the expense reductions, sales commissions were higher by $827,000, reflecting higher product revenue and bookings. Non-cash stock-based compensation was higher due to the effect of restricted stock grants awarded in connection with salary reductions, which accounted for $205,000. We also incurred various costs and charges related to the departure of our former federal sales executive, including employee separation costs of $490,000 and non-cash stock compensation charges of $224,000 for award modifications in connection with his departure.

Research and development expense:

Research and development expense decreased in fiscal 2010 by $2.6 million due primarily to the effect of cost reduction programs as we consolidated our research and development plans into a single company-wide strategy. Payroll-related and consultancy costs were lower by $2.4 million due to reduced headcount and temporary salary reductions, though amounts attributable to the salary reductions were offset by stock-based compensation as discussed below. Depreciation and other operating expenses were lower by $498,000. Engineering related costs were lower by $44,000, due primarily to consolidation of development resources. Allocations of shared expenses, including facilities and information technology costs, were lower by $188,000, due to a reduction in company-wide allocated costs and also to revised allocation percentages to reflect actual utilization of facilities and services. Other miscellaneous research and development costs were lower by $85,000.

These expense reductions were partially offset by non-cash stock-based compensation, which was higher by $613,000, due to the effect of restricted stock grants, awarded mostly in connection with offsets to salary reductions.

General and administrative expense:

General and administrative expense was lower in fiscal 2010 by $1.3 million due primarily to the effect of company-wide cost reduction programs, partially offset by employee separation costs. Payroll related and consultancy costs were lower by $1.2 million, due to lower headcount, temporary salary reductions and reduced usage of consultants, though amounts attributable to the salary reductions were offset by stock-based compensation as discussed below. Outside services, which include audit and tax related services as well as external reporting costs, decreased by $426,000, due in part to elimination of redundant services related to Quintum. Other operating expenses decreased by $272,000. Allocations of shared expenses, including facilities and information technology costs, were lower by $213,000, due to a reduction in company-wide allocated costs and also to revised allocation percentages to reflect actual utilization of facilities and services. In addition, there was no amortization of purchased intangibles in fiscal 2010, versus intangibles amortization expense of $88,000 in fiscal 2009.

Offsetting these savings, legal costs were higher by $250,000, principally due to patent lawsuit defense costs. We also incurred various costs and charges related to the departure of our former Chief Financial Officer, including employee separation costs of $516,000 and non-cash stock compensation charges of $362,000 for award modifications in connection with his departure. The effect of the stock compensation charge was partially offset by reduced stock compensation expense for all other general and administrative employees, which was lower by $223,000.

Restructure and other costs:

Restructuring charges and recoveries in fiscal 2010 were not material and principally were a result of employee separation costs relating to corporate restructuring initiatives. Restructuring charges in fiscal 2009 also related to corporate restructuring initiatives, and primarily resulted from a change in our estimate of the cost to vacate certain facilities as well as costs relating to headcount reductions.

Non-operating items

(in thousands, except percentages)	Year Ended			Year Ended	
	March 25, 2011	March 26, 2010	FY11 vs FY10	March 27, 2009	FY 10 vs FY09
Interest income	$ 888	$ 1,514	(41.3)%	$ 3,660	(58.6)%
Interest expense	$ (2,215)	$ (2,271)	(2.5)%	$ (3,862)	(41.2)%
Other income (expense), net	$ (2)	$ 1,101	(100.2)%	$ 28,944	(96.2)%

Other income (expense), net, consisted of:

(in thousands, except percentages)	Year Ended			Year Ended	
	March 25, 2011	March 26, 2010	FY11 vs FY10	March 27, 2009	FY10 vs FY09
Loss on foreign exchange	$ (180)	$ (45)	300.0 %	$ (428)	(89.5)%
Gain on extinguishment of debt	—	555	(100.0)%	28,927	(98.1)%
Realized gain on available-for-sale securities	182	569	(68.0)%	450	26.4 %
Other	(4)	22	(118.2)%	(5)	(540.0)%
	$ (2)	$ 1,101	(100.2)%	$ 28,944	(96.2)%

Fiscal 2011 compared to fiscal 2010

Interest income was lower in fiscal 2011 due to lower average interest earned on investments, and to lower average cash and investment balances. Average cash and investment balances in fiscal 2011 were lower primarily due to the effect of operating losses in fiscal 2011 and 2010.

Interest expense was lower in fiscal 2011, due principally to the effect of the retirement of a portion of our outstanding debt through repurchases in fiscal 2010.

Other income and expense was lower in fiscal 2011 due to higher losses on foreign exchange transactions and lower realized gains on available-for-sale securities. In addition, in fiscal 2010 we realized gains upon the retirement of a portion of our outstanding debt through repurchases and did not have such gains in fiscal 2011.

Fiscal 2010 compared to fiscal 2009

Interest income was lower in fiscal 2010 due to lower average cash balances and, to a lesser extent, to lower average interest earned on investments. Average cash balances were lower primarily due to the effect of operating losses in fiscal 2010 and 2009, as well as the use of cash to repurchase and retire a total of $75.5 million of the outstanding 3¾% convertible senior notes and 7¼% redeemable convertible subordinated debentures.

Both interest expense and other income and expense were lower in fiscal 2010 reflecting the retirement of a portion of our outstanding debt through repurchases in both fiscal 2010 and 2009. In fiscal 2010 we repurchased and retired $2.5 million of the principal amount of our outstanding 3¾% convertible senior notes. We realized a net gain on this extinguishment of debt of $555,000, consisting of a $625,000 gain resulting from the repurchase of debt at below principal, partially offset by a $70,000 write-off of unamortized deferred financing costs related to the repurchased debt. The net gain on this transaction was recorded as non-operating income. In fiscal 2009, we repurchased $72.0 million of our outstanding 3 ¾% convertible senior notes at a discount to the original issue price. The repurchase of the 3s% notes at below principal generated a gain of $30.8 million, which was partially offset by a write-off of $2.2 million of unamortized deferred financing costs, for a net realized gain of $28.6 million. We also retired $1.0 million of our outstanding 7¼% redeemable convertible subordinated debentures. This retirement was also accomplished by repurchasing the 7¼% debentures at a discount to the original issue price. The repurchase of the 7¼% debentures at below principal generated a gain of $360,000, which was offset by a write-off of $7,000 of unamortized deferred financing costs, for a net realized gain of $353,000.

Income tax provision

Income tax provisions were $131,000, $72,000 and $67,000, for fiscal 2011, 2010 and 2009, respectively. All prior periods benefited from a U.S. federal refundable credit as a result of legislation that allowed taxpayers to elect to forego bonus depreciation on certain additions of qualified eligible property and, in return, to claim a refundable credit for a portion of its unused alternative minimum tax and research credits. The Housing and Economic Recovery Act of 2008, signed into law in July 2008, applied to certain additions of qualified property placed in service from the period between April 2008 and December 2008. In February 2009, the American Recovery and Reinvestment Tax Act of 2009 was enacted, which extended the period for eligible property additions for another year, through December 31, 2009. The refundable credit ended December 31, 2009. Provisions for income tax are primarily related to our international operations. We incurred additional one-time tax expense of $46,000 in the third quarter of fiscal 2011 on interest income related to freight/duty refunds received by our United Kingdom subsidiary.

Liquidity and Capital Resources

Historically, our primary sources of liquidity and capital resources have been our cash and investment balances, cash provided by operating activities and debt financing activities.

Cash balances: As of March 25, 2011, cash and cash equivalents, short-term investments and restricted cash were $61.4 million, as compared to $81.0 million as of March 26, 2010. At March 25, 2011, these amounts were invested 41% in U.S. Treasury notes, U.S. government agency investments and cash equivalents.

Cash flow from operating activities:

Net cash used by operating activities was $16.8 million, $12.9 million, and $21.1 million in fiscal 2011, 2010, and 2009, respectively.

The increase in net cash used in operating activities of $3.9 million in fiscal 2011 resulted principally from the higher net loss in fiscal 2011 and reductions in accounts payable balances. Accounts payable balances declined primarily because the Company did not need to make as many inventory purchases in support of sales in fiscal 2011 as it did in fiscal 2010. Increases in cash used in operating activities were partially offset by the effect of higher collections on accounts receivable in fiscal 2011 and a lower accounts receivable balance at fiscal 2011 year-end. The collective effect of other activities upon cash used in operating activities in fiscal 2011, including depreciation, amortization and accretion, stock-based compensation expense and gain on extinguishment of debt, was not significant.

In fiscal 2010, cash used in operating activities was primarily the result of the fiscal 2010 net loss of $17.8 million and lower collections on accounts receivable, partially offset by changes in assets and liability balances, principally prepaid assets and accounts payable.

In fiscal 2009, cash used in operating activities was primarily the result of the fiscal 2009 net loss of $53.5 million after allowing for the effect upon cash of: the non-cash charge for impairment of goodwill and long-lived assets of $44.3 million; the non-cash gain on extinguishment of debt of $28.9 million; and cash provided by accounts receivable collections of $16.1 million. The effect upon cash of other non-cash charges and changes in assets and liabilities was relatively minor.

Cash flow from investing activities:

Net cash provided by investing activities was $15.2 million, $4.4 million, and $37.4 million in fiscal 2011, 2010 and 2009, respectively.

Net cash provided by investing activities increased by $10.8 million in fiscal 2011. The principal reason for this change was the net effect upon cash of purchases, sales and maturities of short-term investments. These activities provided net cash of $18.4 million in fiscal 2011 compared to $5.5 million in fiscal 2010. We used the cash provided by investing activities in fiscal 2011 principally to fund operating activities.

In fiscal 2010, net cash provided by investing activities was a relatively low $4.4 million. Operating activities in fiscal 2010 were principally funded by the cash on hand at the beginning of fiscal 2010.

In fiscal 2009, net cash provided by purchases, sales and maturities of short-term assets was $39.6 million. Much of this cash was applied to the repurchase of debt (see "Cash flow from financing activities" below).

Cash flow from financing activities:

Net cash used in financing activities was $566,000, $2.4 million, and $43.1 million in fiscal 2011, 2010 and 2009, respectively.

Financing activities were similar in fiscal 2011 and fiscal 2010 except that in fiscal 2010, we paid $1.9 million to repurchase a portion of our outstanding 3¾% convertible senior notes, whereas there were no note repurchases in fiscal 2011. Other financing activities in both fiscal 2011 and fiscal 2010 consisted principally of repurchases of common stock from employees to satisfy withholding-tax obligations arising from the vesting of restricted stock awards, partially offset by cash provided by proceeds from exercises of stock options.

In fiscal 2009, we paid $41.2 million to repurchase a portion of our outstanding 3¾% convertible senior notes; $640,000 to repurchase a portion of our outstanding 7¼% redeemable convertible subordinated debentures; and $1.3 million to repurchase common stock on the open market, primarily under our 2008 stock repurchase plan.

Non-cash investing activities: Our primary non-cash investing activity in fiscal 2011 was the acquisition of assets under capital lease in the amount of $162,000. In the comparable prior-year period, we acquired assets under capital lease and through notes payable totaling $286,000.

Summary disclosures about contractual obligations and commercial commitments: The following table provides a summary of our contractual obligations and other commercial commitments as of March 25, 2011:

Contractual obligations (in thousands)	Total	2012	2013 to 2014	2015 to 2016	After 2016
Long-term debt	$ 34,204	$ —	$ 1,204	$ 33,000	$ —
Interest on long-term debt	7,590	2,112	4,225	1,253	—
Operating leases	10,450	3,570	3,353	2,551	976
Capital leases	240	96	99	45	—
Total contractual obligations	$ 52,484	$ 5,778	$ 8,881	$ 36,849	$ 976

Included in the operating lease amounts are payments on our former manufacturing facility. Of those payments, $435,000, representing the discounted value of the lease payments net of sublease income, is accrued in our restructure liability at March 25, 2011.

We have a contract with a third-party technology supplier that calls for payment by us of $2.5 million upon receipt of deliverables meeting certain conditions.

We have a long-term income tax liability for uncertain tax positions amounting to $601,000 at March 25, 2011. We cannot currently predict the date of settlement or payment, as the timing of resolution of our liability is highly uncertain.

In the normal course of business, we enter into contractual commitments to purchase services, materials, components, and finished goods from suppliers, mainly our primary contract manufacturer, Plexus. Under our agreement with Plexus, which runs through December 31, 2011, we maintain a level of control over parts procurement, design, documentation, and selection of approved suppliers. We are generally liable for any termination or cancellation of product orders, as well as excess and obsolete material, which can result, for example, from an engineering change, product obsolescence, or inaccurate component forecasting. Under the agreement, Plexus is to procure raw materials and begin manufacturing of products in accordance with our forecasts. If certain purchased raw materials or certain work-in-process items are held for greater than 90 days, we must make deposits on the aging inventory, although Plexus must make efforts to minimize our liability for the aging inventory, including returning materials to suppliers, canceling orders with suppliers, or using materials to manufacture product for its other customers. If raw material or in-process inventories are still unused and have been held for more than nine months, we must take ownership and pay for the aged inventory. Alternatively, if there is forecasted demand for such inventory, we must pay a management fee for Plexus to retain such inventory. If the forecasted demand does not materialize we must take ownership and pay for such inventory. This activity may increase our owned inventories.

At March 25, 2011, Plexus held inventory related to our products. Our deposit relating to this inventory was $4.2 million and reserves relating to this deposit were $1.3 million. Both the deposit and the related reserves are included in prepaid expenses and other assets on the consolidated balance sheets. Additional deposits may be required under the terms of the agreement.

Other contingencies: We have learned that some of our products may have been exported or re-exported in violation of U.S. export laws. Consequently, we have launched an internal investigation of our export-related activities, which is being performed by outside counsel. We will report the results of the investigation to the U.S. government. Certain issues subject to the investigation have already been reported to the U.S. government, and the U.S. government has closed a limited portion of the matter with the issuance of a warning letter. The results of the rest of the internal investigation will be reported to the U.S. government in due course. If the U.S. government finds that we have violated one or more export control laws or trade sanctions, we could be subject to various penalties. By statute, these penalties can include but are not limited to fines of up to $250,000 for each violation, denial of export privileges, and debarment from participation in U.S. government contracts. We believe, however, that our cooperation with the U.S. government, our immediate attention to rectifying the issues, and other factors provide a basis for mitigating any penalty that might be imposed. As a result of the discovery of these events, we have implemented more stringent export control procedures. We believe it is reasonably possible that we could incur a loss as a result of penalties relating to these events. However, at this time, we cannot determine an estimated cost, if any, or range of costs, for any such penalties or fines that may be incurred upon resolution of this matter. Accordingly, we have not made a provision for this matter.

We believe that our existing cash, cash equivalents and short-term investments will be sufficient to fund operations for at least the next twelve months. We believe the most strategic uses of our cash resources in the near term will include investments in new technologies, expansion of our sales capabilities, and working capital.

Off-Balance Sheet Arrangements:

Other than the commitments described above, there are no off-balance sheet arrangements that are reasonably likely to materially affect our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Recently Issued Accounting Standards

See Note 1 of our Notes to Consolidated Financial Statements, Description of Business and Summary of Significant Accounting Policies, for recent accounting pronouncements, including the expected dates of adoption and estimated effects on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion about our market risk disclosure involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements.

We use foreign exchange contracts to hedge significant accounts receivable and intercompany account balances denominated in foreign currencies. Market value gains and losses on these hedged contracts are substantially offset by fluctuations in the underlying balances being hedged. At March 25, 2011, our primary net foreign currency exposures were in Japanese yen, Euros and British pounds. The net financial impact of foreign exchange gains and losses are recorded in other income. Our policy is to not use hedges or other derivative financial instruments for speculative purposes.

We believe our hedging strategy will not have a significant effect on our business, operating results or financial condition. A 10% adverse change in the foreign currency rates affecting the contracts at their March 25, 2011 levels would decrease the fair value of the contracts by approximately $590,000 and if this occurred, the fair value of the underlying exposures hedged by the contracts should increase by a similar amount. However, we could have gains or losses in the future if our actual balances differ from the amounts hedged under foreign exchange contracts. The amount of such gains or losses would depend in part on the timing and amount of foreign currency exchange rate movements.

A portion of our investment portfolio is composed of income securities. These securities are subject to interest rate risk and will fall in value if market interest rates increase. A sensitivity analysis assuming a hypothetical increase or decrease of 10% from levels at March 25, 2011 and March 26, 2010 indicated the fair value of the portfolio would change by approximately $44,000 and $61,000 at March 25, 2011 and March 26, 2010, respectively. At March 25, 2011, the fair value of the short-term investments was $56.9 million compared to $75.5 million at March 26, 2010.

The fair market value of our 3¾% convertible senior notes and 7¼% redeemable convertible subordinated debentures are sensitive to changes in interest rates and to the prices of our common stock into which they can be converted as well as our financial stability. The yield to maturity on the debentures is fixed, therefore the interest expense on the debt does not fluctuate with interest rates. We have estimated the approximate fair value of these securities using recent quotes and trades. The fair value of the trading debt securities was approximately:

(in thousands)	Fiscal year ended	
	March 25, 2011	March26,2010
3¾% convertible senior notes	$ 8,709	$ 7,980
7¼% redeemable convertible subordinated debentures	$ 21,334	$ 20,860

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Highlights:

(dollars in thousands, except per share amounts)	Fiscal year ended	
Highlights	**March 25, 2011**	**March 26, 2010**
Total revenue	$ 60,147	$ 74,494
Loss from operations	$ (24,838)	$ (18,115)
Net loss	$ (26,298)	$ (17,843)
Basic and diluted net loss per share	$ (0.88)	$ (0.61)
Working capital	$ 64,882	$ 85,604
Total assets	$ 89,371	$ 117,686
3¾% convertible senior notes	$ 10,500	$ 10,500
7¼% convertible subordinated debentures	$ 23,704	$ 23,704
Total stockholders' equity	$ 38,175	$ 60,104
Number of employees	234	247

Quarterly financial data (unaudited):

	Fiscal quarter 2011			
	First	**Second**	**Third**	**Fourth**
Total revenue	$ 13,481	$ 20,230	$ 13,921	$ 12,515
Gross margin	$ 4,748	$ 9,907	$ 5,059	$ 5,037
Net loss	$ (8,210)	$ (3,394)	$ (7,822)	$ (6,872)
Basic and diluted net loss per share	$ (0.28)	$ (0.11)	$ (0.26)	$ (0.23)

	Fiscal quarter 2010			
	First	**Second**	**Third**	**Fourth**
Total revenue	$ 19,510	$ 19,761	$ 16,323	$ 18,900
Gross margin	$ 8,872	$ 7,803	$ 6,536	$ 9,391
Net loss	$ (3,713)	$ (4,184)	$ (6,799)	$ (3,147)
Basic and diluted net loss per share	$ (0.13)	$ (0.14)	$ (0.23)	$ (0.11)

NETWORK EQUIPMENT TECHNOLOGIES, INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Network Equipment Technologies, Inc.
Fremont, California

We have audited the accompanying consolidated balance sheets of Network Equipment Technologies, Inc. and subsidiaries (the "Company") as of March 25, 2011 and March 26, 2010, and the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended March 25, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15a(2). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Network Equipment Technologies, Inc. and subsidiaries as of March 25, 2011 and March 26, 2010, and the results of their operations and their cash flows for each of the three years in the period ended March 25, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 25, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 7, 2011, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
June 7, 2011

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS

(in thousands, except par value amounts)	March 25, 2011	March 26, 2010
Current assets:		
Cash and cash equivalents	$ 2,367	$ 4,953
Short-term investments	56,860	75,508
Restricted cash	2,192	554
Accounts receivable, net of allowances of $234 at March 25, 2011 and $265 at March 26, 2010	8,701	13,468
Inventories	4,660	4,377
Prepaid expenses and other assets	5,860	7,961
Total current assets	80,640	106,821
Property and equipment:		
Machinery and equipment	29,801	31,355
Furniture and fixtures	4,228	4,285
Leasehold improvements	10,999	10,951
	45,028	46,591
Less: accumulated depreciation and amortization	(40,593)	(41,436)
Property and equipment, net	4,435	5,155
Other assets	4,296	5,710
Total assets	$ 89,371	$ 117,686
Current liabilities:		
Accounts payable	$ 5,496	$ 7,987
Accrued liabilities	10,262	13,230
Total current liabilities	15,758	21,217
Long-term liabilities:		
3¾% convertible senior notes	10,500	10,500
7¼% redeemable convertible subordinated debentures	23,704	23,704
Capital lease obligation, less current portion	137	69
Other long-term liabilities	1,097	2,092
Total long-term liabilities	35,438	36,365
Commitments and contingencies – See Note 9		
Stockholders' equity:		
Preferred stock ($0.01 par value; 5,000 shares authorized; none outstanding)	—	—
Common stock ($0.01 par value; 75,000 shares authorized; 30,389 and 30,060 shares outstanding at March 25, 2011 and March 26, 2010)	303	300
Additional paid-in capital	258,339	252,105
Treasury stock, at cost	(11,532)	(10,374)
Accumulated other comprehensive loss	(2,108)	(1,398)
Accumulated deficit	(206,827)	(180,529)
Total stockholders' equity	38,175	60,104
Total liabilities and stockholders' equity	$ 89,371	$ 117,686

See accompanying notes to consolidated financial statements

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Fiscal Year Ended March 25, 2011	Fiscal Year Ended March 26, 2010	Fiscal Year Ended March 27, 2009
Revenue:			
Product	$ 45,909	$ 58,142	$ 51,202
Service and other	14,238	16,352	14,586
Total revenue	60,147	74,494	65,788
Costs of revenue:			
Cost of product revenue	24,396	27,934	30,772
Cost of service and other revenue	11,000	13,958	14,415
Impairment of long-lived assets	—	—	10,061
Total cost of revenue	35,396	41,892	55,248
Gross margin	24,751	32,602	10,540
Operating expenses:			
Sales and marketing	19,582	19,647	21,161
Research and development	19,212	19,229	21,817
General and administrative	10,514	11,824	13,120
Restructure and other costs	281	17	2,423
Impairment of goodwill	—	—	27,441
Impairment of long-lived assets	—	—	6,756
Total operating expenses	49,589	50,717	92,718
Loss from operations	(24,838)	(18,115)	(82,178)
Interest income	888	1,514	3,660
Interest expense	(2,215)	(2,271)	(3,862)
Other income (expense), net	(2)	1,101	28,944
Loss before taxes	(26,167)	(17,771)	(53,436)
Income tax provision	131	72	67
Net loss	$ (26,298)	$ (17,843)	$ (53,503)
Basic and diluted net loss per share	$ (0.88)	$ (0.61)	$ (1.85)
Common and common equivalent shares, basic and diluted	29,924	29,178	28,854

See accompanying notes to consolidated financial statements

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)	Fiscal Year Ended		
	March 25, 2011	March 26, 2010	March 27, 2009
Net loss	$ (26,298)	$ (17,843)	$ (53,503)
Other comprehensive loss:			
Foreign currency translation adjustments	(452)	250	(2,030)
Gross unrealized holding gains (losses) on available-for-sale securities	(76)	183	113
Less: Reclassification adjustments for gains included in net loss	(182)	(569)	(450)
Comprehensive loss	$ (27,008)	$ (17,979)	$ (55,870)

See accompanying notes to consolidated financial statements

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Fiscal Year Ended March 25, 2011	March 26, 2010	March 27, 2009
Cash and cash equivalents at beginning of period	$ 4,953	$ 15,589	$ 44,246
Cash flows from operating activities:			
Net loss	(26,298)	(17,843)	(53,503)
Adjustments required to reconcile net loss to net cash used in operating activities:			
Depreciation, amortization, and accretion	2,469	-3,308	5,674
Impairment of goodwill and long-lived assets	—	—	44,258
Stock-based compensation expense	5,950	5,789	4,428
Gain on extinguishment of debt	—	(555)	(28,929)
Loss on disposition of property and equipment	29	87	43
Provision for deferred income taxes	195	—	590
Other	(1)	(8)	—
Changes in assets and liabilities:			
Accounts receivable	4,767	(6,377)	16,083
Inventories	(283)	868	4,741
Prepaid expenses and other assets	2,823	2,475	(4,031)
Accounts payable	(2,486)	3,733	(5,718)
Accrued and other long-term liabilities	(3,919)	(4,331)	(4,686)
Net cash used in operating activities	(16,754)	(12,854)	(21,050)
Cash flows from investing activities:			
Purchase of short-term investments	(43,314)	(62,894)	(62,520)
Proceeds from sales and maturities of short-term investments	61,705	68,432	102,163
Purchases of property and equipment	(1,563)	(1,737)	(1,041)
Changes in restricted cash	(1,637)	608	(1,154)
Net cash provided by investing activities	15,191	4,409	37,448
Cash flows from financing activities:			
Issuance of common stock	700	661	58
Repurchase of common stock	(1,161)	(1,200)	(1,339)
Payments under capital lease and note payable obligations	(105)	(27)	—
Repurchase of 3¾% convertible senior notes	—	(1,875)	(41,176)
Repurchase of 7¼% redeemable convertible subordinated debentures	—	—	(640)
Net cash used in financing activities	(566)	(2,441)	(43,097)
Effect of exchange rate changes on cash	(457)	250	(1,958)
Net decrease in cash and cash equivalents	(2,586)	(10,636)	(28,657)
Cash and cash equivalents at end of period	$ 2,367	$ 4,953	$ 15,589
Other cash flow information:			
Cash paid during the period for interest	$ 2,128	$ 2,163	$ 4,479
Non-cash investing activities:			
Net unrealized loss on available-for-sale securities	$ (258)	$ (386)	$ (337)
Assets acquired under capital lease	$ 162	$ 145	$ —
Assets acquired through note payable	$ —	$ 141	$ —

See accompanying notes to consolidated financial statements

NETWORK EQUIPMENT TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands)	Common Stock				Accumulated Other Comprehensive Income (Loss)			
	Shares	Amount	Additional Paid-in Capital	Treasury Stock	Cumulative Translation Adjustments	Unrealized Gain (Loss) on Securities	Accumulated Deficit	Total Stockholders' Equity
Balances, March 28, 2008	29,248	$ 292	$ 241,171	$ (7,842)	$ —	$ 1,105	$ (109,183)	$ 125,543
Issuance and sale of common stock under stock-based compensation plans	305	3	55	—	—	—	—	58
Stock-based compensation		—	4,428	—	—	—	—	4,428
Repurchase of common stock	(360)	(4)	—	(1,335)	—	—	—	(1,339)
Net unrealized loss on available-for-sale securities		—	—	—	—	(337)	—	(337)
Cumulative translation adjustment		—	—	—	(2,030)	—	—	(2,030)
Net loss		—	—	—	—	—	(53,503)	(53,503)
Balances, March 27, 2009	29,193	291	245,654	(9,177)	(2,030)	768	(162,686)	72,820
Issuance and sale of common stock under stock-based compensation plans	1,151	12	649	—	—	—	—	661
Stock-based compensation		—	5,898	—	—	—	—	5,898
Net unrealized loss on available-for-sale securities		—	—	—	—	(386)	—	(386)
Repurchase of common stock	(268)	(3)	—	(1,197)	—	—	—	(1,200)
Stock returned in connection with escrow settlements	(16)	—	(96)	—	—	—	—	(96)
Cumulative translation adjustment		—	—	—	250	—	—	250
Net loss		—	—	—	—	—	(17,843)	(17,843)
Balances, March 26, 2010	30,060	300	252,105	(10,374)	(1,780)	382	(180,529)	60,104
Issuance and sale of common stock under stock-based compensation plans	701	7	693	—	—	—	—	700
Stock-based compensation		—	5,950	—	—	—	—	5,950
Net unrealized loss on available-for-sale securities		—	—	—	—	(258)	—	(258)
Repurchase of common stock	(296)	(3)	—	(1,158)	—	—	—	(1,161)
Stock returned in connection with escrow settlements	(76)	(1)	(409)	—	—	—	—	(410)
Cumulative translation adjustment		—	—	—	(452)	—	—	(452)
Net loss		—	—	—	—	—	(26,298)	(26,298)
Balances, March 25, 2011	30,389	$ 303	$ 258,339	$ (11,532)	$ (2,232)	$ 124	$ (206,827)	$ 38,175

See accompanying notes to consolidated financial statements

NETWORK EQUIPMENT TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business and Summary of Significant Accounting Policies

Nature of Business: Network Equipment Technologies, Inc. (the Company or NET) provides network and VoIP solutions to enterprises and government agencies that seek to reduce the cost to deploy next generation unified and secure communications applications. For over a quarter of a century, NET has delivered solutions for multi-service networks requiring high degrees of versatility, security and performance. Today, the Company's broad family of products enables interoperability and integration with existing networks for migration to secure IP-based communications. Broadening NET's voice solutions, Quintum Technologies (Quintum), now a part of NET, is a VoIP innovator whose applications bring the reliability and clarity of public telephone networks to Internet telephony and unified communications. NET was founded in 1983.

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Segments: The Company's management uses consolidated financial information in determining how to allocate resources and assess performance. For this reason, the Company has determined that it is engaged in a single reportable segment.

Basis of Presentation: The Company's fiscal year ends on the last Friday in March. In most years, including fiscal 2011, 2010 and 2009, the fiscal year is 52 weeks, with each quarter comprised of thirteen weeks, which allows comparability of quarter over quarter results.

***Revenue Recognition*:** The Company recognizes product revenue when all four of the following criteria are met:

1) the Company has a contract with its customer,
2) the product has been shipped as required by the contract and risk of loss has passed to the customer,
3) the price is fixed or determinable, and
4) collection of payment is probable.

If the customer has a right of acceptance and the Company has not yet obtained acceptance, revenue is deferred until the terms of acceptance are satisfied. When product revenue is deferred, the Company also defers the associated cost of goods until the revenue is recognized. The Company recognizes service revenue upon completion of the service or, for ongoing services such as maintenance, ratably over the period of the contract. For sales arrangements that involve multiple elements to be delivered at different times, such as a sale of equipment together with post-contract support services, the Company assigns revenue to each element based on its fair value and recognizes revenue for each element as the criteria for recognition are met. Fair value for each element is determined by vendor-specific objective evidence, if available, such as the sales price charged when the same element is sold separately or otherwise by the residual method, whereby the value of delivered elements is determined by subtracting the fair value of the undelivered elements from the total value of the arrangement. If vendor-specific objective evidence of fair value of one or more undelivered elements does not exist, revenue on the entire arrangement is deferred and is recognized only upon delivery of those elements or when fair value has been established. The Company reports revenue net of sales taxes.

Through a contractual arrangement with the Company, CACI International Inc. (CACI) had certain rights to provide maintenance and other services to the Company's federal government customers. Under this arrangement, both companies sold services for NET products, other than the Quintum Series products, and each company was responsible for various aspects of service delivery. CACI was responsible for maintenance support for first-level calls and on-site repairs, NET provided spares logistics and bug fixes; and both companies provided training services. Under a revenue-sharing arrangement, revenue from maintenance and training services was shared between both companies, regardless of which company sold the services. The receipts from sales of these services were shared based on a pre-determined percentage, which was 37% for NET and 63% for CACI at the time of the termination of the agreement. Therefore, 63% of NET's receipts that were subject to the agreement were remitted to CACI, and conversely, 37% of CACI's receipts that were subject to the agreement were remitted to the Company. Receipts from sales of training services were shared based on sales volumes but training services revenues were not significant for either NET or CACI. The Company recorded amounts derived from sales by NET as gross revenue and recorded amounts remitted to NET by CACI as net revenue. This arrangement expired December 1, 2010, and since then, the Company has performed these services itself and retained all the revenue associated with these services.

Revenue on sales through resellers is recognized upon transfer of title to the reseller. Many of the sales to the Company's resellers are based upon firm commitments from their end customer; as a result, these resellers carry little or no NET stock. For the Company's Promina, VX, NX, and UX products, NET's customers generally do not have the right to return the equipment. For the Company's Tenor product line, NET customers are subject to agreements allowing for limited rights of return and price protection. Accordingly, revenues are reduced for the Company's estimates of liability related to these rights. The estimate for returns is recorded at the time the related sale is recognized and is adjusted periodically based on historical rates of returns and other related factors. The reserves for price protection are recorded at the time these programs are offered. Price protection is estimated based on specific programs, expected usage and historical experience.

For a contract related to funded research and development activities, the Company recognized revenue and related costs in accordance with the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 605, *Revenue Recognition*. NET accounted for this contract using the completed contract method because management determined that reasonable estimates of gross profit and percentage of completion were not available. All revenues and related costs were deferred until the contract was completed. Because the completed contract method precludes recognition of performance under the contract as the work progresses, it does not reflect current financial performance when the contract extends beyond one accounting period, and it therefore may result in uneven recognition of revenue, related cost of revenues and gross margin.

Revenue relating to multi-year contracts that are subject to review at the end of the contract period is recognized after the final review is complete.

Financial Statement Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such management estimates and assumptions include, but are not limited to: assumptions related to contracts that have multiple elements, the allowances for sales returns and potentially uncollectible accounts receivable, the valuation of intangibles, inventories, warranty costs, the valuation allowance on deferred tax assets, certain reserves and accruals, estimated lives of depreciable and amortizable assets, and assumptions related to stock-based compensation. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid investments with original maturities of three months or less at the time of acquisition. The Company, at times, maintains cash balances in excess of the federally insured limit of $250,000.

Short-term Investments: Short-term investments are primarily composed of highly liquid investments with original maturities of greater than three months at the time of acquisition. The Company classifies its short-term cash investments as available-for-sale securities. The carrying value of such securities is carried at fair market value with unrealized gains and losses being excluded from earnings and reported as a separate component of stockholders' equity. Realized gains and losses on the sale or maturity of short-term investments are determined on the basis of specific identification.

Restricted Cash: Restricted cash consists of cash collateral related to letters of credit for leases in the United States.

Allowance for Sales Returns: A reserve for sales returns is established for primarily reseller and distributor customers, based on actual historical product returns.

Credit Risk and Allowance for Doubtful Accounts: The Company's credit evaluation process and the reasonably short collection terms help mitigate credit risk. The Company typically does not require collateral or other security to support accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary. The Company maintains reserves for known recourse obligations and estimated bad debts. The allowance for doubtful accounts receivable is based on the assessment of the collectability of specific customer accounts and the aging of accounts receivable. Credit losses have historically been within the Company's expectations and established allowances for doubtful accounts receivable.

Inventories: Inventories are stated at the lower of cost (first-in, first-out) or market and include material, labor and manufacturing overhead costs.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over estimated useful lives of generally three to ten years. Leasehold improvements are amortized over the shorter of the respective lease terms or estimated useful lives.

Software Development Costs: Capitalization of software development costs begins upon the establishment of technological feasibility for the products, and amortization begins when the products are available for release to customers. The Company assesses the recoverability of capitalized software development costs in light of many factors, including anticipated future revenue, estimated economic useful lives and changes in software and hardware technologies. The Company did not capitalize internal software development costs in fiscal years 2011, 2010 or 2009. Software development costs are amortized over the lives of the products, generally three years.

Goodwill and indefinite-lived intangible assets: Goodwill and intangible assets with indefinite useful lives are not amortized, but instead are tested for impairment annually, or more frequently if impairment indicators arise. Impairment indicators arise when events or changes in circumstances indicate that the carrying value of the asset may not be recoverable, such as a significant downturn in industry or economic trends with a direct impact on the business, an expectation that a reporting unit will be sold or otherwise disposed of for less than the carrying value, loss of key personnel, or a significant decline in the market price of an asset or asset group. Impairment of goodwill is tested at a reporting unit level using a two-step process. Impairment of indefinite-lived intangible assets is tested at the unit of accounting level by comparing fair value to its carrying value. Goodwill was fully impaired in fiscal 2009 as part of the Company's impairment analysis.

Long-lived asset: The Company reviews long-lived assets, including intangible assets with finite lives, property and equipment, and other assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the market price of an asset or asset group, a significant adverse change in the extent or manner in which an asset or asset group is being used, the loss of legal ownership or title to the asset, significant negative industry or economic trends or the presence of other factors that would indicate that the carrying amount of an asset or asset group is not recoverable. The Company considers a long-lived asset to be impaired if the estimated undiscounted future cash flows resulting from the use of the asset and its eventual disposition are not sufficient to recover the carrying value of the asset. If the Company deems an asset to be impaired, the amount of the impairment loss represents the excess of the asset's carrying value compared to its estimated fair value. Intangible assets were fully impaired in fiscal 2009 as part of the Company's impairment analysis.

At March 25, 2011 and at March 26, 2010, the Company's balance sheets included no goodwill or intangible assets.

Warranty Accruals: The Company warrants hardware product, generally for twelve months, and software, generally for 90 days. The software warranty entitles the customer to bug fixes but not software upgrades during the warranty period. The Company's methodology is to accrue warranty expense based on historical expense trends calculated as a percentage of product sales. Actual expenses are charged against the accrual in the period they are incurred. On a quarterly basis, the warranty accrual is analyzed for adequacy based on actual trends and subsequent adjustments are made as necessary.

Foreign Currency: The functional currency for the Company's foreign subsidiaries is the local currency. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at the rates of exchange in effect at the end of the period. Revenue and expenses are translated into dollars at the average exchange rate during the period. Gains and losses from foreign currency translation are included in a separate account in stockholders' equity in the consolidated balance sheets.

Foreign exchange transaction gains and losses, substantially all of which relate to intercompany activity between us and our foreign subsidiaries, amounted to losses of $180,000, $45,000 and $428,000 in 2011, 2010 and 2009, respectively. These losses are included in other income (expense) in the accompanying consolidated statements of operations.

Loss Contingencies: The Company is subject to the possibility of various loss contingencies arising in the ordinary course of business. Management considers the likelihood of loss related to an asset, or the incurrence of a liability, as well as its ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. The Company records a charge equal to the minimum estimated liability or a loss contingency only when both of the following conditions are met: (i) information available prior to issuance of the consolidated financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements, and (ii) the range of loss can be reasonably estimated. The Company regularly evaluates current information available to determine whether such accruals should be adjusted and whether new accruals are required.

The Company provides disclosure when it is reasonably possible that a loss will be incurred or when it is reasonably possible that the amount of a loss will exceed the recorded provision. In such cases, management assesses whether a reasonable estimate of the loss or range of the loss can be made. If the loss or range of loss can be estimated, the Company does so. If management concludes the loss or range of loss cannot be estimated, the Company discloses its conclusion in that regard.

From time to time, the Company is involved in disputes, litigation, and other legal actions. The Company is aggressively defending its current litigation matters. However, there are many uncertainties associated with any litigation and these actions or other third-party claims against the Company may cause the Company to incur costly litigation and/or substantial settlement charges. If any of those events were to occur, the Company's business, financial condition, results of operations, and cash flows could be adversely affected. The actual liability in any such matters may be materially different from the Company's estimates, which could result in the need to adjust the liability and record additional expenses.

Stock-based Compensation: The Company recognizes stock-based compensation expense for all share-based payment awards including employee stock options and restricted stock awards, in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*. Stock-based compensation expense for expected-to-vest stock-based awards is valued under the single-option approach and amortized on a straight-line basis, net of estimated forfeitures. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statements of operations for all periods presented.

The Company estimates the fair value of stock options granted using the Black-Scholes option-pricing formula and a single option award approach. The fair value is amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. The Company's computation of expected volatility is based on historical volatility commensurate with the expected term of the options. The risk-free interest rate used in the Black-Scholes option-pricing formula is based on the implied yield currently available on U.S. Treasury securities with an equivalent remaining term commensurate with the expected term of the options. The expected dividend assumption is based on the Company's current expectations about future dividends and the Company does not expect to pay out cash dividends in the foreseeable future. The Company estimated the expected term of options granted in fiscal 2011, 2010 and 2009 using vesting periods of awards and historical data such as past experience and post vesting cancellations. The Company believes these calculations provide reasonable estimates of expected life for stock–based awards to employees.

Comprehensive Loss —ASC 220 - *Reporting Comprehensive Income* establishes standards for the reporting and displaying of comprehensive income (loss) and its components. Comprehensive loss includes foreign currency translation adjustments, gross unrealized holding gains (losses) on available-for-sale securities, and reclassification adjustments for gains included in net loss.

Subsequent to the issuance of the 2010 consolidated financial statements, the Company determined that gross unrealized holding gains (losses) on available-for-sale securities were understated by $342,000 and reclassification adjustments for gains included in net loss were overstated by the same amount. Accordingly, the Company has corrected this error on the consolidated statement of comprehensive loss as follows:

- Gross unrealized holding gains (losses) on available-for-sale securities for fiscal 2010 originally reported of $(159,000) were corrected to $183,000; and
- Reclassification adjustments for gains included in net loss for fiscal 2010 originally reported of $(227,000) were corrected to $(569,000).

The corrections did not affect the total comprehensive loss previously reported. The foregoing corrections are not considered material by the Company.

Derivatives: The Company does not use derivative financial instruments for speculative or trading purposes. Where available, the Company enters into foreign exchange forward contracts to hedge certain balance sheet exposures and intercompany balances against future movement in foreign exchange rates. Gains and losses on the foreign exchange contracts are included in other income(expense), net, which offset foreign exchange gains or losses from revaluation of foreign currency-denominated balance sheet items and intercompany balances.

Recently Issued Accounting Standards: In October 2009, the Financial Accounting Standards Board (FASB) issued new accounting guidance with respect to revenue recognition: ASU No. 2009-13, Topic 605 — *Multiple-Deliverable Revenue Arrangements;* and ASU No. 2009-14, Topic 985 — *Certain Revenue Arrangements That Include Software Elements.* When adopted, these accounting standards may be applied either prospectively or retrospectively. The Company will adopt this new guidance as of the mandatory adoption date of March 26, 2011, the beginning of the Company's fiscal 2012, and is currently evaluating the impact on its consolidated financial statements.

In January 2010, the FASB issued new accounting guidance to amend and clarify existing guidance related to fair value measurements and disclosures: ASU No. 2010-06 — *Improving Disclosures about Fair Value Measurements*. This guidance requires entities to separately present purchases, sales, issuances, and settlements in their reconciliation of Level 3 fair value measurements (i.e., to present such items on a gross basis rather than on a net basis), and clarifies existing disclosure requirements regarding the level of disaggregation and the inputs and valuation techniques used to measure fair value for measurements that fall within either Level 2 or Level 3 of the fair value hierarchy. The Company adopted the provisions of this guidance effective March 27, 2010, except for the requirement to disclose purchases, sales, issuances, and settlements related to Level 3 measurements, which the Company will adopt in the first quarter of fiscal 2012.

Note 2. Goodwill and Long-lived Assets

Fiscal 2009 Impairment: The Company performed an impairment analysis of its goodwill and long-lived assets in fiscal 2009, pursuant to FASB ASC 350, *Intangibles – Goodwill and Other* and FASB ASC 360, *Property, Plant, and Equipment.* As a result of this impairment analysis, the Company recorded impairment charges of $16.8 million, which are included in the captions "Impairment of long-lived assets" in the accompanying consolidated statements of operations. Of the total long-lived asset impairment recorded in fiscal 2009, $12.5 million related to assets recorded in connection with the purchase of Quintum, $3.7 million related to a license and development agreement, $258,000 related to property and equipment and $320,000 related to prepaid licenses acquired by Quintum which were determined not to have value as the Company integrated product strategies. Also as a result of this impairment analysis, the Company recognized a goodwill impairment loss in the amount of $27.4 million which was the excess of the carrying value of goodwill over its implied fair value.

License and Development Agreement: In October 2005, the Company entered into a license and development agreement with a third-party technology supplier, under which the Company acquired a license to manufacture and distribute the supplier's high-speed networking platform. In June 2007, the agreement was amended to include an additional, more advanced, platform. Under the 2005 agreement and the 2007 amendment, each party agreed to perform development and other activities to bring new products to market and the Company obtained certain rights to market these products. Under the 2005 agreement, the Company paid $3.0 million in license and development fees and capitalized the amount in other assets in the accompanying consolidated balance sheets. The Company began amortizing this amount in the second half of fiscal 2007 concurrent with the sale of the initial platform. Under the 2007 amendment, the Company agreed to pay an additional $5.0 million in four equal installments to the supplier for the advanced platform and an extended exclusive right to market. The first two installments were paid in fiscal 2008 and the remaining two will be due at separate future dates dependent upon the supplier's delivery of future enhancements of the advanced platform. The Company believes it is unlikely the remaining two installments will become due or be paid.

In fiscal 2009 the Company performed an impairment analysis in accordance with the provisions of FASB ASC 360, *Property, Plant, and Equipment* and determined the fair value of the license and development agreement and related other assets to be zero. Accordingly, the Company recorded an impairment charge of $3.7 million in fiscal 2009, representing the full net book value of the license and development agreement and other related assets. As a result of this impairment charge, there will be no future amortization expense relating to the amounts already paid under the license and development agreement. Prior to the impairment, amortization of $422,000 was recorded for fiscal 2009 and was included in the cost of product revenue.

At March 25, 2011 and March 26, 2010, the Company's balance sheets included no goodwill or intangible assets.

Note 3. Financial Instruments

Short-term investments at March 25, 2011 and March 26, 2010 consisted of the following:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2011				
U.S. Treasury notes	$ 3,222	$ 10	$ (1)	$ 3,231
U.S. government agencies	17,297	34	(15)	17,316
Corporate notes and bonds	20,507	66	(13)	20,560
Asset backed securities	14,187	61	(21)	14,227
Other debt securities	1,523	4	(1)	1,526
	$ 56,736	$ 175	$ (51)	$ 56,860
2010				
U.S. Treasury notes	$ 1,251	$ 2	$ (3)	$ 1,250
U.S. government agencies	22,569	146	(3)	22,712
Corporate notes and bonds	41,471	230	(14)	41,687
Asset backed securities	8,082	30	—	8,112
Other debt securities	1,753	—	(6)	1,747
	$ 75,126	$ 408	$ (26)	$ 75,508

NETWORK EQUIPMENT TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

The maturities of short-term investments at March 25, 2011 are as follows:

(in thousands)	Amortized Cost	Fair Value
Maturing in one year	$ 18,450	$ 18,533
Maturing in one to five years	38,276	38,317
Maturing in five to ten years	—	—
Maturing after ten years	10	10
Total	$ 56,736	$ 56,860

Unrealized gain positions for short-term investments held twelve months or more were $187,000 and $196,000 at March 25, 2011 and March 26, 2010, respectively.

The following table summarizes the financial assets and liabilities of the Company measured at fair value on a recurring basis:

(in thousands)		Fair Value Measurements at March 25, 2011, using	
	Balance as of March 25, 2011	Level 1	Level 2
Assets:			
U.S. Treasury notes(1)	$ 3,231	$ 3,231	$ —
U.S. government agencies(1)	17,316	—	17,316
Corporate notes and bonds(1)	20,560	—	20,560
Asset backed securities(1)	14,227	—	14,227
Other debt securities(1)	1,526	—	1,526
	56,860	3,231	53,629
Foreign currency derivatives(2)	31	—	31
Total	$ 56,891	$ 3,231	$ 53,660
Liabilities:			
Foreign currency derivatives(3)	$ 112	$ —	$ 112
Total	$ 112	$ —	$ 112

(in thousands)		Fair Value Measurements at March 26, 2010, using	
	Balance as of March 26, 2010	Level 1	Level 2
Assets:			
U.S. Treasury notes(1)	$ 1,250	$ 1,250	$ —
U.S. government agencies(1)	22,712	—	22,712
Corporate notes and bonds(1)	41,687	—	41,687
Asset backed securities(1)	8,112	—	8,112
Other debt securities(1)	1,747	—	1,747
	75,508	1,250	74,258
Foreign currency derivatives(2)	57	—	57
Total	$ 75,565	$ 1,250	$ 74,315
Liabilities:			
Foreign currency derivatives(3)	$ 98	$ —	$ 98
Total	$ 98	$ —	$ 98

(1) Included in short-term investments on the Company's consolidated balance sheet.

(2) Included in accounts receivable on the Company's consolidated balance sheet.

(3) Included in accrued liabilities on the Company's consolidated balance sheet.

The three levels of the fair value hierarchy are:

Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Observable inputs other than quoted prices included within Level 1, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and inputs other than quoted prices that are observable or are derived principally from, or corroborated by, observable market data by correlation or other means.

Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Investments are classified within Level 1 if derived from quoted prices in active markets for identical assets and liabilities.

Items are classified in Level 2 if the investments are valued using quoted prices for identical assets in markets that are not active, using quoted prices for similar assets in an active market, or using model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets.

The Company did not hold financial assets or liabilities which were recorded at fair value using inputs in the Level 3 category as of March 25, 2011 and March 26, 2010.

Derivative financial instruments are limited to foreign exchange contracts which the Company enters into to minimize certain balance sheet exposures and intercompany balances against future movement in foreign exchange rates. The Company's primary net foreign currency exposures are in Japanese yen, Euros, and British pounds. The fair value of the Company's derivative instruments is determined using pricing models based on current market rates. Gains and losses on these foreign exchange contracts, which are not designated as hedging instruments, are included in other income and expense, net, and were not material for any period presented.

Subsequent to the issuance of the 2010 consolidated financial statements, the Company determined that $74.3 million of securities including U.S. government agencies, corporate notes and bonds and other debt securities should be classified as Level 2 investments rather than Level 1 as originally classified, as such investments are not based on quoted prices and actively traded. Accordingly, the Company has corrected the classification of U.S. government agencies, corporate notes and bonds, and other debt securities from Level 1 to Level 2 in the table of fair value measurements as of March 26, 2010. The Company also identified that $27.0 million corporate bonds guaranteed by the full faith and credit of the United States government under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program were previously included within U.S. government and municipalities as of March 26, 2010. The Company has corrected the presentation by including these as corporate notes and bonds in the above tables. The foregoing corrections are not considered material by the Company.

Asset backed securities were previously included within other debt securities as of March 26, 2010. The Company has reclassified these securities as a separate category of investments in the above tables to conform to the 2011 presentation.

Note 4. Inventories

Inventories consisted of the following:

(in thousands)	March 25, 2011	March 26, 2010
Purchased components	$ 3,037	$ 2,806
Finished goods	1,623	1,571
	$ 4,660	$ 4,377

Certain inventories, not expected to be consumed within the next 12 months, are included in the consolidated balance sheet as non-current assets. These inventories consist of both raw materials and finished goods, and were $805,000 and $1.8 million, respectively, at March 25, 2011 and March 26, 2010.

Under the Company's agreement with its primary contract manufacturer, Plexus Corp. (Plexus), which runs through December 31, 2011, the Company maintains a level of control over parts procurement, design, documentation, and selection of approved suppliers. The Company is generally liable for any termination or cancellation of product orders, as well as excess and obsolete material, which can result, for example, from an engineering change, product obsolescence, or inaccurate component forecasting. Under the agreement, Plexus is to procure raw materials and begin manufacturing of products in accordance with the Company's forecasts. If certain purchased raw materials or certain work-in-process items are held for greater than 90 days, the Company must make deposits on the aging inventory, although Plexus must make efforts to minimize the Company's liability for the aging inventory, including returning materials to suppliers, canceling orders with suppliers, or using materials to manufacture product for its other customers. If raw material or in-process inventories are still unused and have been held for more than nine months, the Company must take ownership and pay for the aged inventory. Alternatively, if there is forecasted demand for such inventory, the Company must pay a management fee for Plexus to retain such inventory. If the forecasted demand does not materialize the Company must take ownership and pay for such inventory. This activity may increase the Company's owned inventories.

At March 25, 2011, the Company's deposit on inventory held by Plexus was $4.2 million, of which $1.3 million had been charged to a reserve for excess inventory. The deposit, including the related reserve, is included in prepaid expenses and other assets in the consolidated balance sheets.

The Company regularly evaluates its inventory for lower of cost or market valuation, including inventory held by Plexus and the amount on deposit with Plexus as well as inventory classified non-current assets. As a result of these evaluations, the Company recorded charges of $550,000, $1.9 million and $5.2 million, respectively, to cost of revenue in fiscal 2011, 2010 and 2009.

Note 5. Other Assets and Accrued Liabilities

Other assets at March 25, 2011 and March 26, 2010 were as follows:

(in thousands)	2011	2010
Inventory spares	$ 1,722	$ 1,930
Debenture costs	296	383
Deferred taxes	1,014	1,209
Other	459	406
Long-term inventories	805	1,782
	$ 4,296	$ 5,710

Accrued liabilities at March 25, 2011 and March 26, 2010 were as follows:

(in thousands)	2011	2010
Accrued compensation	$ 2,776	$ 3,233
Unearned income	2,894	4,823
Accrued rent	540	863
Restructure and other costs	915	1,297
Accrued interest	759	759
Other	2,378	2,255
	$ 10,262	$ 13,230

See also Note 7 for activity in the liability for restructuring.

Note 6. Warranty Accruals

The warranty accrual, which is included in accrued liabilities in the accompanying consolidated balance sheets, was $85,000 at March 25, 2011, as shown in the table below. Components of the warranty accrual and changes in accrued amounts related to the warranty accrual during fiscal 2009, 2010 and 2011 were as follows:

(in thousands)	Warranty Accrual
Balance at March 28, 2008	$ 98
Charges to cost of goods sold	28
Charges to warranty accrual	(58)
Other adjustments (1)	14
Balance at March 27, 2009	82
Charges to cost of goods sold	53
Charges to warranty accrual	(62)
Other adjustments (1)	(4)
Balance at March 26, 2010	69
Charges to cost of goods sold	90
Charges to warranty accrual	(107)
Other adjustments (1)	33
Balance at March 25, 2011	$ 85

(1) Adjustments resulted from changes in warranty cost estimates, relating primarily to hourly costs of labor to repair products and frequency of warranty claims.

Note 7. Restructure and Other

Restructure and other costs of $281,000 in fiscal 2011 and $17,000 in fiscal 2010 relate to charges for employee separation costs.

Restructure and other costs of $2.4 million in fiscal 2009 related to charges for employee separation costs and a change in estimated costs to vacate the Company's former manufacturing facility and represent the total amount expected to be incurred in connection with these restructuring activities. Employee separation costs were $1.3 million in fiscal 2009 and were principally for employee severance and related costs resulting from workforce reductions. The Company previously estimated the remaining liability for lease and other exit costs associated with its former manufacturing facility to be net of anticipated sublease income. In January 2009, the sublessee occupying the former manufacturing facility informed the Company that it would not exercise its option to extend its sublease. As a result, the Company could no longer assume incremental sublease income and therefore revised its estimate of the remaining liability for lease and other exit costs. The Company recorded facility exit costs of $1.1 million in fiscal 2009 to reflect the revision of estimated costs to vacate the Company's manufacturing facility.

The liability for restructuring was $915,000 at March 25, 2011, as shown in the table below. Components of accrued restructure costs and changes in accrued amounts related to these restructuring programs during fiscal 2009, 2010, and 2011 are as follows:

(in thousands)	Employee Separation Costs & Other	Facility Exit Costs & Other	Total
Balance at March 28, 2008	$ 117	$ 3,087	$ 3,204
Provision	1,287	1,577	2,864
Benefit	—	(441)	(441)
Payments	(1,255)	(1,053)	(2,308)
Other (1)	—	131	131
Balance at March 27, 2009	149	3,301	3,450
Provision	18	(1)	17
Payments	(63)	(1,368)	(1,431)
Other (1)	(104)	187	83
Balance at March 26, 2010	—	2,119	2,119
Provision	281	—	281
Payments	(275)	(1,322)	(1,597)
Other (1)	(2)	114	112
Balance at March 25, 2011	$ 4	$ 911	$ 915

(1) Consists primarily of accretion and adjustments to accretion of implied interest on the remaining liability for lease and other exit costs associated with the Company's former manufacturing facility which is reflected in general and administrative expense in the consolidated statement of operations and comprehensive income loss. Adjustments to accretion were related to the Company's revision of its estimate of the remaining liability for lease and other exit costs.

The balances at March 26, 2010 and March 27, 2009 include $822,000 and $1.9 million, respectively, classified as other long-term liabilities related to lease and other exit costs for the vacated facility, net of an estimated amount of sublease income.

Note 8. Income Taxes

Loss before income taxes and income tax provision consist of the following for fiscal 2011, 2010 and 2009:

(in thousands)	2011	2010	2009
Income (loss) before income taxes:			
Domestic	$ (27,176)	$ (18,880)	$ (53,049)
Foreign	1,009	1,109	(387)
Total	$ (26,167)	$ (17,771)	$ (53,436)
Income tax provision (benefit):			
Current:			
Federal	$ (21)	$ (77)	$ (100)
State	(2)	10	1
Foreign	23	(14)	189
	—	(81)	90
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	131	153	(23)
	131	153	(23)
	$ 131	$ 72	$ 67

The income tax expense reconciles to the amount computed by applying the statutory United States federal rate of 35% to income (loss) before income taxes as follows:

(in thousands)	2011	2010	2009
Statutory federal tax position	$ (9,159)	$ (6,223)	$ (18,703)
State tax, net of federal benefit	(712)	(585)	(1,484)
Foreign tax rate differential	(199)	(380)	(5)
Research and development, and manufacturers' investment credits	(1,085)	85	(611)
Change in valuation allowance	10,588	6,452	9,085
Provision (release) of tax contingency reserve	(32)	(22)	177
Goodwill impairment	—	—	10,512
Permanent differences	560	121	166
Other	170	624	930
Income tax expense	$ 131	$ 72	$ 67

Deferred tax assets are comprised of the following at March 25, 2011 and March 26, 2010:

(in thousands)	2011	2010
Gross deferred tax assets:		
Allowances not currently deductible for tax purposes	$ 8,981	$ 8,505
Loss carryforwards	73,003	63,679
Credit carryforwards	12,902	12,030
Depreciation	7,022	7,288
Gross deferred tax assets	101,908	91,502
Deferred tax liabilities:	—	—
Net deferred tax assets	101,908	91,502
Valuation allowance	(100,727)	(90,139)
Net deferred tax assets	$ 1,181	$ 1,363

The Company recorded a tax expense of $131,000, $72,000 and $67,000 for fiscal 2011, 2010 and 2009, respectively, primarily related to international operations.

The valuation allowance increased by $10.6 million, $7.5 million and $9.1 million in fiscal 2011, 2010 and 2009, respectively. The Company's operating loss carryforwards and credits, which have been offset by the valuation allowance, include $4.7 million of deferred tax benefits associated with stock -based compensation, which will be credited to additional-paid-in-capital when realized. The Company has incurred tax losses in the last several fiscal years and, at March 25, 2011, has approximately $197.5 million of federal net operating loss carryforwards and $102.2 million of state net operating loss carryforwards available, expiring in the years 2013 through 2031. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of deferred tax assets will not be realized. FASB ASC Topic 740, *Income Taxes*, provides for the recognition of deferred tax assets if realization of such assets is more likely than not to occur. Based upon the weight of available evidence, which includes the Company's historical operating performance, reported cumulative net losses, the Company provided a full valuation allowance against its US and most foreign net deferred tax assets. There is no valuation allowance against the Company's UK deferred tax assets. The Company reassesses the need for its valuation allowance on a quarterly basis.

As of March 25, 2011, the Company has available federal research and development tax credit carryforwards of approximately $5.3 million expiring in the years 2013 through 2031 and alternative minimum tax credit carryforwards of approximately $2.5 million available indefinitely. At March 25, 2011, state research and development tax credit carryforwards of approximately $14.9 million are also available indefinitely. The Company considers all undistributed earnings of its foreign subsidiaries to be permanently invested in foreign operations. Accordingly, no deferred tax assets or liabilities have been established in this regard.

Current federal and state tax laws include provisions that could limit the annual use of our net operating loss carryforwards in the event of certain defined changes in stock ownership. The Company's issuance of common and preferred stock could result in such a change. Accordingly, the annual use of net operating loss carryforwards may be limited by these provisions, and this limitation may result in the loss of carryforward benefits to the extent the above-limit portion expires before it can be used. The Company has determined the extent of the limitation at March 25, 2011, and the losses reflected in the deferred tax assets will not be subject to limitation.

A reconciliation of the Company's changes in uncertain tax position to March 25, 2011, March 26, 2010 and March 27, 2009 is as follows:

(in thousands)	2011	2010	2009
Beginning balance, gross uncertain tax positions	$ 6,769	$ 7,400	$ 8,176
Additions to tax positions related to prior years	49	—	174
Reductions to tax positions related to prior years	—	(605)	(997)
Additions to tax positions related to current year	122	86	188
Reductions to tax positions related to lapse of statute	(52)	(24)	(13)
Effect of exchange rates	136	(88)	(128)
Ending balance, gross uncertain tax positions	$ 7,024	$ 6,769	$ 7,400

The amount of tax benefits that would, if recognized, affect the effective tax rate at March 25, 2011 was $601,000, as the Company maintains a full valuation allowance against the remaining uncertain tax benefits. Interest and penalties of $30,000, $2,000 and $40,000, respectively, for fiscal 2011, 2010 and 2009 related to income tax matters are recorded in income tax expense. At March 25, 2011, $148,000 was accrued for interest and penalties related to uncertain tax benefits.

As of March 25, 2011, tax years from 1998 in the U.S. and 2004 in the Company's primary foreign jurisdictions remain open for examination. Although the timing of resolution and closure of audits is highly uncertain, the Company does not believe it is reasonably possible that the unrecognized tax benefits would materially change in the next twelve months. The Company currently has no uncertain tax benefits that would reduce as a result of a lapse of applicable statutes of limitations.

Note 9. Commitments and Contingencies

3¾% Convertible Senior Notes: In December 2007, the Company issued $85.0 million of 3¾% convertible senior notes due December 15, 2014, in a private placement of which $10.5 million remained outstanding at March 25, 2011. The notes may be converted by a holder, at its option, into shares of the Company's common stock initially at a conversion rate of 73.3689 shares of common stock per $1,000 principal amount, which is equivalent to an initial conversion price of approximately $13.63 per share of common stock (subject to adjustment in certain events), at any time on or prior to December 15, 2014, unless the notes were previously repurchased. If a holder elects to convert its notes in connection with certain fundamental changes, in certain circumstances the conversion rate will increase by a number of additional shares of common stock upon conversion. Upon conversion, a holder generally will not receive any cash payment representing accrued and unpaid interest, if any. The notes are not redeemable by the Company prior to the stated maturity.

Upon the occurrence of certain fundamental changes including, without limitation, an acquisition of voting control of the Company, the liquidation or dissolution of the Company, or the Company's common stock ceasing to be traded on a U.S. national securities exchange, a holder may require the Company to purchase for cash all or any part of its notes at a purchase price equal to 100% of the principal amount plus any accrued and unpaid interest (including additional interest, if any) up until, but not including, the fundamental change purchase date.

The notes are unsecured senior obligations, ranking equal in right of payment to all existing and future senior indebtedness, and senior in right of payment to any existing and future subordinated indebtedness. The notes are effectively subordinated to existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to the claims of all existing and future indebtedness and other liabilities of the Company's subsidiaries.

In fiscal 2010, the Company repurchased and retired $2.5 million principal amount of the outstanding notes in privately negotiated transactions. The Company recorded a net gain on this extinguishment of debt of $555,000, consisting of a $625,000 gain resulting from the repurchase of debt at below principal, partially offset by a $70,000 write-off of unamortized deferred financing costs related to the repurchased debt.

In fiscal 2009, the Company repurchased and retired $72.0 million principal amount of the outstanding notes in privately negotiated transactions. The Company recorded a net gain on this extinguishment of debt of approximately $28.6 million, consisting of a $30.8 million gain resulting from the repurchase of debt at below principal, offset by a $2.2 million write-off of unamortized deferred financing costs related to the repurchased debt. The net gain on these transactions was recorded as non-operating income.

Interest expense relating to the 3¾% Convertible Senior Notes was $394,000, $482,000 and $1.9 million in fiscal 2011, 2010 and 2009, respectively, and consisted solely of contractual coupon interest.

7¼% Redeemable Convertible Subordinated Debentures: In May 1989, the Company issued $75.0 million of 7¼% redeemable convertible subordinated debentures due May 15, 2014, of which $23.7 million remained outstanding at March 25, 2011. Each debenture is convertible at the option of the holder into common stock at $31.50 per share and is redeemable at the option of the Company. The debentures are entitled to a sinking fund which began May 15, 2000, of 14 annual payments of 5% of the aggregate principal amount of debentures issued ($3.8 million annually), reduced by any redemption or conversion of the debentures. As a result of previous redemptions, the total remaining sinking fund requirement is $1.2 million, which, assuming no further redemptions, will be due as a final sinking fund payment on May 15, 2013.

In fiscal 2009, the Company repurchased and retired $1.0 million principal amount of outstanding notes in a privately negotiated transaction. The Company recorded a net gain on this extinguishment of debt of approximately $353,000, consisting of a $360,000 gain resulting from the repurchase of debt at below principal, offset by a $7,000 write-off of unamortized deferred financing costs related to the repurchased debt. The net gain on this transaction was recorded as non-operating income.

Interest expense relating to the 7¼% Redeemable Convertible Subordinated Debentures was $1.7 million, $1.7 million and $1.8 million in fiscal 2011, 2010 and 2009, respectively, and consisted solely of contractual coupon interest.

Operating Leases: The Company leases its facilities under operating leases. These leases expire at various dates through fiscal 2017. The Company's headquarters facility lease expires in fiscal 2017. The minimum future lease commitments under these leases as of March 25, 2011, were as follows:

(in thousands)	2012	2013	2014	2015	2016	Thereafter	Total
Minimum future operating lease payments	$ 3,570	$ 2,036	$ 1,317	$ 1,265	$ 1,286	$ 976	$ 10,450
Less income from subleases							(409)
Net minimum operating lease payments							$ 10,041

Included in the operating lease amounts are payments for vacated facilities in Fremont, California of which $435,000, representing the discounted value of the lease payments, net of assumed sublease income, is accrued in the restructure liability at March 25, 2011; see Note 7 Restructure and Other.

Rental expense under operating leases was $2.6 million, $2.9 million and $2.9 million for fiscal 2011, 2010 and 2009, respectively.

Equipment Financing: In fiscal 2011, the Company acquired certain office equipment through two agreements classified as capital leases. The cost of equipment financed by capital leases was $162,000. The terms of the capital lease agreements range from three to five years. One of the capital lease agreements includes a bargain purchase option which the Company may exercise at the end of the lease term. The equipment financed by the capital leases is included in the consolidated balance sheets as property and equipment, net.

In fiscal 2010, the Company acquired certain office equipment through an agreement classified as a capital lease and also through a note payable. The cost of equipment financed by the capital lease and by the note payable was $145,000 and $141,000, respectively. The terms of both the capital lease agreement and the note payable are three years. The capital lease agreement includes a bargain purchase option which the Company may exercise at the end of the lease term. The equipment financed by the capital lease and the note payable is included in the consolidated balance sheets as property and equipment, net.

Amortization of assets under capital lease is included in depreciation expense. Accumulated amortization of assets under capital lease was $81,000 at March 25, 2011 and $13,000 at March 26, 2010.

The minimum future lease commitments under capital leases as of March 25, 2011, were as follows:

(in thousands)	2012	2013	2014	2015	2016	Thereafter	Total
Minimum future capital lease payments	$ 96	$ 68	$ 31	$ 25	$ 20	$ —	$ 240

License and Development Agreement: The Company is a party to a license and development agreement with a third-party technology supplier, under which the Company acquired a license to manufacture and distribute the supplier's high-speed networking platform. The Company agreed to pay an additional $5.0 million in four equal installments to the supplier for the advanced platform and an extended exclusive right to market. The first two installments were paid in fiscal 2008 and the remaining two will be due at separate future dates dependent upon the supplier's delivery of future enhancements of the advanced platform. The Company believes it is unlikely the remaining two installments will become due or be paid.

Contingencies: In the normal course of business, the Company enters into contractual commitments to purchase services, materials, components, and finished goods from suppliers, mainly its primary contract manufacturer, Plexus. Under the agreement with Plexus, the Company may incur certain liabilities, as described in Note 4.

The Company has learned that some of its products may have been exported or re-exported in violation of U.S. export laws. Consequently, the Company has launched an internal investigation of its export-related activities, which is being performed by outside counsel. The Company will report the results of the investigation to the U.S. government. Certain issues subject to the investigation have already been reported to the U.S. government, and the U.S. government has closed a limited portion of the matter with the issuance of a warning letter. The results of the rest of the internal investigation will be reported to the U.S. government in due course. If the U.S. government finds that the Company has violated one or more export control laws or trade sanctions, the Company could be subject to various penalties. By statute, these penalties can include but are not limited to fines of up to $250,000 for each violation, denial of export privileges, and debarment from participation in U.S. government contracts. The Company believes, however, that its cooperation with the U.S. government, its immediate attention to rectifying the issues, and other factors provide a basis for mitigating any penalty that might be imposed. As a result of the discovery of these events, the Company has implemented more stringent export control procedures. Management believes it is reasonably possible that the Company could incur a loss as a result of penalties relating to these events. However, at this time, the Company cannot reasonably estimate the cost, or range of costs, if any, for any such penalties or fines that may be incurred upon resolution of this matter.

Product Warranty: See Note 6.

Restructure: See Note 7.

Litigation: See Note 17.

Note 10. Stock-based Compensation

Stock Option and Award Plans: The Company grants options to purchase shares of its common stock and is authorized to award restricted shares of common stock pursuant to the terms of its 2008 Equity Incentive Plan, its 1993 Stock Option Plan and its 1997 Stock Option Program. Upon stockholder approval of the 2008 Equity Incentive Plan in August 2008, the 1993 Stock Option Plan and the 1997 Stock Option Program were terminated, and all shares available for future grants of awards under the 1993 Stock Option Plan and the 1997 Stock Option Program were terminated. Stock options generally become exercisable ratably over a four-year period and expire after seven to ten years. Options may be granted to officers, employees, directors and independent contractors to purchase common stock at a price not less than 100% of the fair market value at the date of grant.

Restricted stock awards (RSAs) granted under the equity plans are independent of option grants and are subject to restrictions. RSAs, which have been issued since fiscal 2007, are subject to forfeiture if employment or services are terminated prior to the release of restrictions, which generally occurs on a ratable basis over one to two years from the date of grant. Until the restriction is released, the shares cannot be transferred. These shares have the same cash dividend and voting rights as other common stock and are considered as issued and outstanding. The cost of the awards, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse.

Restricted stock unit awards (RSUs) granted under the 2008 Equity Incentive Plan are also independent of option grants and are subject to restrictions. RSUs, which the Company began issuing in fiscal 2011, are subject to forfeiture if employment or services are terminated prior to the release of restrictions, which generally occurs on a ratable basis over periods ranging from one day to two years from the date of grant. Until the restriction is released, the shares cannot be transferred. These shares are not considered as issued and outstanding until the release of restrictions. The cost of the awards, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse.

For both RSAs and RSUs, upon release of restrictions, a portion of the released shares are repurchased from employees by the Company to satisfy withholding-tax obligations arising from the vesting of restricted stock awards. The withholding tax obligations were based upon the fair market value of the Company's common stock on the vesting dates. The Company repurchased 296,000 shares from employees in fiscal 2011 for a total price of $1.2 million. In fiscal 2010, the Company repurchased 268,000 shares from employees for a total price of $1.2 million.

Stock Compensation Expense: The following table shows total stock-based compensation expense included in the Consolidated Statements of Operations:

(in thousands)	2011	2010	2009
Cost of revenue	$ 851	$ 732	$ 550
Sales and marketing	1,679	1,680	1,253
Research and development	2,064	1,636	1,023
General and administrative	1,356	1,741	1,602
	$ 5,950	$ 5,789	$ 4,428

There was no stock-based compensation cost capitalized as part of inventory in fiscal 2011, 2010 or 2009.

In September 2009, the Company completed an offer to exchange certain employee stock options issued under the 2008 Equity Incentive Plan, the 1993 Stock Option Plan and the 1997 Stock Option Program (the Offer to Exchange). Certain previously granted options were exchanged for restricted shares of the Company's common stock. Options for an aggregate of 923,844 shares of the Company's common stock were exchanged for an aggregate of 256,034 restricted shares. The number of restricted shares issued under the Offer to Exchange was based on ratios designed to equalize the value of stock options exchanged with that of restricted shares issued. Restricted shares issued under the Offer to Exchange were issued and outstanding upon grant, but are subject to vesting over approximately two years following the date of grant. The Company did not incur additional non-cash stock compensation expense in connection with the Offer to Exchange as the fair value of the stock options exchanged was equivalent to the fair value of the restricted shares awarded.

The weighted average fair value of the Company's stock option awards granted to employees was $2.73, $3.21 and $2.31, respectively, for fiscal 2011, 2010, and 2009, and was estimated using the following weighted-average assumptions:

	2011	2010	2009
Expected term, in years	4.94	5.08	5.14
Expected volatility	73.46%	69.68%	60.58%
Risk-free interest rate	1.82%	2.47%	3.21%
Expected dividends	—	—	—

At March 25, 2011, the total compensation cost related to unvested stock-based awards not yet recognized, net of estimated forfeitures, was approximately $5.0 million. The weighted-average period during which the cost will be amortized, which will be adjusted for subsequent changes in estimated forfeitures, was approximately 2.5 years.

Stock Options & Awards Activity:

Stock option activity in the Company's employee stock plans is summarized below:

	Shares	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price	Number Vested and Expected to vest at March 25, 2011	Weighted Average Exercise Price
Options outstanding at March 28, 2008	5,211,346	$ 7.79	2,952,000	$ 6.85		
Granted	674,682	$ 4.23				
Exercised	(14,538)	$ 3.60				
Forfeited and expired	(1,049,560)	$ 8.26				
Options outstanding at March 27, 2009	4,821,930	$ 7.20	3,182,450	$ 7.02		
Granted	1,038,325	$ 5.40				
Exercised	(157,776)	$ 4.15				
Forfeited and expired	(1,563,893)	$ 9.57				
Options outstanding at March 26, 2010	4,138,586	$ 5.97	2,662,832	$ 6.15		
Granted	814,913	$ 4.53				
Exercised	(203,864)	$ 3.39				
Forfeited and expired	(447,695)	$ 6.90				
Options outstanding at March 25, 2011	4,301,940	$ 5.72	2,858,271	$ 6.12	4,120,658	$ 5.76
At March 25, 2011:						
Weighted average remaining contractual term (in years)	4.98		4.49		4.94	
Aggregate intrinsic value (in thousands) (1)	$ 122		$ 62		$ 114	

(1) The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of the Company's common stock at March 25, 2011 for options outstanding as of that date. The total intrinsic value of stock options exercised in fiscal 2011, 2010 and 2009 was $300,000, $372,000 and $12,000, respectively.

The following table summarizes information concerning options outstanding and exercisable as of March 25, 2011:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares Exercisable	Weighted Average Exercise Price
$ 2.63 - $ 3.52	435,562	5.08	$ 3.14	277,494	$ 3.20
$ 3.57 - $ 4.38	590,680	5.44	$ 4.08	362,011	$ 4.15
$ 4.45 - $ 4.70	487,474	3.92	$ 4.64	467,254	$ 4.65
$ 4.80 - $ 4.85	5,857	5.53	$ 4.80	5,857	$ 4.80
$ 4.90 - $ 4.90	534,300	6.12	$ 4.90	2,800	$ 4.90
$ 4.92 - $ 5.43	468,625	5.64	$ 5.27	349,672	$ 5.33
$ 5.60 - $ 5.99	674,800	5.10	$ 5.87	337,089	$ 5.87
$ 6.05 - $ 7.30	472,500	3.25	$ 6.77	467,805	$ 6.77
$ 7.36 - $ 10.75	611,642	4.95	$ 9.89	571,634	$ 9.97
$ 11.66 - $ 11.66	20,500	6.70	$ 11.66	16,655	$ 11.66
$ 2.63 - $ 11.66	4,301,940	4.98	$ 5.72	2,858,271	$ 6.12

Stock award activity in the Company's employee stock plans is summarized below:

	Shares	Weighted Average Grant Date Fair Value
Nonvested stock at March 28, 2008	91,809	$ 5.55
Granted	318,209	$ 4.40
Vested	(268,615)	$ 4.75
Forfeited and cancelled	(28,360)	$ 4.39
Nonvested stock at March 27, 2009	113,043	$ 4.50
Granted	1,014,799	$ 4.92
Vested	(688,839)	$ 4.24
Forfeited and cancelled	(21,962)	$ 5.97
Nonvested stock at March 26, 2010	417,041	$ 5.88
Granted	871,972	$ 3.55
Vested	(804,430)	$ 3.98
Forfeited and cancelled	(47,310)	$ 5.03
Nonvested stock at March 25, 2011	437,273	$ 3.99

The total fair value of RSAs and RSUs vested was $3.2 million, $2.9 million and $1.3 million for fiscal 2011, 2010 and 2009, respectively.

Note 11. Capital Stock

Stock Repurchase Plan: In fiscal 2008, the Board of Directors approved a stock repurchase plan, for a period of up to twenty-four months. In fiscal 2009 the Company repurchased 258,000 shares under the 2008 program at an average price of $3.90 per share for a total price of $1.0 million. The Company did not repurchase any shares under the 2008 program in fiscal 2010 and the stock repurchase plan expired in the fourth quarter of fiscal 2010. In addition, the Company repurchased 296,000 and 267,000 shares of common stock from employees in fiscal 2011 and fiscal 2010, respectively, to satisfy withholding-tax obligations arising from the vesting of restricted stock awards. See Note 10.

Preferred Stock: The Company has authorized 5,000,000 shares of $0.01 par value preferred stock. This stock, if issued, will carry liquidation preferences and other rights, as determined by the Board of Directors. As of March 25, 2011, no preferred shares were outstanding.

Reserved Stock: As of March 25, 2011, the Company had reserved shares of its common stock for the following purposes:

	Reserved Shares
Stock option plans:	
Outstanding	4,301,940
Available for grant	1,255,072
7¼% Redeemable convertible subordinated debentures	752,508
3¾% Convertible senior notes	770,373

Note 12. Loss Per Share

The following table sets forth the computation of the numerator and denominator used in the computation of basic and diluted net loss per share:

(in thousands, except per share amounts)	2011	2010	2009
Numerator:			
Net loss	$ (26,298)	$ (17,843)	$ (53,503)
Denominator -weighted average shares of common stock outstanding for basic and diluted loss per share:	29,924	29,178	28,854
Basic and diluted net loss per share	$ (0.88)	$ (0.61)	$ (1.85)

The denominator for basic net loss per share is the weighted average number of unrestricted common shares outstanding for the periods presented. In periods of net income, the denominator for diluted net income per share also includes potentially dilutive shares, which consist of shares issuable upon the exercise of dilutive stock options and contingently issuable shares. These shares, which totaled 206,000, 291,000 and 119,000, respectively, for fiscal 2011, 2010 and 2009, were excluded from the computations of diluted net loss per share as the effect of including those shares would be anti-dilutive and therefore reduce the loss per share.

At March 25, 2011, there were approximately 770,000 shares of common stock issuable upon conversion of convertible senior notes and approximately 753,000 shares of common stock issuable upon conversion of redeemable convertible subordinated debentures. These shares and the related effect of the accrued interest on the convertible senior notes and the debentures are excluded from the calculation of diluted net loss per share for each period presented, as their inclusion would be anti-dilutive.

Note 13. Significant Customers

In fiscal 2011 and fiscal 2009, no single customer accounted for more than 10% of the Company's revenue. In fiscal 2010, General Dynamics Corporation accounted for 22.7% of the Company's revenue. Excluding aggregate orders from a variety of government agencies, no other single customer accounted for more than 10% percent of the Company's revenue in fiscal 2011, 2010, or 2009.

Sales to the government sector represented 71.1%, 78.6% and 72.8% of the Company's revenue in fiscal 2011, 2010, and 2009, respectively.

Note 14. Segment Information

The Company operates in one reportable segment: the design, development, manufacture and sale of voice and data telecommunications equipment for multi-service networks and associated services used by government organizations, enterprises, and carriers worldwide. The following table presents revenue and long-lived assets by geographic territory for fiscal 2011, 2010 and 2009:

(in thousands)	United States	Europe	Other International	Eliminations	Totals
2011					
Product	$ 34,504	$ 6,280	$ 5,125	$ —	$ 45,909
Service	12,018	1,913	307	—	14,238
Total revenue	$ 46,522	$ 8,193	$ 5,432	$ —	$ 60,147
Long-lived assets	$ 6,694	$ 81	$ 168	$ (32)	$ 6,911
2010					
Product	$ 47,274	$ 5,937	$ 4,931	$ —	$ 58,142
Service	13,436	2,712	204	—	16,352
Total revenue	$ 60,710	$ 8,649	$ 5,135	$ —	$ 74,494
Long-lived assets	$ 7,773	$ 44	$ 88	$ (32)	$ 7,873
2009					
Product	$ 42,735	$ 6,361	$ 2,106	$ —	$ 51,202
Service	12,624	1,856	106	—	14,586
Total revenue	$ 55,359	$ 8,217	$ 2,212	$ —	$ 65,788
Long-lived assets	$ 9,293	$ 47	$ 100	$ (31)	$ 9,409

In fiscal 2011, 2010, and 2009, Promina products accounted for 32.5%, 36.4% and 42.4% of product revenue, respectively. In fiscal 2011, 2010, and fiscal 2009, Tenor products accounted for 18.6%, 16.6% and 23.5% of product revenue, respectively. In fiscal 2011, 2010 and 2009, NX Series products accounted for 8.6%, 21.9% and 11.4%, respectively, of product revenue. In fiscal 2011, 2010, and 2009, the VX Series and predecessor products accounted for 35.3%, 22.3% and 19.8% of product revenue, respectively. All other products accounted for less than 10% of product revenue, individually and in the aggregate, for all years presented.

Subsequent to the issuance of the fiscal 2010 consolidated financial statements, the Company determined that certain noncurrent inventories were included as long-lived assets in the table above as of March 26, 2010. The Company has corrected the March 26, 2010 presentation to exclude these amounts. Total long-lived assets and long-lived assets for the United States originally reported of $9,655,000 and $9,555,000 were corrected to $7,873,000 and $7,773,000, respectively. The foregoing corrections are not considered material by the Company.

Note 15. Employee Benefit Plan

The Company has a 401(k) tax-deferred savings plan, whereby eligible employees may contribute a percentage of their eligible compensation. Company contributions are discretionary; including administrative fees, Company expense was $31,000, $45,000 and $446,000 for fiscal 2011, 2010 and 2009, respectively. The Company made discretionary contributions to the plan in fiscal 2009, but did not do so in fiscal 2010 and fiscal 2011.

NETWORK EQUIPMENT TECHNOLOGIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

Note 16. Financial Instruments Fair Value Disclosure

The estimated fair values of the Company's financial instruments at March 25, 2011 and March 26, 2010 were as follows:

(in thousands)	2011		2010	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Assets:				
Short-term investments	$ 56,860	$ 56,860	$ 75,508	$ 75,508
Liabilities:				
3¾% Convertible senior notes	$ 10,500	$ 8,709	$ 10,500	$ 7,980
7¼% Redeemable convertible subordinated debentures	$ 23,704	$ 21,334	$ 23,704	$ 20,860

The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and cash equivalents: The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their estimated fair values due to their short maturities.

Short-term investments: Fair values are based on quoted market prices and observable prices that are based on inputs not quoted on active markets, but corroborated by market data. See Note 3.

Restricted cash: The carrying value approximates fair value.

Accrued liabilities: The carrying value approximates fair value.

Convertible debt: The Company has estimated the approximate fair value of these securities using the quoted market price or trade closest to March 25, 2011.

Foreign exchange contracts: The Company's foreign exchange forward contracts require an exchange of foreign currencies to U.S. dollars or vice versa, and generally mature in one month or less. As of March 25, 2011 and March 26, 2010, the Company had outstanding foreign exchange forward contracts with aggregate notional amounts of $5.9 million and $5.1 million, respectively, which had remaining maturities of one month or less. As of March 25, 2011, the carrying amount, which was also the estimated fair value of the foreign exchange forward contracts, was based on prevailing financial market information. The amounts recorded on the consolidated balance sheets for foreign exchange contracts are not material.

Note 17. Litigation

A subsidiary of the Company, Quintum Technologies, LLC (Quintum), is party, by interpleader, to three related lawsuits in Greece filed by Lexis SA, a former distributor of Quintum products in Greece. The initial interpleader lawsuit was filed October 26, 2006, at the Multimember First Instance Court of Athens. The first two of these lawsuits were initially filed against Lexis by one of its customers, Advanced Telecom Systems ("ATS"), alleging that a set of hardware and software products acquired for ATS by Lexis failed to perform as a system. The products include Quintum's hardware product and a software product by another vendor, Ipercom. In these first two lawsuits, the customer (ATS) seeks damages from the distributor (Lexis), and the distributor has interpleaded the product vendors, Quintum and Ipercom, asking them to pay any amounts that Lexis may be ordered to pay to ATS, who seeks a refund of amounts paid for the purchase of the hardware and software, totaling €78,215, and compensation for real and moral damages, totaling €4,054,893. The third lawsuit was initiated by one of ATS' customers for non delivery of services, which were to be delivered through the system ATS purchased from Lexis. In this lawsuit, the ATS customer seeks various monetary damages totaling €2,859,847. ATS filed an interpleader lawsuit against Lexis and Lexis has filed the same against Quintum and Ipercom. Hearings on all the lawsuits and interpleader lawsuits are currently scheduled for February 2012. The Company has not accrued any amounts related to the claim, as it believes that a negative outcome is not probable.

In addition to the above, the Company is involved in various legal proceedings from time to time in the normal course of business.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Conclusions Regarding the Effectiveness of Disclosure Controls and Procedures

In accordance with Section 302 of the Sarbanes-Oxley Act of 2002 and Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, management, under the supervision and with the participation of the chief executive officer (CEO) and chief financial officer (CFO), evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) at the end of the period covered by this report as well as any changes in disclosure controls and procedures that occurred during the period covered by this report. Our management, including our CEO and CFO, has concluded that our disclosure controls and procedures are effective as of March 25, 2011.

We intend to review and evaluate the design and effectiveness of our disclosure controls and procedures on an ongoing basis and correct any deficiencies that we may discover in the future. Our goal is to ensure that our senior management has timely access to all material financial and non-financial information concerning our business. While we believe the present design of our disclosure controls and procedures is effective to achieve our goal, future events affecting our business may cause us to significantly modify our disclosure controls and procedures.

(b) Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the U.S. However, all internal control systems, no matter how well conceived and implemented, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of March 25, 2011.

Deloitte & Touche LLP, an independent registered public accounting firm, has audited and issued a report on the effectiveness of our internal control over financial reporting, which appears below.

(c) Changes in Internal Control over Financial Reporting

No changes in our internal control over financial reporting occurred during the quarter ended March 25, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Network Equipment Technologies, Inc.
Fremont, California

We have audited the internal control over financial reporting of Network Equipment Technologies, Inc. and subsidiaries (the "Company") as of March 25, 2011, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 25, 2011, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended March 25, 2011, of the Company and our report dated June 7, 2011, expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
June 7, 2011

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

Certain information required by Part III is omitted from this Form 10-K because NET will file its definitive proxy statement ("Proxy Statement") pursuant to Regulation 14A within 120 days after the end of its fiscal year covered by this Report, and certain information included in the Proxy Statement is incorporated by reference into this Part III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information requested by Items 401, 405, 406 and 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated herein by reference to the Proxy Statement. Pursuant to Item 401(b) of Regulation S-K, information about our executive officers is reported under the caption "Executive Officers" in Part I of this report.

Code of Ethics

Our Code of Business Conduct, which covers all directors and employees (including the Chief Executive Officer, Chief Financial Officer and Controller), meets the requirements of the SEC Rules promulgated under Section 406 of the Sarbanes-Oxley Act of 2002 for a code of ethics. The Code of Business Conduct is available free of charge on our Internet website located at www net.com. In addition, any stockholder who wishes to obtain a printed copy of the Code of Business Conduct should write to: Investor Relations, NET, 6900 Paseo Padre Parkway, Fremont, California 94555-3660. Since adoption of the Code of Business Conduct, our Board has not granted a waiver of any of its provisions for any director or executive officer. Any future waivers or amendments will be disclosed on our Internet website.

ITEM 11. EXECUTIVE COMPENSATION

The information requested by Items 402 and 407(e)(4) and (e)(5) of Regulation S-K is incorporated herein by reference to the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information requested by Item 403 of Regulation S-K is incorporated herein by reference to the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information requested by Items 404 and 407(a) of Regulation S-K is incorporated herein by reference to the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information requested by Item 9(e) of Schedule 14A with respect to the fees and services related to our independent registered public accounting firm and the disclosure of the Audit Committee's pre-approval policies and procedures is incorporated herein by reference to the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) 1. Index to Consolidated Financial Statements

2. Index to Consolidated Financial Statement Schedules

All other schedules are omitted because they are not required, are not applicable, or the information is included in the consolidated financial statements or notes thereto.

Separate financial statements of the Registrant are omitted because the Registrant is primarily an operating company and all subsidiaries included in the consolidated financial statements filed, in the aggregate, do not have a minority equity interest and/or long-term indebtedness to any person outside the consolidated group in an amount which together exceeds 5% of total consolidated assets at March 25, 2011.

3. Exhibits

Index to Exhibits

Exhibit No.	Exhibit	Incorporated by Reference: Form	File No.	Filing Date	Exh. No.	Filed Herewith
3.1	Registrant's Certificate of Incorporation.	S-8	333-101962	08/19/2008	4.1	
3.2	Registrant's Bylaws, as amended.	8-K	001-10255	10/30/2007	3.1	
4.1	Indenture dated as of May 15, 1989 between Registrant and Morgan Guaranty Trust Company of New York.	10-K/A	001-10255	7/25/1989	4.4	
4.3	Certificate of Designations of Series A Junior Participating Preferred Stock filed with the Secretary of State of Delaware on August 24, 1989 (Exhibit 4.1 in the Registrant's Form S-8 Registration Statement).	S-8	33-33013	1/19/1990	4.1	
4.4	Indenture, dated as of December 18, 2007, between Network Equipment Technologies, Inc. and U.S. Bank National Association, as trustee, with related form of 3.75% Senior Convertible Note due 2014.	8-K	001-10255	12/20/2007	4.4	
10.1	Headquarters Facilities – Lease between Ardenwood Corporate Park Associates and Network Equipment Technologies, Inc. dated December 21, 2000.	10-K	001-10255	6/28/2001	10.23	
10.1A	Headquarters Facilities – First Amendment to Lease between Ardenwood Corporate Park Associates and Network Equipment Technologies, Inc. dated August 11, 2010.	10-Q	001-10255	11/3/2010	10.48	
10.2*	Registrant's Amended and Restated 1993 Stock Option Plan, as amended March 21, 2007.					X
10.3	Registrant's Amended and Restated 1997 Stock Option Program, as amended April 16, 2002.	10-K	001-10255	6/18/2002	99.8	
10.4*	Registrant's 2008 Equity Incentive Plan.	10-K	001-10255	5/22/2009	10.45	
10.5*	Form of Change of Control Agreement between the Company and its executive officers.					X
10.6	Form of Director and Officer Indemnification Agreement as signed by all directors and executive officers of the Company.	8-K	001-10255	7/23/2008	10.44	
21.1	Subsidiaries of Registrant (as of May 20, 2011).					X
23.1	Consent of Independent Registered Public Accounting Firm.					X
31.1	Certification of C. Nicholas Keating, Jr., President and Chief Executive Officer, pursuant to Rule 15d-14 of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of David Wagenseller, Vice President and Chief Financial Officer, pursuant to Rule 15d-14 of the Securities and Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1	Certification of C. Nicholas Keating, Jr., President and Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2	Certification ofDavid Wagenseller, Vice President and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X

* Compensation plans or arrangements in which directors and executive officers are eligible to participate.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETWORK EQUIPMENT TECHNOLOGIES, INC.
(Registrant)

Date: June 7, 2011

By: /s/ C. NICHOLAS KEATING, JR.
C. Nicholas Keating, Jr.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ C. NICHOLAS KEATING, JR. C. Nicholas Keating, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)	June 7, 2011
/s/ DAVID WAGENSELLER David Wagenseller	Vice President and Chief Financial Officer (Principal Financial Officer)	June 7, 2011
/s/ KAREN CARTE Karen Carte	Vice President and Chief Accounting Officer (Principal Accounting Officer)	June 7, 2011
/s/ DIXON R. DOLL Dixon R. Doll	Chairman of the Board	June 7, 2011
/s/ FREDERICK D. D'ALESSIO Frederick D. D'Alessio	Director	June 7, 2011
/s/ DAVID R. LAUBE David R. Laube	Director	June 7, 2011

NETWORK EQUIPMENT TECHNOLOGIES, INC.

SCHEDULE II
Valuation and Qualifying Accounts

(In thousands)

Description	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts (1)	Deduction/ write-offs	Balance at end of period
For the year ended March 27, 2009:					
Allowance for doubtful accounts and sales returns	$ 452	$ 152	$ 72	$ (325)	$ 351
For the year ended March 26, 2010:					
Allowance for doubtful accounts and sales returns	$ 351	$ 22	$ (108)	$ —	$ 265
For the year ended March 25, 2011:					
Allowance for doubtful accounts and sales returns	$ 265	$ 61	$ (92)	$ —	$ 234

(1) Amount represents additions or deductions to accounts receivable allowances representing sales return reserve that were charged or credited primarily to revenue.

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net
Network Equipment Technologies

6900 Paseo Padre Parkway
Fremont, California 94555

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held
August 9, 2011

TO THE STOCKHOLDERS:

The annual meeting of stockholders of Network Equipment Technologies, Inc., a Delaware corporation, will be held on Tuesday, August 9, 2011, at 10:00 a.m., local time, at the principal offices of the Company, 6900 Paseo Padre Parkway, Fremont, California 94555 for the following purposes:

1. To elect Frederick D. D'Alessio and C. Nicholas Keating, Jr. as Class III Directors to serve until the 2014 Annual Meeting of Stockholders and until a successor, if any, is elected and qualified;
2. To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending March 30, 2012;
3. To approve an amendment to the Company's 2008 Equity Incentive Plan (the "2008 Plan") to increase the number of shares of Common Stock available for issuance by an additional 1,400,000 shares, and at the same time reapprove, for tax purposes, the performance objectives for awards intended to qualify for deductibility under Section 162(m) of the US tax code;
4. To hold an advisory vote on the compensation of the Company's Named Executive Officers;
5. To hold an advisory vote on the frequency of the advisory vote on the compensation of the Company's Named Executive Officers; and
6. To transact such other business as may properly come before the meeting or any postponement or adjournment thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this notice.

Only stockholders of record at the close of business on June 10, 2011 are entitled to notice of and to vote at the annual stockholder meeting and at any postponement or adjournment of the annual stockholder meeting.

By order of the Board of Directors,

C. Nicholas Keating, Jr.
President and Chief Executive Officer

Fremont, California
July 5, 2011

ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. HOWEVER, TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE URGED TO READ THIS PROXY STATEMENT AND VOTE BY SUBMITTING YOUR PROXY OR VOTING INSTRUCTIONS AS SOON AS POSSIBLE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED PROXY CARD.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 9, 2011.
The proxy materials for this Annual Meeting are available over the Internet at www.proxyvote.com

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6900 Paseo Padre Parkway
Fremont, California 94555

PROXY STATEMENT
For the Annual Meeting of Stockholders

To Be Held
August 9, 2011

Your proxy is solicited by the Board of Directors (the "Board") of Network Equipment Technologies, Inc. ("NET" or the "Company"), for use at the annual meeting of stockholders to be held at 10:00 a m. on August 9, 2011 (the "Annual Meeting"), at the principal offices of the Company located at 6900 Paseo Padre Parkway, Fremont, California 94555 and at any postponement or adjournment thereof. Stockholders of record on June 10, 2011 (the "Record Date") will be entitled to notice of and to vote at the Annual Meeting.

The Company intends to mail this Proxy Statement and accompanying proxy card, together with the annual report to stockholders, on or about July 5, 2011. As of the Record Date, there were 30,397,709 shares of the common stock of the Company ("Common Stock") outstanding and entitled to vote.

Voting

You are entitled to one vote for each share of Common Stock held by you as of the Record Date. All votes will be tabulated by the inspector of election appointed for the Annual Meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

A majority of the outstanding shares of Common Stock entitled to vote at the Annual Meeting must be present in person or by proxy in order for there to be a quorum at the Annual Meeting. Abstentions and broker non-votes will be counted in determining whether a quorum is present at the Annual Meeting. Abstentions and broker non-votes are not counted or deemed to be present for voting purposes or represented for purposes of determining whether any matter has been approved by stockholders. The vote required to elect the Director nominee and approve each of the other proposals is described below.

Please refer to the proxy card for instructions on how to access your proxy to vote your shares at the Annual Meeting. Such proxies must be used in conjunction with, and will be subject to, the information and terms contained on the proxy card. These procedures are also available to stockholders who hold their shares through a broker, nominee, fiduciary or other custodian.

Any person giving a proxy has the power to revoke it at any time before its exercise at the Annual Meeting by following the instructions provided in the proxy card or by attending the Annual Meeting and voting in person.

The Company will provide paper or e-mail copy of any proxy materials, including this Proxy Statement, without charge, upon written request. Requests should be sent to: Investor Relations, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Solicitation

The Company will bear the entire cost of solicitation, including the preparation, assembly, printing, mailing, and internet availability of this Proxy Statement, the proxy card, and any additional solicitation materials furnished to stockholders. The Company does not presently intend to solicit proxies other than by mail but may use the services of senior management to solicit proxies personally, electronically, or by telephone, without receiving additional compensation.

INFORMATION REGARDING CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

Code of Ethics and Corporate Governance Documents

The Company has adopted a Code of Business Conduct that applies to all Directors, officers and employees, including its principal executive officer, principal financial officer and controller. This Code of Business Conduct meets the requirements of the Securities and Exchange Commission ("SEC") rules for a code of ethics. Our corporate governance documents, including our Corporate Governance Guidelines and our Code of Business Conduct, are available at our website (www net.com) or in print to any stockholder who requests a copy.

Directors

	Age	Director Since	Class and Year Current Term Expires
Frederick D. D'Alessio *	62	2005	Class III – 2011
C. Nicholas Keating, Jr. *	69	2001	Class III – 2011
David R. Laube	63	2001	Class I – 2012
Dixon R. Doll	68	1984	Class II – 2013

* Nominees for re-election

Frederick D. D'Alessio has been a Director of NET since January 2005. From 2002 through 2007 he served as a General Partner of Capital Management Partners, a telecommunications consultancy. From 1971 to 2001, he held various management positions with Verizon Communications and its related entities, serving most recently as president of the Advanced Services Group for Verizon Communications, which included Verizon's long distance, DSL and internet service provider businesses, from July 2000 to November 2001, and as group president, consumer services, for Bell Atlantic Communications from December 1998 to June 2000. Mr. D'Alessio received a BS in electrical engineering and an MS from the New Jersey Institute of Technology and an MBA from Rutgers University. He sits on the board of directors of a privately held company. The Company believes that Mr. D'Alessio's record of success in senior executive positions and prior service as director of other public companies, including Aware, Inc. (through 2008) and Spirent plc (through 2006), qualifies him to serve as a director of the Company. The Company also considered Mr. D'Alessio's prior experience on the Board and contributions to the Board in connection with his nomination.

C. Nicholas Keating, Jr. has served as NET's President and CEO since July 2005 and as a Director of the Company since November 2001. From October 2000 to February 2004, Mr. Keating was President and CEO of IP Infusion, a software developer and licensor of advanced networking software for enhanced IP services. Previously, he was President and CEO of US SEARCH.com, a Web-based provider of on-line information services to individual, corporate and professional users. From 1993 to 1998, he was an advisor to a number of worldwide organizations, including AT&T and Lucent Technologies. From 1987 to 1993, he was a Vice President and corporate officer of NET. Mr. Keating is a member of the Board of Trustees of the Asian Art Museum Foundation of San Francisco and is a San Francisco City Commissioner. He is also on the Board of Trustees of American University in Washington, D.C. Mr. Keating received his BA and MA from American University and was a Fulbright Scholar to Mexico. Prior to his business career, Mr. Keating worked in the State and Commerce Departments in international positions and served as a First Lieutenant in the United States Army. The Company believes that Mr. Keating's experience as NET's President and CEO, his prior record of success in senior executive positions with NET and other companies, and his prior service as director of other public companies, including Foundry Networks, Inc. (through 2008), qualifies him to serve as a director of the Company. The Company also considered Mr. Keating's prior experience on the Board and contributions to the Board in connection with his nomination.

David R. Laube has been a Director of NET since April 2001. He is currently executive in residence for the school of business at the University of Colorado Denver. Mr. Laube spent 17 years as a senior executive at U S WEST (now Qwest Communications). Over his last five years at U S WEST, Mr. Laube was the Vice President and Chief Information Officer, leading the largest information technology organization in Colorado. Mr. Laube is a Phi Beta Kappa graduate of the University of Washington with a BA in finance, holds an MBA from the Wharton School of Business at the University of Pennsylvania, and is a CPA (inactive). In 2004, Mr. Laube was awarded an honorary doctorate by the University of Colorado. Until May 2011, Mr. Laube was also a director of Tekelec (NASDAQ: TKLC). The Company believes that Mr. Laube's record of success in senior executive positions and service as director of other public companies, including Tekelec (currently) and Carrier Access Corporation (through 2008), qualifies him to serve as a director of the Company. The Company also considered Mr. Laube's prior experience on the Board and contributions to the Board in connection with his continued service.

Dixon R. Doll, Ph.D. has been a Director of NET since April 1984 and became the Company's Chairman of the Board in August 2002. Dr. Doll co-founded DCM, an early stage technology venture capital firm where he has served as a general partner since its formation in 1996. He served as the chairman of the United States National Venture Capital Association for its 2008-2009 fiscal year. Dr. Doll holds a bachelor of science degree in electrical engineering from Kansas State University and master of science degree and Ph.D. in electrical engineering from the University of Michigan. Dr. Doll is also a director of several privately held companies. The Company believes that Dr. Doll's extensive communications industry experience and service as director of other public companies qualifies him to serve as a director of the Company. The Company also considered Dr. Doll's prior experience on the Board and contributions to the Board in connection with his continued service.

Consideration of Director Nominees

Criteria for Board Membership. In recommending candidates for appointment or re-election to the Board, the Nominating/Corporate Governance Committee (referred to in the following discussion as the "Nominating Committee") considers the appropriate balance of experience, skills and characteristics required of the Board, and seeks to ensure that at least a majority of the Directors are independent under the rules of the NASDAQ Stock Market, LLC ("NASDAQ"), that members of the Company's Audit Committee meet the financial literacy requirements for audit committee members under NASDAQ rules, that at least one member of the Audit Committee has the accounting or related financial management expertise to qualify as a financially sophisticated audit committee member under NASDAQ rules, and that at least one member of the Audit Committee qualifies as an "audit committee financial expert" under the rules of the SEC. Nominees for Director are selected on the basis of their depth and breadth of experience, wisdom, integrity, ability to make independent analytical inquiries, understanding of the Company's business environment and the industry in which it operates, willingness to devote adequate time to Board duties, the interplay of the candidate's experience and skills with those of other Board members, and the extent to which the candidate would be a desirable addition to the Board and any of its committees. In addition, no Director may serve on more than a total of six boards of directors of public companies (including service on the Company's Board). While the Company has no formal diversity policy that applies to the consideration of Director candidates, the Company's Corporate Governance Guidelines and the Charter of the Nominating Committee state that the Nominating Committee shall review committee assignments from time to time and shall consider the rotation of Chairs and members with a view toward balancing the benefits derived from the diversity of experience and viewpoints of the various Directors, and the Company expects that the Nominating Committee would apply this same criteria toward the consideration of Director candidates. The Company believes that diversity as applied to the Board includes not just race and gender but differences of viewpoint, experience, education, skills and other qualities or attributes that contribute to Board heterogeneity.

Stockholder Nominees. The Nominating Committee will consider written proposals from stockholders for nominees for Director. Any such nominations should be submitted to the Nominating Committee c/o the Secretary of the Company and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a Director if elected); (b) the names and addresses of the stockholders making the nomination and the number of shares of Common Stock that are owned beneficially and of record by such stockholders; and (c) appropriate biographical information and a statement as to the qualification of the nominee. Nominations should be submitted in the time frame described in the Bylaws of the Company and under the caption "Stockholder Proposals for 2011 Annual Meeting" below.

Process for Identifying and Evaluating Nominees. In connection with each Director nomination recommendation, the Nominating Committee will consider the issue of continuing Director tenure and take appropriate steps to ensure that the Board maintains an openness to new ideas and a willingness to critically re-examine the status quo. An individual Director's re-nomination is dependent upon such Director's performance as evaluated by the Nominating Committee. Provided a Director's performance has been satisfactory, the Nominating Committee will ordinarily renominate incumbent Directors who continue to be qualified for Board service and are willing to continue as Directors. At such time as candidates are required for nomination to the Board, such as if an incumbent Director is not standing for re-election, the Nominating Committee will seek out potential candidates for Board appointment who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, senior management of the company and, if the Nominating Committee deems appropriate, a third-party search firm. The Nominating Committee will evaluate each candidate's qualifications and candidates will be interviewed by at least one member of the Nominating Committee. Candidates meriting serious consideration will meet with the other members of the Board, who will provide input to the Nominating Committee. Based on this information, the Nominating Committee will evaluate which of the prospective candidates is qualified to serve as a Director and whether the committee should recommend to the Board that this candidate be appointed to fill a current opening on the Board, or presented for the approval of the stockholders, as appropriate. The Company has never received a proposal from a stockholder to nominate a Director. Although the Nominating Committee has not adopted a formal policy with respect to the evaluation of stockholder nominees, the Company expects that the evaluation process for a stockholder nominee would be similar to the process outlined above.

Board Nominees for the 2011 Annual Meeting. The nominees listed in this Proxy Statement are current Directors standing for re-election, were recommended for selection by the Nominating Committee, and were selected by the Board.

Board Committees and Meetings

There are currently three committees of the Board: the Audit Committee, the Compensation Committee and the Nominating/Corporate Governance Committee. Compensation is paid and equity is awarded as set forth below to members of each committee, all of whom are independent non-employee Board members. Membership in the committees is set forth in the table below.

	Committee		
Board Member	**Audit**	**Compensation**	**Nominating/ Corporate Governance**
Frederick D. D'Alessio	Member	Chair	Member
Dixon R. Doll	Member	Member	Member
David R. Laube	Chair	Member	Chair

The purpose of the Audit Committee is to assist in the oversight by the Board of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the independent auditor's qualifications and independence, and the performance of the Company's independent auditor; and to prepare the report of the Committee to be included in the Company's annual proxy statement.

The Compensation Committee has direct responsibility to review and approve the compensation of the Company's CEO; make recommendations to the Board with respect to non-CEO compensation, incentive-compensation, and equity-based plans; and produce an annual report on executive compensation for inclusion in the proxy statement for the Company's annual meeting. The Compensation Committee's processes and procedures for the consideration and determination of executive compensation are discussed in further detail under "Compensation Discussion and Analysis" below.

The purpose of the Nominating/Corporate Governance Committee is to identify individuals qualified to serve as members of the Board, recommend for selection by the Board nominees for election as Directors of the Company, evaluate the Board's performance, develop and recommend to the Board a set of corporate governance principles applicable to the Company, and provide oversight with respect to corporate governance.

Each of the three committees operates under a written charter adopted by the Board. The charters are available at our website (www.net.com) or in print to any stockholder who requests a copy.

During the fiscal year ended March 25, 2011, the Board held five meetings, the Audit Committee held four meetings, the Compensation Committee held six meetings, and the Nominating/Corporate Governance Committee held two meetings. Each incumbent Director attended 75% or more of the aggregate number of meetings of each of the Board and the Committees on which he served during the fiscal year. The Board schedules regular executive sessions in which non-management Directors meet without management participation. Such meetings are presided over by the Chairman of the Board or another non-management Director designated by the Chairman of the Board. The Company encourages all Directors to attend the annual stockholder meetings, though none of our independent Directors were able to attend the 2010 annual meeting of stockholders.

Director Independence; Financial Experts

Messrs. D'Alessio, Doll, and Laube have no business, commercial, legal or accounting relationships with the Company (either directly or as a partner, shareholder or officer of an organization that has such a relationship with the Company) other than as members of the Board and holders of Company stock and stock options, and the Board has determined that each of them is "independent" within the standards of NASDAQ rules. There are no family relationships among executive officers and/or Directors of the Company. The Board has determined that each member of the Audit Committee meets the standards for independence of audit committee members under SEC rules, and that Messrs. Doll and Laube are each an "audit committee financial expert" as defined under SEC rules.

Board Leadership Structure and Board's Role in Risk Management

Dr. Doll serves as Chairman of our Board of Directors. Mr. Keating serves as our Chief Executive Officer. Historically, the Board has had a practice that the positions of Chairman of the Board and Chief Executive Officer are held by separate persons. The Board believes that there may be advantages to having an independent chairman for matters such as communications and relations between the Board, the Chief Executive Officer, and other senior management; in assisting the Board in reaching consensus on particular strategies and policies; and in facilitating robust evaluations of directors, the Board, and the Chief Executive Officer. Our Board currently consists of three independent directors and the CEO.

One of the Board's functions is oversight of risk management. The Board implements its risk oversight responsibilities by having management provide periodic briefing and informational sessions on the significant voluntary and involuntary risks that the Company faces and how the Company is seeking to control risk. The members of the Board bring to NET significant risk-assessment and risk-management experience, and the Board takes an active oversight role – as a whole and also at the committee level. In some cases, as with risks of new technology and risks related to product acceptance, risk oversight is addressed as part of the full Board's engagement with the CEO and management. In other cases, a Board committee is responsible for oversight of specific risk topics. The Board regularly reviews information regarding the Company's credit, liquidity, operations, reputation and business strategy, as well as the associated risks.

The Compensation Committee is responsible for overseeing the management of risks related to the Company's executive compensation policies and practices. The Committee considers the risks and rewards associated with the Company's compensation policies and practices, including the safeguards that have been put in place to identify and mitigate, if necessary, potential risks. The Company's compensation policies and practices are designed to encourage our employees, including executive officers, to remain focused on both the short and long-term goals of the Company, while at the same time discouraging employees from taking unnecessary and excessive risks that could ultimately threaten the value of the Company.

The Audit Committee oversees the manner in which management assesses, monitors, and manages its risk exposure and the adequacy of the Company's risk management activities. The Nominating and Corporate Governance Committee manages risks associated with the independence of the Board of Directors and potential conflicts of interest. The Board also considers risk management when making committee appointments, when selecting the Chairman, and when reviewing the role of Chief Executive Officer.

Communications with Directors

Persons who wish to communicate with our Directors, to report complaints or concerns related to accounting, internal accounting controls or auditing, or to make their concerns known to non-management Directors, may do so using our Whistleblower System. A complaint or concern may be submitted either online through the Whistleblower System at the Internet address www net.com/wb, or by mail addressed to the Whistleblower Compliance Officer, c/o Legal Dept., Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee was at any time during fiscal 2011, or any other time, an officer or employee of the Company. No executive officer of the Company serves as a member of the Board of Directors or compensation committee of any entity that has an executive officer serving as a member of the Board or the Compensation Committee.

Related Person Transactions

The Audit Committee of the Board of Directors, pursuant to its master agenda but not pursuant to written policies or procedures, considers at each regular quarterly meeting any transactions between the Company and related persons. There were no transactions involving the Company and any related person during fiscal 2011, and there were no such transactions pending or contemplated as of the date of this Proxy Statement.

STOCK OWNERSHIP OF FIVE PERCENT STOCKHOLDERS, DIRECTORS, AND EXECUTIVE OFFICERS

The following table sets forth certain information as of June 10, 2011 (except as otherwise noted), regarding ownership of the Company's Common Stock by (i) each person known by the Company to be the beneficial owner of five percent (5%) or more of the Company's Common Stock, (ii) each Director, including the nominees for Director, (iii) each current executive officer of the Company who is also named in the Summary Compensation Table (each, a "Named Executive Officer"), and (iv) all Directors and executive officers of the Company as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws where applicable. Unless otherwise indicated in the table, the address of each individual listed in the table is Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

Five Percent (5%) Stockholders, Directors, Named Executive Officers, and all Directors and Executive Officers as a Group	Approximate Number of Shares	Percentage of Outstanding Shares
5% Stockholders		
Kopp Investment Advisors, LLC; Kopp Holding Company, LLC; and LeRoy C. Kopp (1)	4,459,386	14.7%
Stafford Capital Management, LLC; Craig Stephens; and Pacific Management, Ltd.(2)	4,058,085	13.4%
Royce & Associates, LLC (3)	2,481,289	8.2%
BlackRock, Inc. (4)	2,276,967	7.5%
ClearBridge Advisors, LLC (5)	2,123,081	7.0%
Directors and Executive Officers		
Frederick D. D'Alessio (6)	127,999	*
Dixon R. Doll (7)	296,597	*
James Fitzpatrick (8)	71,582	*
Talbot A. Harty (9)	223,011	*
C. Nicholas Keating, Jr. (10)	706,003	2.3%
David R. Laube (11)	227,729	*
Francois Le (12)	140,606	*
David Wagenseller (13)	51,941	*
All Executive Officers and Directors as a group (11 persons) (14)	2,225,897	7.3%

* Represents less than 1% of the outstanding shares.

(1) This information was acquired from publicly available information filed with the SEC as of October 1, 2010. Based on this filing, Each of Kopp Investment Advisors, LLC and Kopp Holding Company, LLC reports beneficial ownership and shared voting power as to 4,339,391 of the shares listed, which constitute 14.3% of the outstanding Common Stock, and shared dispositive power as to 1,749,586 of such shares. LeRoy C. Kopp reports beneficial ownership of all the shares listed and sole dispositive power as to 2,709,800 of such shares. The address for the stockholder is c/o Kopp Investment Advisors, LLC, 8400 Normandale Lake Boulevard, Suite 1450, Bloomington, MN 55437.

(2) This information was acquired from publicly available information filed with the SEC as of March 10, 2011. Based on this filing, Stafford Capital Management, LLC ("SCM") has sole voting and dispositive power as to all the shares listed. SCM reports 3,037,320 shares are held in investment advisory client accounts. Craig Stephens reports sole voting and dispositive power as to 719,000 of the shares listed. Pacific Management, Ltd. reports sole voting and dispositive power as to 241,071 of the shares listed, which are owned by Pacific Asset Partners. Pacific Management, Ltd. is the registered Advisor for Pacific Asset Partners and disclaims any direct beneficial ownership as to such 241,071 shares except to the extent of its pecuniary interest therein. The address for these entities is Stafford Capital Management LLC, 600 Montgomery Street, Suite 1600, San Francisco, CA 94111.

(3) This information was acquired from publicly available information filed with the SEC as of January 18, 2011. Based on this filing, Royce & Associates, LLC has sole voting and dispositive power as to all the shares listed. The address for Royce & Associates, LLC is 745 Fifth Avenue, New York, NY 10151.

(4) This information was acquired from publicly available information filed with the SEC as of February 7, 2011. Based on this filing, BlackRock, Inc. has sole voting and dispositive power as to all the shares listed. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

(5) This information was acquired from publicly available information filed with the SEC as of February 11, 2011. Based on this filing, ClearBridge Advisors, LLC has sole voting power with respect to 1,552,570 shares and dispositive power as to all the shares listed. The address for ClearBridge Advisors, LLC is 620 8th Avenue, New York, NY 10018.

(6) Includes 102,999 shares issuable to Mr. D'Alessio under options exercisable within 60 days of the Record Date.

(7) Includes 136,000 shares issuable to Dr. Doll under options exercisable within 60 days of the Record Date. Also includes 4,800 shares owned by International Synergies, Ltd., a corporation in which Dr. Doll has a beneficial interest.

(8) Includes 67,916 shares issuable to Mr. Fitzpatrick under options exercisable within 60 days of the Record Date.

(9) Includes 204,183 shares issuable to Mr. Harty under options exercisable within 60 days of the Record Date.

(10) Includes 631,166 shares issuable to Mr. Keating under options exercisable within 60 days of the Record Date.

(11) Includes 158,000 shares issuable to Mr. Laube under options exercisable within 60 days of the Record Date.

(12) Includes 127,915 shares issuable to Mr. Le under options exercisable within 60 days of the Record Date.

(13) Includes 42,645 shares issuable to Mr. Wagenseller under options exercisable within 60 days of the Record Date.

(14) Includes 1,833,134 shares issuable under options exercisable within 60 days of the Record Date, consisting of 1,470,824 shares issuable under options held by individuals listed in the table as detailed in notes (6) through (13) above and 362,310 shares issuable under options held by three additional executive officers not listed in the table.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Under the securities laws of the United States, the Company's Directors, executive officers and any persons holding more than 10% of the Company's Common Stock are required to report initial ownership of the Common Stock and any subsequent changes in ownership to the SEC. Specific due dates have been established by the SEC and the Company is required to disclose in this Proxy Statement any failure to file by these dates. Based upon (i) the copies of Section 16(a) reports which the Company received from such persons for their fiscal 2011 transactions, and (ii) the written representations received from one or more of such persons, the Company believes that there has been compliance with all Section 16(a) filing requirements applicable to such officers, Directors and 10% beneficial owners for fiscal 2011.

DIRECTOR COMPENSATION

Non-employee Directors each receive $35,000 per year for serving on the Board, $10,000 per year for serving on the Audit Committee, and $5,000 per year for serving on each other standing committee of the Board. The Chairman of the Board receives an additional $20,000 per year for serving in that capacity, and each Committee Chairperson receives an additional $5,000 per year for serving in that capacity. Non-employee Directors are eligible for reimbursement of expenses for attending Board and Committee meetings.

Under the Board compensation program in effect during fiscal 2011, each non-employee Director, on the Monday immediately following the annual meeting, received an automatic restricted stock award of 15,000 shares of Common Stock, vesting on August 5 of the year following the date of grant (or, if earlier, the day before the annual stockholder meeting in such year). If an award recipient dies while serving on the Board, the award shall nonetheless vest in full on the scheduled vest date.

The following table shows the compensation of non-employee Directors for their services in fiscal 2011.

NON-EMPLOYEE DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Option Awards (2)	Total
Frederick D. D'Alessio	$60,000	$41,550	—	$101,550
Dixon R. Doll	75,000	41,550	—	116,550
David R. Laube	60,000	41,550	—	101,550

(1) Amounts reported do not reflect compensation actually received by the Director. Instead, the dollar value shown is the grant date fair value calculated under FASB ASC Topic 718. See Note 10 of our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended March 25, 2011 for assumptions underlying the calculation of the stated value of the awards. Pursuant to SEC rules, the amounts shown assume that there will be no service-based forfeitures of awards.

(2) We no longer issue stock options to our non-employee Directors. At fiscal year end, the aggregate number of option awards outstanding for each Director was: Mr. D'Alessio, 102,999 shares; Dr. Doll, 136,000 shares; and Mr. Laube, 158,000 shares.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

This section of the Proxy Statement provides information relating to the compensation paid to our Chief Executive Officer, our Chief Financial Officer, and our three other most highly-compensated executive officers (as determined in accordance with applicable SEC rules), who are as listed in the "Summary Compensation Table" below. We collectively refer to these five individuals as our "Named Executive Officers."

Executive Summary

In fiscal 2011, the Compensation Committee of our Board set the compensation of our Named Executive Officers (defined below), based primarily on the Company's recent performance and current financial condition, providing no salary increases, except in the case of an increase in responsibility, and no cash bonuses. Because salary increases and bonuses were withheld based on company performance, individual performance did not play a significant factor in determining the compensation levels of our Named Executive Officers in fiscal 2011, except for sales executives on compensation plans.

Highlights of our compensation programs and decisions included:

- Maintaining current Named Executive Officer salaries at fiscal 2010 levels, except for an increase of David Wagenseller's salary upon his appointment to the position of Chief Financial Officer;
- Continuing the salary reduction program, whereby 15% of our CEO's and 10% of our other executive officers' base salaries were paid in restricted stock units rather than cash in order to conserve our cash; except for James Fitzpatrick who was recruited to the Company after implementation of the program;
- Providing no annual bonus payouts for Named Executive Officers based on the review of our operating plan, assessment of our industry and general economic environment;
- Granting stock options to our executives that serve to align the interests of our executives with our shareholders by incenting stock price appreciation (we note that market positioning for our executive officers generally falls between the 25th and 50th percentiles of our peer group companies);
- Limiting executive benefits to those provided to all other employees and providing minimal executive perquisites;
- The continued engagement of an independent, third-party compensation consultant to provide market data and analysis to the compensation committee to aid in the development of the total compensation program for Named Executive Officers;
- An update of our peer group similar-sized networking companies against which the compensation committee was able to assess the competitiveness of the executive compensation program;

Compensation Discussion and Analysis

This Compensation Discussion and Analysis explains our compensation philosophy, objectives, policies and practices with respect to our Named Executive Officers

Compensation Committee

The Company's executive compensation programs are administered by the Compensation Committee of the Board (the "Committee"). As described in more detail below, the Committee's responsibilities include establishing the general compensation policies for all employees and overseeing the specific compensation for officers of the Company, including the Chief Executive Officer. The Committee reviews these compensation programs and makes annual adjustments as appropriate to accomplish its objectives. During fiscal 2011, the Committee met six times and no member of the Committee was at any time during fiscal 2011, or any other time, an executive officer of the Company. The Charter of the Committee is available on our website (www.net.com) on the "Investor Relations" pages under "Corporate Governance."

The Committee Charter permits the Committee to retain, and terminate as necessary, a compensation consultant. During fiscal 2011, the Committee retained Compensia, LLC as an outside consultant to provide the Committee and Human Resources Department with a compensation assessment, including competitive data and an analysis of best practices with respect to base salaries, incentive bonuses and equity awards.

In making compensation decisions, the Committee considers certain competitive data as it relates to other peer group companies. In fiscal 2011, these companies included: Anaren, BigBand Networks, Communications Systems, Dialogic, Digi International., Ditech Networks, iPass, Meru Networks, Occam Networks, Oplink Communications, PC-Tel,

Shore Tel, Sycamore Networks, VASCO Data Security and Westell Tech. The competitive data focuses on high technology companies in the United States, primarily in the networking industry with annual revenues of approximately $50 million to $200 million, including many in the "Silicon Valley" area of California, where the Company is headquartered.

Role of Executives

In setting the compensation levels of executive officers, including the CEO, the Committee works with the Company's Human Resources Department, which reports to the CEO. In setting the compensation for executive officers besides the CEO, the Committee seeks recommendations from the CEO, supported by the information provided by the Human Resources Department and the compensation consultant. The Committee makes all final decisions regarding executive compensation and acts in its sole discretion, except that all other independent Directors, if any, who are not members of the Committee also participate in decisions regarding CEO compensation.

Executive management is not involved in making recommendations for Mr. Keating's compensation as CEO, but the Company's Human Resources Department and its compensation consultant provide the Committee with compensation surveys and other competitive data, and the outside consultant may make recommendations to the Committee.

Objectives of the Company's Executive Compensation Program

The Company's executive compensation programs are intended to meet the following objectives:

- aid in attracting and retaining executive officers with competitive total compensation packages that take into account compensation practices of competing companies;
- provide incentives to executive officers to achieve high levels of individual and Company performance;
- help to provide an environment throughout the Company of goals and rewards for performance; and
- align the financial interests of executive officers with those of stockholders by providing equity-based, long-term incentives.

These objectives, and our general compensation philosophy, are reviewed on an annual basis and updated as appropriate.

What the Compensation Program is Designed to Reward

The Company's executive compensation program is designed to reward the success of our executive officers in attaining key operating objectives, primarily as a management team, such as growth in revenues and earnings, and ultimately an increased market price for our common stock. Our programs are geared for short- and long-term performance with the goal of increasing stockholder value over the long-term.

In general, cash compensation components, particularly those that are incentive-based, are intended to reward both corporate-wide and individual performance. In rewarding corporate-wide performance, our intent is to ensure that each executive officer works toward accomplishing corporate-wide success factors. In rewarding individual performance, our intent is to ensure that significant individual contributions are rewarded commensurately with their individual value. We may also provide rewards to executive officers, either as a group or individually, for achieving specifically indentified objectives. For sales personnel, including at the executive level, most incentive compensation is in the form of sales commissions, intended to reward sales bookings.

Equity awards inherently provide reward for an increase in stockholder value, as the value of the awards increases directly with increases in the market price for our common stock. We believe that increases in the price of our stock will be driven largely by company performance rather than performance of the overall stock market, so equity awards provide a strong alignment between the recipients and our stockholders. Aside from this inherent characteristic, we have generally not made the vesting of equity awards dependent on performance, but vesting of equity awards is generally service-based, requiring that the executive officer remain with the Company and continue to build stockholder value.

Elements of Compensation and Why Each Element is Paid

There are three primary components of the Company's executive officer compensation: 1) base salary; 2) incentive cash compensation; and 3) equity awards. Our approach is to view each of these components both separately and collectively, to ensure that each component of compensation and the aggregate individual compensation meet our objectives. The Committee does not have a policy for allocating target compensation among the various elements in any particular ratio, but generally attempts to provide an allocation similar to that used by the other companies with whom the Company competes for executive talent using the peer data provided by the compensation consultant. In addition to these primary components, the Company also strives to provide a competitive benefits package and, to assist retention in the face of potential corporate reorganizations, enters into agreements with each Named Executive Officer providing for certain contingent benefits upon a termination of employment following a change in control of the Company.

For fiscal 2011, the Committee reviewed compensation market trends, as applicable to historical competitive market data, for the three primary components of the Company's executive officer compensation: base salary, incentive cash compensation, and equity awards.

Base Salary

The base salary for executive officers is targeted at the fiftieth (50th) percentile of salaries for comparable positions in peer companies that generally compete with the Company for executive talent. The target for individual positions may be adjusted up or down, as the Committee deems appropriate, for the value of the individual's experience, performance and skill set, and to provide some relative consistency among the officers. The Company's performance does not play a large role in the determination of base salary, except to the extent that poor financial performance may limit the Company's ability to increase salaries.

In fiscal 2011, the Committee determined that it would not be appropriate to implement changes to the base salaries of the Named Executive Officers, based on a review of compensation market trends and taking into account the Company's financial performance. For the fourth straight year, the Committee did not raise the CEO's base salary. The Committee decided that it would, however, consider increases to base salaries based on specific factors such as increased responsibilities. In April 2011, Mr. Wagenseller, who had been serving as the Company's principal financial and accounting officer, was formally named Chief Financial Officer. In connection with that change and his increased responsibility, the Committee increased his annual base salary from $215,000 to $225,000. No other Named Executive Officer's base salary was increased in fiscal 2011

Throughout fiscal 2011, the Company continued a temporary reduction in base salaries for most of the Company's salaried U.S. employees, offset with fully-vested quarterly awards of Company stock in amounts intended to approximate the value of forgone salary. Under this program, the base salary of the CEO was reduced 15%, the base salaries for the other executive officers (including the Named Executive Officers) were reduced 10%, and the base salaries of most other U.S. employees were reduced 7.5%. As a result of this program, the amounts of salary paid to the Named Executive Officers for fiscal 2011 shown in the Summary Compensation Table below are generally below their current base salary amounts.

Incentive Cash Compensation

In recent years, the Company has not implemented any formal bonus plans. In some past years, however, the Company has paid discretionary year-end bonuses to employees who are not on a compensation program based on sales commissions or defined objectives. The Committee retains the ability to pay discretionary bonuses. The Company may develop annual bonus guidelines, based on certain financial goals, such as revenue, profitability and cash balances, with a focus on key Company-wide performance goals that the Company believes would support the payment of bonuses. The Committee has the discretion to determine specific bonus amounts, which may also be based on individual performance.

Regarding incentive cash compensation for performance in fiscal 2011, the Committee considered implementing a structure for guidelines that would be considered in determining discretionary bonuses for employees other than those on a sales compensation plan, but did not establish specific parameters.

Due to Company performance in fiscal 2011, no incentive bonus payments were made for the fiscal year to the Named Executive Officers, other than the commission-based payments detailed below. With no bonus payment, the CEO's total cash compensation in fiscal 2011 consisted, for the fourth straight year, of only his base salary. As a result, his total cash compensation was below the market 25th percentile according to the Company's fiscal 2011 competitive market assessment.

Sales personnel, including Messrs. Fitzpatrick and Le, participate in commission-based compensation programs. In fiscal 2011, Messrs. Fitzpatrick and Le each received commissions based on total bookings and revenue derived under their supervision. These commission programs represent a material part of their target cash compensation package, and the Committee believes that the target incentive cash compensation is appropriate and comparable to those provided to similarly situated sales officers of high technology companies of comparable size and market capitalization. For Mr. Fitzpatrick, the Committee approved a commission program for fiscal 2011 based on the achievement of specified goals for the Federal Government business. The quota for Mr. Fitzpatrick was set at 105% of the Company's bookings plan for the Federal Government business, with a target commission payment of $200,000 at full quota. The amount of commission payable was determined by taking the actual percentage of bookings achieved and applying that percentage against the target commission payment. If bookings exceeded 100% of quota, then the commission payments for bookings beyond 100% of quota would have been doubled. Mr. Fitzpatrick received actual payments of $135,441 (68%

of target) under this program. For Mr. Le, the Committee approved commission programs for fiscal 2011 based on the achievement of specified goals for the commercial business. The quota for Mr. Le was set at 100% of the Company's bookings plan for all commercial products and certain commercial service offerings, with a target commission payment of $200,000 at full quota. The amount of commission payable was determined by taking the actual percentage of bookings achieved and applying that percentage against the target commission payment. If bookings exceeded 100% of quota, then commission payments for bookings between 100% and 110% of quota would have been multiplied by a factor of 1.2, and commission payments for bookings exceeding 110% of quota would have been multiplied by a factor of 1.5. Mr. Le received actual payments of $134,849 (67% of target) under this program.

In addition to the broad-based incentive programs described above, the Committee has from time to time approved special bonus incentives for particular officers, generally in connection with specific projects. Accordingly, in July 2011, the Committee authorized a sales promotion incentive fund for payment of supplemental commissions to be split among Federal sales personnel and Mr. Fitzpatrick for sales of specific products from inventory. Mr. Fitzpatrick received $45,495 in fiscal 2011 from this incentive fund.

Equity Awards

The Company grants stock options and restricted stock awards to executive officers, which provide them with incentives to maximize stockholder value and manage the Company from the viewpoint of our stockholders by providing the executive officers with an equity stake in the Company. The Committee typically grants stock options to newly hired officers and uses a combination of stock options and restricted stock as a supplemental form of equity incentive in each year of subsequent employment. Stock options, under which recipients will only realize a gain if the Company's stock price appreciates after grant, provide a very strong alignment with the interests of stockholders; and restricted stock, which has a base level of value regardless of additional gain based on stock price appreciation, can be an effective retention vehicle especially at times when the stock price may be volatile. In determining the number of shares awarded to executive officers, as well as the associated vesting schedules, the Committee considers various factors primarily relating to the responsibilities of the individual officers, their expected future contributions, the number of option shares held by the officer that are subject to vesting, and the vesting schedules and exercise prices of such shares or options. In addition, the Committee examines the level of equity incentives held by each executive officer relative to the other executive officers' equity positions and their tenure, responsibilities, experience and value to the Company. The Committee generally does not give significant weight to prior awards that are fully vested, as they do not provide significant retention.

Early in fiscal 2011, the Committee reviewed comparable market data for executives in peer companies in relation to total compensation packages and the current equity positions of each executive officer, and considered new option grants to each of the Company's Named Executive Officers to bring their total long-term compensation potential closer to the 50th percentile of the comparative data. The Committee also considered that many of the unvested options held by the executive officers had exercise prices at or above the current market price of the Company's stock, thereby negating or limiting their value, both in terms of immediately determinable value and perceived future value that would otherwise serve as a retention aid.

This review resulted in grants of stock options to Mr. Keating in the amount of 100,000 shares, Mr. Harty in the amount of 60,000 shares, Mr. Le in the amount of 40,000 shares, Mr. Wagenseller in the amount of 60,000 shares, and Mr. Fitzpatrick in the amount of 40,000 shares. Based on the Company's fiscal 2011 competitive market assessment, the option grant to Mr. Keating had a grant date fair value that was below the market 25th percentile (such that his total cash and equity compensation was also still below the market 25th percentile). At the time of this report, this grant was underwater and will only provide value to Mr. Keating if he can approximately double the current price of the Company's common stock.

Messrs. Keating, Harty, Le, and Wagenseller also each received restricted stock grants to offset the temporary salary reduction imposed throughout fiscal 2011, as discussed above under "Base Salary."

The Company's practices for the timing of stock option awards require that the exercise price of any option not be set until all required action has occurred for the option to be effective and the Committee generally specifies that grants of stock options are to be effective after financial results for the quarter have been disclosed, though the Committee could grant stock options at other times. The Company does not have stock ownership guidelines. The Company's insider trading policies prohibit short sales of the Company's Common Stock.

Other Elements of Compensation

Executive officers also participate in our other benefit plans on the same terms as our other employees. These plans include medical and dental insurance, life and disability insurance, and, to the extent offered, Company contributions to each participating employee's 401(k) plan. There are no benefits available to executive officers that are not available to other eligible employees, except that we do maintain severance and change of control arrangements with some of our executive officers, as described below in the section entitled "Employment Contracts; Change in Control Arrangements" and we may offer automobile allowances, reimbursements for financial advisory services, and, in the case of the CEO, reimbursement for expenses of renting a local apartment. We offer these benefits to attract and retain executive officers. The Company does not offer pension or nonqualified deferred compensation plans.

During fiscal 2011, in light of the ongoing poor economic climate, the Company, with the concurrence of the Committee, continued a number of cost-savings measures affecting the Company's fringe benefit offerings, which the Company initially instituted in fiscal 2009. These included a temporary suspension of the Company's matching contributions to its 401(k) plan and reduction of the maximum accrual of sick and vacation time.

Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code (the "Code") generally limits the Company to a deduction for federal income tax purposes of no more than $1 million of compensation paid to certain executive officers named in the Summary Compensation Table in a taxable year. Compensation above $1 million may be deducted if it is "performance based" within the meaning of the Code. The Compensation Committee currently intends to manage its executive compensation program so as to preserve the related federal income tax deductions, although individual exceptions may occur.

Accounting Matters

The Committee also considers the accounting and cash flow implications of various forms of executive compensation. In our financial statements, we record salaries and bonuses as expenses in the amount paid, or to be paid, to the Named Executive Officers. Accounting rules also require us to record an expense in our financial statements for equity awards, even though equity awards are not paid as cash to employees. The accounting expense of equity awards to employees is calculated in accordance with FASB ASC Topic 718. The Committee believes, however, that the many advantages of equity compensation, as discussed above, more than compensate for the non-cash accounting expense associated with them. We currently amortize compensation expense associated with equity awards over the award's requisite service period and establish fair value of equity awards in accordance with applicable accounting standards.

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Proxy Statement. Based on such review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Company's Report on Form 10-K for the fiscal year ended March 25, 2011.

Compensation Committee Members

Frederick D. D'Alessio, Chairperson
Dixon R. Doll
David R. Laube

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding the compensation earned by the Company's CEO, the chief financial officer ("CFO"), and other Named Executive Officers during fiscal 2011, fiscal 2010, and fiscal 2009, all of whom were serving in such capacities at the end of fiscal 2011.

Name and Principal Position	Fiscal Year	Salary ($) (1)	Bonus ($)	Stock Awards ($) (2)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($) (3)	Total ($) (4)
C. Nicholas Keating, Jr.	2011	$352,750	$ —	$62,251	$294,430	$ —	$42,680	$752,111
President and Chief Executive Officer	2010	352,750	—	62,250	211,344	—	42,680	669,024
	2009	415,000	—	119,999	237,330	—	44,757	817,086
David Wagenseller	2011	202,151	—	22,499	176,658	—	1,259	402,567
Vice President and Chief Financial Officer	2010	191,048	—	136,064	120,364	—	1,183	448,659
James Fitzpatrick	2011	225,000	—	—	117,772	180,936 (5)	2,647	526,356
Vice President, Federal Sales	2010	208,558	—	18,450	212,610	308,401 (5)	2,443	750,462
Talbot A. Harty	2011	256,500	—	28,501	176,658	—	1,065	462,725
Vice President and Chief Development Officer	2010	248,885	—	27,747	278,288	—	1,031	555,951
	2009	264,923	—	23,998	94,932	—	4,603	388,456
Francois Le	2011	180,000	—	19,998	117,772	134,849 (5)	2,069	454,689
Vice President, Global Sales	2010	180,000	—	19,998	209,008	86,846 (5)	2,069	497,921

(1) Salaries reflect total cash amounts paid as salary during the respective fiscal year. Salaries may be changed at any time during a fiscal year and some of the salary amounts shown reflect mid-year changes. In addition, throughout fiscal 2010 and fiscal 2011, the Company continued a temporary reduction in base salaries for most of our salaried U.S. employees, offset with quarterly awards of Company stock in amounts intended to approximate the value of forgone salary. Under this program, the salary of the CEO was reduced 15% and the salaries for the other Named Executive Officers were reduced 10%. The current base salary for Mr. Keating is $415,000; for Mr. Wagenseller is $225,000; and for Mr. Harty is $285;000. The salaries for Messrs Fitzpatrick and Le are as shown in the table.

(2) Amounts reported as the dollar value of stock and option awards do not reflect compensation actually received by the Named Executive Officer. Instead, the amount reported is the grant date fair value calculated under FASB ASC Topic 718. Pursuant to SEC rules, the amounts shown assume that there will be no service-based forfeitures of awards. See Note 10 of our consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended March 25, 2011 for assumptions underlying the calculation of the stated value of the awards.

(3) The amounts shown for Mr. Keating include reimbursement for rental of a local apartment ($22,800, $22,000, and $19,000 in fiscal 2011, 2010, and 2009, respectively), automobile allowance ($7,200 each year), matching contribution by the Company to its 401(k) plan ($3,500 in fiscal 2009), and premiums for supplemental group life insurance ($12,680, $12,680, and $15,057in fiscal 2011, 2010, and 2009, respectively). Amounts shown for other executive officers consist of premiums for supplemental group life insurance and, in fiscal 2009, matching contributions by the Company to its 401(k) plan of $3,500 per year (the Company did not make matching contributions to its 401(k) plan in fiscal 2011 or 2010).

(4) See note (2) regarding the dollar value of awards included in the total.

(5) Represents sales commissions earned during the fiscal year, including amounts paid after the end of the fiscal year.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2011

The following table shows all grants of plan-based awards to the Named Executive Officers during fiscal 2011.

Name	Grant Date	Authorization Date	All Other Stock Awards: No. of Shares of Stock or Units (#)	All Other Option Awards: No. of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards (1)
C. Nicholas Keating, Jr.	5/10/10	4/21/10	—	100,000(3)	$4.90	$294,430
	5/10/10	4/21/10	3,176 (2)	—	—	$15,562
	8/5/10	4/21/10	4,848 (2)	—	—	$15,562
	11/3/10	10/20/10	4,894 (2)	—	—	$15,563
	2/3/11	1/31/11	3,891 (2)	—	—	$15,564
James Fitpatrick	5/10/10	4/21/10	—	40,000(3)	$4.90	$117,772
Talbot A. Harty	5/10/10	4/21/10	—	60,000(3)	$4.90	$176,658
	5/10/10	4/21/10	1,454 (2)	—	—	$7,125
	8/5/10	4/21/10	2,220 (2)	—	—	$7,126
	11/3/10	10/20/10	2,241 (2)	—	—	$7,126
	2/3/11	1/31/11	1,781 (2)	—	—	$7,124
Francois Le	5/10/10	4/21/10	—	40,000(3)	$4.90	$117,772
	5/10/10	4/21/10	1,020 (2)	—	—	$4,998
	8/5/10	4/21/10	1,558 (2)	—	—	$5,001
	11/3/10	10/20/10	1,572 (2)	—	—	$4,999
	2/3/11	1/31/11	1,250 (2)	—	—	$5,000
David Wagenseller	5/10/10	4/21/10	—	60,000(3)	$4.90	$176,658
	5/10/10	4/21/10	1,148 (2)	—	—	$5,625
	8/5/10	4/21/10	1,752 (2)	—	—	$5,624
	11/3/10	10/20/10	1,769 (2)	—	—	$5,625
	2/3/11	1/31/11	1,406 (2)	—	—	$5,624

(1) The grant date fair value of the equity awards was calculated under FASB ASC Topic 718.

(2) These awards were granted in connection with the Company's temporary salary reduction program, as described under "Executive Compensation -- Compensation Discussion and Analysis –Elements of Compensation and Why Each Element is Paid – Base Salary," above. Because they are intended to offset forgone salary, each such award was fully vested at the time of grant.

(3) Vests over four years, with 25% vesting one year from the grant date and the balance vesting monthly on a pro rata basis thereafter.

OUTSTANDING EQUITY AWARDS AT FISCAL 2011 YEAR-END

The following table shows all outstanding equity awards held by the Named Executive Officers as of the end of fiscal 2011.

	Option Awards					Stock Awards	
	Number of Securities Underlying Unexercised Options						
Name	(#) Exercisable	(#) Unexercisable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested (1) ($)
C. Nicholas Keating, Jr.						—	—
	3,000	—		$5.37	4/16/12		
	16,000	—		$3.40	8/13/12		
	4,000	—		$8.34	8/12/13		
	1,000	—		$7.08	5/18/14		
	8,000	—		$6.71	8/10/14		
	100,000	—		$4.55	7/25/15		
	23,750	36,250	(2)	$5.99	8/17/16		
	220,000	—		$5.43	10/30/16		
	134,166	5,834	(2)	$10.75	5/7/17		
	—	100,000	(2)	$4.90	5/10/17		
	70,833	29,167	(2)	$4.38	5/5/18		
						—	—
James Fitzpatrick	47,916	52,084	(2)	$3.69	5/18/16		
	—	40,000	(2)	$4.90	5/10/17		
Talbot A. Harty						—	—
	33,000	—		$10.36	11/10/13		
	7,000	—		$6.91	7/19/14		
	4,433	—		$4.69	8/1/15		
	11,167	—		$4.59	10/11/15		
	19,791	30,209	(2)	$5.99	8/17/16		
	14,000	—		$5.43	10/30/16		
	7,500	22,500	(2)	$5.60	3/8/17		
	47,916	2,084	(2)	$10.75	5/7/17		
	—	60,000	(2)	$4.90	5/10/17		
	28,333	11,667	(2)	$4.38	5/5/18		
Francois Le						—	—
	15,833	24,167	(2)	$5.99	8/17/16		
	90,000	—		$7.30	3/5/17		
	5,000	15,000	(2)	$5.60	3/8/17		
	—	40,000	(2)	$4.90	5/10/17		
David Wagenseller						4,205	$14,339
	1,000	—		$4.69	8/1/15		
	10,500	—		$4.60	12/5/15		
	3,958	6,042	(2)	$5.99	8/17/16		
	6,250	18,750	(2)	$5.60	3/8/17		
	—	60,000	(2)	$4.90	5/10/17		

(1) The market value of stock awards is based on a price per share of $3.41, which was the market closing price of the Common Stock on March 25, 2011, the last day of the fiscal 2011.

(2) Vests over four years, with 25% vesting one year from the grant date and the balance vesting monthly on a pro rata basis thereafter.

OPTION EXERCISES AND STOCK VESTED

The following table shows all stock options exercised and the vesting of all stock awards held by the Named Executive Officers during fiscal 2011.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
C. Nicholas Keating, Jr.	—	—	16,809	$64,272
James Fitzpatrick			1,250	6,488
Talbot A. Harty	—	—	7,696	29,426
Francois Le	—	—	6,650	27,134
David Wagenseller	—	—	15,358	61,085

Employment Contracts; Change in Control Arrangements

Each of the Company's Named Executive Officers have a change in control agreement with the Company that provides for immediate vesting of all the executive officer's outstanding stock options and restricted stock in the event of the executive officer's termination of employment within one year after a "corporate transaction" or "change of control," as those terms are defined in the 1993 Option Plan and the 2008 Equity Incentive Plan. Under these agreements, termination of employment includes either termination by the Company for reasons other than cause or disability, or resignation by the officer for certain "good reasons," including a material reduction or alteration in authority, status or responsibility; a material reduction in base compensation; or relocation of the executive officer's principal place of work. The agreements further provide that, upon a termination under such circumstances, the Company will provide to the Named Executive Officer a severance payment equal to one year's base salary, and will pay the premiums for the officer's medical, dental, life and disability insurance for one year following the date of termination of employment, subject to execution and delivery by the officer of the Company's standard form of release. Messrs. Le and Wagenseller entered into their agreements during fiscal 2011. Messrs. Keating, Fitzpatrick and Harty entered into their initial agreements prior to fiscal 2011 and executed replacement agreements with substantially the same terms during fiscal 2011 at the time Messrs. Le and Wagenseller executed their agreements. At the time of execution, the Committee determined that the applicable benefits were in each case appropriate, and remain appropriate, when compared to our peer companies.

If an event involving termination following a change in control had taken place at the end of the last fiscal year, the Named Executive Officers would have received the following benefits:

	Severance	Potential Acceleration of Unvested Stock Options (1) ($)	Potential Acceleration of Unvested Restricted Stock (2) ($)
C. Nicholas Keating, Jr.	$415,000	—	—
James Fitzpatrick	$225,000	—	—
Talbot A. Harty	$285,000	—	—
Francois Le	$200,000	—	—
David Wagenseller	$225,000	—	$14,339

(1) The value of the unvested stock options subject to acceleration under the agreement is the amount by which the market closing price of the Common Stock at the end of the Company's fiscal 2011 exceeded the exercise price of the option. The market closing price on March 25, 2011, the last day of fiscal 2011, was $3.41 per share.

(2) The value of the unvested restricted stock subject to acceleration under the agreement is $3.41 per share, the market closing price of the Common Stock on March 25, 2011, the last day of fiscal 2011.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of March 25, 2011 with respect to the equity compensation plans under which Common Stock is authorized for issuance.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	4,025,210	$5.09	1,255,072
Equity compensation plans not approved by security holders (2)	605,150	$6.79	—
Total	4,630,360		1,255,072

(1) Shares issuable pursuant to the 1993 Option Plan and 2008 Equity Incentive Plan. The 1993 Option Plan expired in fiscal 2009 and there are no securities remaining available for future issuance. This amount does not include shares authorized under the 1998 Employee Stock Purchase Plan, which the Board of Directors has suspended.

(2) Shares issuable pursuant to the 1997 Stock Option Program, which expired in fiscal 2009 and under which no securities remain available for future issuance.

The Company's plans are described in a footnote to the Company's financial statements, which are included in the Company's Form 10-K filed on June 8, 2011. See Note 10: "Stock-based Compensation."

INDEPENDENT AUDITORS; REPORT OF THE AUDIT COMMITTEE

Independent Registered Public Accounting Firm

Deloitte & Touche LLP and its predecessors have acted as the Company's independent auditors since the Company's inception. In accordance with standard policy, Deloitte & Touche LLP periodically changes the individuals who are responsible for the Company's audit.

Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting, will have the opportunity to make statements if they desire to do so, and are expected to be available to respond to appropriate questions.

The following table shows the fees for the audit and other services provided by Deloitte & Touche LLP for fiscal 2011 and fiscal 2010

	Fiscal 2011	Fiscal 2010
Audit fees (1)	$785,477 (2)	$782,778
Audit-related fees (3)	—	85,000
Tax fees (4)	6,100	6,169
All other fees	—	—
Total	$791,577	$873,947

(1) Audit fees are aggregate fees billed for professional services provided in connection with the audit of the Company's annual financial statements and review of the Company's quarterly financial statements and audit services provided in connection with statutory or regulatory filings and in connection with the audit of the Company's internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2) The amount reported as audit fees for fiscal 2011 does not include an additional $15,000 in expected fees related to fiscal 2011 but not yet billed.

(3) Audit-related fees are fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." There were no such fees in fiscal 2011.

(4) Tax fees consisted primarily of tax compliance consultations and preparation of international tax returns.

Administration of the Engagement; Pre-Approval of Audit and Permissible Non-Audit Services

Before the independent registered public accounting firm is engaged by the Company to perform audit or permissible non-audit services, the engagement is approved by the Audit Committee. These services may include audit services, audit-related services, tax services and other services. The Audit Committee may establish, either on an ongoing or case-by-case basis, pre-approval policies and procedures providing for delegated authority to approve the engagement of the independent registered public accounting firm, provided that the policies and procedures are detailed as to the particular services to be provided, the Audit Committee is informed about each service, and the policies and procedures do not result in the delegation of the Audit Committee's authority to management.

Report of the Audit Committee

The Audit Committee of the Board is responsible for appointing and determining the compensation of the registered public accounting firm to conduct the annual audit of the Company's accounts, reviewing the scope and results of the independent audits, and reviewing and evaluating internal accounting policies. Each of the members of the Audit Committee is independent, as defined under the current listing standards of NASDAQ and the standards for independence of audit committee members under current SEC rules. The Audit Committee operates under a written charter prepared by the Audit Committee and adopted by the Board of Directors. Management of the Company has primary responsibility for preparing the Company's financial statements and for the Company's financial reporting process. The Company's independent registered public accounting firm, Deloitte & Touche LLP, is responsible for expressing an opinion on the conformity of the Company's audited consolidated financial statements to accounting principles generally accepted in the U.S.

In this context and in connection with the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K, the Audit Committee:

- reviewed and discussed the audited consolidated financial statements with the Company's management;
- discussed with Deloitte & Touche LLP, the Company's independent registered public accounting firm, certain matters related to the conduct of the audit, as required by Statement of Auditing Standards No. 61, Communication with Audit Committees, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T), which includes, among other things, (i) methods used to account for significant unusual transactions; (ii) the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; (iii) the process used by management in formulating particularly sensitive accounting estimates and the basis for the accountants' conclusions regarding the reasonableness of those estimates; and (iv) disagreements, if any, with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements;
- met with the independent registered public accounting firm, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting;
- reviewed the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standard Board Standard No. 1, "Independence Discussions with Audit Committees," discussed with the auditors their independence from the Company, and concluded that the non-audit services performed by Deloitte & Touche LLP are compatible with maintaining their independence; and
- instructed the independent registered public accounting firm that the Audit Committee expects to be advised if there are any subjects that require special attention.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the Company's audited consolidated financial statements for fiscal 2011 be included in the Company's Annual Report on Form 10-K for the year ended March 25, 2011, for filing with the SEC, and the Board of Directors approved such inclusion.

Audit Committee Members

David R. Laube, Chairperson
Frederick D. D'Alessio
Dixon R. Doll

PROPOSALS TO BE VOTED ON

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

The Company's Certificate of Incorporation provides for a classified board of directors. The Board is divided into three classes, designated as Class I, Class II and Class III. The current terms for each of these three classes expire at the annual meeting of stockholders, as shown in the table below. Under the Company's Bylaws, the Board may consist of between five and eight Directors, the exact number of Directors to be determined by the Board. The authorized number of Directors is currently set at five.

This year, the Company is electing the Class III Directors. The Company's nominees for Class III Directors are Frederick D. D'Alessio and C. Nicholas Keating, Jr. Messrs. D'Alessio and Keating have agreed to serve if elected, and management has no reason to believe that they will be unable to serve. Unless otherwise instructed, the proxy holders will vote the proxies received by them for Messrs. D'Alessio and Keating. If either Mr. D'Alessio or Mr. Keating becomes unwilling or unable to serve as a Director, proxies may be voted for a substitute designated by the Board. The two candidates receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Annual Meeting will be elected as Class III Directors of the Company. Shares that are voted "withheld" and broker "non-votes" will have no effect on the election of these candidates. Each Class III Director elected at the Annual Meeting will hold office until the annual meeting of stockholders in the year 2014 and until a successor, if any, is elected or appointed, or until his earlier death, resignation or removal.

The section titled "Directors" in this Proxy Statement contains more information about the leadership skills and other experiences that caused the Nominating and Corporate Governance Committee and the Board of Directors to determine that these nominees should serve as Directors of the Company.

The Board of Directors recommends a vote FOR the Director nominees named below.

Frederick D. D'Alessio
C. Nicholas Keating, Jr.

PROPOSAL NO. 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company is asking the stockholders to ratify the selection of Deloitte & Touche LLP as its independent registered public accounting firm for the fiscal year ending March 30, 2012. The affirmative vote of the holders of a majority of the shares represented and voting at the Annual Meeting will be required to ratify the selection of Deloitte & Touche LLP.

In the event the stockholders fail to ratify the appointment, the Board will reconsider its selection. Even if the selection is ratified, the Board in its discretion may direct the appointment of a different independent registered accounting firm at any time during the year if the Board determines that such a change would be in the best interest of the Company and its stockholders.

Deloitte & Touche LLP has audited the Company's financial statements since inception. Its representatives are expected to be present at the Annual Meeting, will have the opportunity to make statements if they desire to do so, and are expected to be available to respond to appropriate questions.

The Board of Directors recommends a vote FOR Proposal No. 2.

PROPOSAL NO. 3 – APPROVAL OF AN AMENDMENT OF THE 2008 EQUITY INCENTIVE PLAN TO INCREASE SHARES AVAILABLE FOR ISSUANCE THEREUNDER

The Board believes that the Company's ability to provide competitive equity compensation is critical if the Company is to recruit and retain high quality officers, employees, consultants and Directors. Under the Company's 2008 Equity Incentive Plan (the "2008 Plan"), the Company currently has available for issuance a number of shares that is approximately four percent of the outstanding Common Stock of the Company. In order for the Company to continue to be able to recruit and retain qualified persons to serve in such positions, the Board is recommending an amendment to the 2008 Plan. If this Proposal No. 3 is approved by the stockholders, the 2008 Plan will be amended to effect an increase of 1,400,000 in the number of shares available for issuance. In addition, the Qualifying Performance Criteria used to qualify certain awards as deductible "performance based compensation" under Section 162(m) of the US tax code will be reapproved, effective for five years as provided under the tax code.

Background Regarding the 2008 Plan

Our 2008 Plan was originally adopted in 2008 and last amended in 2009. It succeeded the 1993 Option Plan and the 1997 Stock Option Program (together, the "Prior Plans").

The Company uses stock options and other equity awards to recruit and retain well-qualified individuals to serve as officers, employees, consultants and Directors of the Company. Accordingly, the Company believes that it must be in a position to offer such persons compensation packages that are tied, in part, to an increase in the return on equity to stockholders. The 2008 Plan provides for grants of stock options, stock awards, and other equity awards to officers, employees, consultants, and Directors of the Company. The Company believes that without an increase in the number of shares available for issuance under the 2008 Plan, the Company will be at a disadvantage in its recruitment and retention of well-qualified personnel.

We believe that approval of the amendment of the 2008 Plan will:

1. Help us retain and attract top talent. We operate in a very competitive high-technology market. In order to be successful, we must continually develop, have manufactured, market, sell, service and support the complex hardware and software that make up our product lines, and must provide quality administrative support to the business. As such, a key to our future success is our ability to maintain and further develop the skilled, specialized work force capable of supporting this requirement. We believe our practice of granting stock options and other stock awards has been a strong contributor in securing talent in the U.S. and certain foreign countries and that approval of the amendment to the 2008 Plan will position us to continue to attract and retain the skilled workforce that we need, and enable us to continue to use our equity as an important element of compensation.

2. Continue to focus employees on the enhancement of stockholder value. Equity awards link the opportunity to receive competitive levels of compensation with enhancement of stockholder value. Consequently, we believe it is important that a portion of the compensation available to our key officers, employees, consultants and Directors consist of such awards in order to focus these individuals on increasing the return to stockholders.

Proposed Changes to the 2008 Plan

The number of shares of Common Stock that may be sold or issued under awards granted pursuant to the 2008 Plan was initially established at 1,200,000 shares, to be (i) reduced by the number of shares underlying awards granted or subject to awards granted under the Prior Plans after March 28, 2008, and (ii) increased by up to 5,303,155 shares of Common Stock subject to outstanding awards under the Prior Plans as of March 28, 2008 as they are cancelled, terminate, expire, lapse, settled in cash, or are forfeited for any reason after such date. Under the terms of the 2008 Plan, any awards other than stock options or stock appreciation rights ("SARs") are counted against the number of shares available for future issuance as more than one share for each share subject to award. Under the current terms of the 2008 Plan, the ratio at which such other awards, including restricted stock awards and restricted stock units ("RSAs" and "RSUs"), are counted against such availability is one and one quarter (1.25) shares for every one (1) share subject to award granted.

Our Board of Directors is requesting that the stockholders approve an amendment to the 2008 Plan to increase the number of shares authorized for issuance under it by 1,400,000 shares.

The following tables provide information regarding awards outstanding under all of the Company's equity plans as of March 25, 2011, and the number of shares available for future issuance thereunder, giving effect to this Proposal No. 3:

Awards Presently Outstanding Under Equity Plans	
Shares subject to options outstanding as of March 25, 2011	4,301,490
Weighted-average exercise price of all outstanding options: $5.72	
Weighted-average remaining contractual term of all outstanding options (in years): 4.98	
Unvested shares issued under RSAs and RSUs outstanding as of March 25, 2011	437,273
Total equity awards outstanding as of March 25, 2011	4,739,213

Shares Available for Future Issuance Under Equity Plans	
Shares available for issuance under the 2008 Plan as of March 25, 2011	1,255,072
Shares to be added pursuant to this Proposal No. 3	1,400,000
Total (1)	2,655,072

(1) Because of the ratio at which awards other than stock options or SARs are counted against shares available for issuance under the 2008 Plan, the actual number of shares issuable could be less. By way of illustration, and assuming approval of this Proposal No. 3 and the ratio of 1.25:1 for awards other than stock options or SARs, if all the available shares were issued as RSAs or RSUs, then the number of shares that could be awarded would be 2,124,058 shares.

Our Board of Directors has approved the increase to the authorized share reserve under the 2008 Plan, subject to approval by the stockholders at the 2011 Annual Meeting. If the stockholders approve the amendment to the 2008 Plan by approving this Proposal No. 3, the current version of the 2008 Plan will be amended and will continue in effect on its otherwise unaltered terms unless terminated earlier by our Board of Directors. If the stockholders do not approve the amendment to the 2008 Plan, the current version of the 2008 Plan will remain in effect.

Summary of the 2008 Plan

Administration

The 2008 Plan is administered by the Compensation Committee (the "Committee") comprised of at least two non-employee members of the Board. Currently, Dixon R. Doll, Frederick D. D'Alessio and David R. Laube constitute the Committee. Subject to the provisions of the 2008 Plan, the Committee has exclusive authority, with the ability to delegate such authority, to determine the eligible individuals who are to receive discretionary options, the number of shares to be covered by each granted option, the dates on which the option is to become exercisable, and the term for which the option is to remain outstanding. The Committee has the authority to establish rules and regulations for proper plan administration.

Eligibility

Options and other awards are granted to those individuals, including officers and members of the Board, who the Company believes contribute to the management, growth and financial success of the Company and its subsidiaries.

Under the 2008 Plan, the Board may establish a program pursuant to which non-employee Directors are granted automatic and nondiscretionary grants of stock options at such times and on such terms and conditions as the Board shall determine.

Section 162(m) Limitations.

Section 162(m) of the United States Internal Revenue Code (the "Code") generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the company's chief executive officer or any of the three other most highly compensated officers, not including the chief financial officer. Certain performance-based compensation is specifically exempt from this deduction limit if it otherwise meets the requirements of Section 162(m). Stock options and other equity awards pursuant to which the recipient's compensation is based solely on the appreciation of the value of the underlying shares from the date of grant until the date of the income recognition event may qualify as performance-based compensation if the company satisfies certain requirements in connection with the plan under which the awards are granted. Specifically, the plan must be stockholder-approved and must contain a limit on the number of shares that may be granted to any one individual under the plan during a specified period. Accordingly, the maximum number of shares of Common Stock subject to awards that may be granted in any one-year period to a participant under the 2008 Plan is 600,000, except that in connection with first commencing service with the Company a participant may be granted awards covering up to an additional 400,000 shares of Common Stock (the "162(m) Limits").

Additional requirements apply to certain forms of compensation, such as stock awards and stock units, in order for them to qualify as performance-based compensation, including a requirement that payment of the value of such awards be contingent upon achievement of performance goals that are established in a manner specified under Section 162(m) of the Code. The Company has not to date granted awards of this sort that were designed to qualify as performance-based under Section 162(m) and we do not have immediate plans to do so. However, should we desire in the future to grant such awards, the 2008 Plan permits the Company to issue awards incorporating performance objectives and provides that these performance objectives ("Qualifying Performance Criteria") may be based upon either achievement in terms of absolute targets or increase (or in appropriate cases, decrease) in:

> Cash flow; earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings); earnings or earnings per share; stock price; return on equity or average stockholders' equity; total stockholder return; return on capital; return on assets or net assets; return on investment; revenue or growth in revenue; income or net income; operating income or net operating income, in aggregate or per share; operating profit or net operating profit; operating margin; return on operating revenue; market share; contract awards or backlog; overhead or other expense reduction; growth in stockholder value relative to the moving average of the S&P 500 Index or a peer group index; credit rating; strategic plan development and implementation; improvement in workforce diversity; growth of operating income or net income; efficiency ratio, ratio of nonperforming assets to total assets, and such other similar criteria as may be determined by the Committee.

To the extent that the Administrator determines that an award will be granted subject to Qualifying Performance Criteria, such criteria will be specified with respect to a particular award by our board's Compensation Committee in a manner designed to comply with Section 162(m). These criteria may be applied to the Company as a whole or to a business unit, affiliate or business segment, either individually, alternatively or in any combination, and may be measured either annually or cumulatively over a period of years, on an absolute basis, or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Administrator in the award agreement.

Assuming that our stockholders approve this Proposal 3, we will be required under Section 162(m) to seek stockholder approval of the 2008 Plan's Qualifying Performance Criteria again in 2016. The Plan also allows our board or Compensation Committee to grant Plan awards that do not comply with the Section 162(m) requirements at any time.

Discretionary Option Grants

Types of Options: The Committee has the authority to determine whether each option is to be an incentive stock option under the federal tax laws, or a "non-statutory" stock option.

Option Exercise Price: The exercise price of any option granted under the 2008 Plan may not be less than the fair market value of the Common Stock on the date of grant. The exercise price of an incentive stock option granted to a participant who owns in excess of 10% of the outstanding voting stock of the Company will be 110% of the fair market value of the Common Stock on the date of the grant. However, the Company may grant options in substitution or conversion of options of an acquired entity, which may have exercise prices equal to less than the fair market value of our common stock on the date of grant. The fair market value of our common stock is the closing price for the shares as quoted on the NASDAQ Global Market as of the applicable date. As of June 10, 2011, the closing price of our common stock was $2.33 per share. The Committee cannot cancel outstanding options and grant replacement options at a lower exercise price for the same or a different number of shares of Common Stock without shareholder approval (except in connection with a change of capitalization as described in "Adjustments upon Changes in Capitalization" below).

Payment: The option exercise price may be paid to the Company in cash, in shares of Common Stock valued at fair market value on the exercise date, broker-assisted sales, and any other form of consideration permitted by applicable law (which may include a "net exercise" program) and the Administrator, or any combination thereof.

Vesting: Options may be exercisable immediately or may become exercisable in cumulative increments over a period of months or years as determined by the Committee.

Term and Termination: The maximum period during which any option may remain outstanding may not exceed seven years. Generally, if an optionee's service to the Company terminates other than by reason of death or disability, vested options will remain exercisable for a period of three months following the optionee's termination. If an optionee dies or becomes disabled while an employee or Director of, or a consultant or independent contractor to, the Company, or within three months following termination , the optionee's vested options will be exercisable for one year following death or disability, or if earlier, the expiration of the term of the option. The Committee may, in its discretion, either extend the exercise period for any option, but not beyond the expiration date, or accelerate the vesting of the option.

Restrictions on Transfer: Options are not assignable or transferable other than by will or by the laws of inheritance and, during the optionee's lifetime, the option may be exercised only by the optionee.

Stock Appreciation Rights

The Committee may grant stock appreciation rights either alone, in addition to, or in tandem with other awards granted under the 2008 Plan. Stock appreciation rights become exercisable, in whole or in part, at such times as the Administrator shall specify in the stock award agreement. Upon the exercise of a stock appreciation right, in whole or in part, the participant is entitled to a payment in an amount equal to the excess of the fair market value on the date of exercise over the fair market value on the grant date of the shares covered by the exercised portion of the stock appreciation right. The amount due to the participant upon exercise of a stock appreciation right may be paid in cash, shares or a combination thereof.

Grants of Stock

Officers, Directors and key employees are eligible to receive restricted stock awards. In the discretion of the Committee, shares of restricted stock may be vested immediately or may vest over a period of time, as specified in the restricted stock agreement. Whether or not the shares of restricted stock are vested when issued, the awardee will have all rights of a stockholder as of the date of issuance, which will entitle the awardee to voting rights and the right to receive dividends. Upon termination of employment, the unvested shares of restricted stock will be surrendered to the Company for cancellation and the awardee will thereafter cease to have any rights in those shares. In its discretion, the Committee may waive, in whole or in part, the Company's cancellation of unvested restricted stock held by an employee at termination.

Adjustments upon Changes in Capitalization

In the event of any stock split, reverse stock split, stock dividend, combination or reclassification of our common stock or any other change to the capital structure of the Company (effected without receipt of consideration by the Company), the Administrator will make proportionate adjustments to (1) the number of shares of common stock covered by each outstanding award, (2) the number of shares of common stock which have been authorized for issuance under the 2008 Plan but as to which no awards have yet been granted or which have been returned to the 2008 Plan upon cancellation, forfeiture or expiration of an award or repurchase of shares (including any shares unissued, subject to outstanding awards or repurchased or forfeited under the Expiring Plans), (3) the price per share of common stock covered by each such outstanding award under the 2008 Plan, and (4) the Section 162(m) Limits under the 2008 Plan.

Corporate Transactions

Corporate Transactions: In the event of certain "Corporate Transactions" (each as defined in the 2008 Plan), if outstanding options or stock awards are not assumed by the successor corporation or parent thereof or replaced by an equivalent option or stock award for the stock of the successor corporation, then, subject to limitations imposed at the time of grant, the vesting of such awards will accelerate and become fully exercisable. In addition, the Committee has discretion, either in advance of or at the time of a "Change in Control" (as defined in the 2008 Plan), to provide for the automatic acceleration of awards upon the occurrence of a Change in Control. Options held by an Officer will be automatically accelerated if the Officer is terminated in conjunction with, or within one year after, a Change in Control.

Hostile Takeovers: Executive Officers are granted limited stock appreciation rights in connection with a Hostile Take-Over (as defined in the Plan). Upon the occurrence of a Hostile Take-Over, each option in effect for at least six months will automatically be canceled and the optionee will be entitled to a cash payment as determined under the 2008 Plan.

Plan Characterization.

The 2008 Plan is not subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended, and is not qualified under Section 401(a) of the Code.

Term of 2008 Plan; Amendment or Termination of the 2008 Plan

The Board may terminate the Plan at any time, but the 2008 Plan does not have a set termination date. Any options outstanding upon the termination of the 2008 Plan will continue to remain outstanding and exercisable in accordance with the terms and provisions of the instruments evidencing those grants.

The Board may amend or modify the 2008 Plan, or any part thereof, at any time and for any reason. However, the Company will solicit stockholder approval for any amendment to the 2008 Plan to the extent necessary and desirable to comply with applicable laws. Further, unless approved by the stockholders of the Company, no amendment shall be made that would reduce the minimum exercise price at which Options may be granted or that would cancel outstanding options or stock appreciation rights in exchange for an award with an exercise price less than the exercise price of the original award. Generally, no amendment by the Board or stockholders may alter or impair any award previously granted under the 2008 Plan without the consent of the awardee.

Federal Income Tax Consequences

The following description is only a brief summary of certain United States federal income tax consequences relating to the 2008 Plan and is not intended to be exhaustive. Interested parties should consult their own advisors as to specific tax consequences, including the application and effect of foreign, state and local tax laws. Reference is made to the Code, and the regulations promulgated thereunder, for a complete statement of all relevant federal tax provisions.

Incentive and Non-statutory Options. An optionee who is granted an incentive stock option will not recognize taxable income either at the time the option is granted or at the time it is exercised, although exercise of the option may subject the optionee to the alternative minimum tax. The Company will not be allowed a deduction for federal income tax purposes as a result of the exercise of an incentive stock option regardless of the applicability of the alternative minimum tax. Upon the sale or exchange of the shares at least two years after grant of the option and one year after exercise of the option, any gain will be treated as long-term capital gain. If these holding periods are not satisfied at the time of sale, the optionee will recognize ordinary income equal to the difference between the exercise price and the lower of (i) the fair market value of the stock at the date of the option exercise or (ii) the sale price of the stock, and unless limited by Section 162(m) of the Code, the Company will be entitled to a deduction in the same amount. Any additional gain or loss recognized on such a premature disposition of the shares will be characterized as capital gain or loss. If the Company grants an incentive stock option and as a result of the grant the optionee has the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value (under all plans of the Company and determined for each share as of the date the option to purchase the share was granted) in excess of $100,000, then the excess shares must be treated as non-statutory options.

An optionee who is granted a non-statutory stock option will also not recognize any taxable income upon the grant of the option. However, upon exercise of a non-statutory stock option, the optionee will recognize ordinary income for tax purposes measured by the excess of the then fair market value of the shares over the exercise price. Any taxable income recognized by an optionee who is an employee of the Company will be subject to tax withholding by the Company. Upon resale of the shares by the optionee, any difference between the sales price and the fair market value at the time of exercise, to the extent not recognized as ordinary income as described above, will be treated as capital gain or loss. Unless limited by Section 162(m) of the Code, the Company will be entitled to a deduction for federal income tax purposes equal to the amount of ordinary income recognized by the optionee.

Stock Appreciation Rights. An optionee who is granted a stock appreciation right will have taxable ordinary income subject to income and employment tax withholding, if an optionee is a U.S. employee, in the year of exercise, equal to the amount of the appreciation distribution. Unless limited by Section 162(m) of the Code, the Company will be entitled to a deduction for federal income tax purposes equal to the appreciation distribution for the taxable year of the Company in which the ordinary income is recognized by the optionee.

Restricted Stock Awards. Upon receipt of a restricted stock award, a recipient generally recognizes ordinary taxable income in the amount of the excess of the then fair market value of the common stock over any consideration paid for the common stock. However, if the common stock is subject to a "substantial risk of forfeiture" (such as a requirement that the recipient continue in the employ of the Company in order to avoid a Company right of repurchase) and the recipient does not make an election under section 83(b) of the Code, the recipient will recognize ordinary taxable income upon the lapse of the risk of forfeiture, rather than at receipt, in an amount equal to the excess of the fair market value on the date of lapse over the purchase price. The taxable income will be subject to income and employment tax withholding, and the Company will be entitled to a corresponding income tax deduction. If the recipient makes an election under section 83(b) of the Code within 30 days of the grant, the recipient will recognize taxable income equal to the excess of the fair market value of the shares on the date of grant over the purchase price. Unless limited by Section 162(m) of the Code, the Company will be entitled to a deduction for federal income tax purposes equal to the income recognized by the recipient. The consequences upon sale or disposition of the shares awarded or sold generally are the same as for common stock acquired under a non-statutory option (see above).

Parachute Payments. If the exercisability of an option or stock appreciation right is accelerated as a result of a Corporate Transaction or Change in Control, all or a portion of the value of the option or stock appreciation right at that time may be a "parachute payment" for purposes of the "excess parachute payment" provisions of the Code. Those provisions generally provide that if parachute payments to Officers, highly compensated employees, or employee stockholders exceed three times such an employee's average compensation for the five tax years preceding the Corporate Transaction or Change in Control, the employer corporation may not deduct for federal income tax purposes any amount with respect to the parachute payment in excess of one times the average compensation, and the recipient is subject to a 20% excise tax on such excess over one times average compensation.

Tax Consequneces to the Company or Subsidiary.

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Internal Revenue Code and is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Internal Revenue Code.

The foregoing description of the 2008 Plan does not purport to be complete and is qualified in its entirety by the 2008 Plan, a copy of which (giving effect to the proposed amendment which is the subject of this Proposal No. 3) is attached hereto as Exhibit A.

New Plan Benefits

Except for the non-discretionary grants to non-employee Directors described above under "Director Compensation", the amount and timing of grants that will be received by, or allocated to, any person under the 2008 Plan is not presently determinable, as awards under the 2008 Plan are fully discretionary and the Company does not have the present intention to make any such specific grants.

Vote Required

The affirmative vote of a majority of the shares of Common Stock of the Company voted on this Proposal No. 3 will be required to approve the amendment of the 2008 Plan and re-approve its Qualifying Performance Criteria under Section 162(m) of the Code.

The Board of Directors recommends a vote FOR Proposal No. 3.

PROPOSAL NO. 4 – ADVISORY VOTE ON THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

As required by the SEC's proxy rules, we are seeking an advisory, non-binding stockholder vote with respect to compensation awarded to our Named Executive Officers for fiscal 2011.

Our executive compensation program and compensation paid to our Named Executive Officers are described beginning on page P-8 of this Proxy Statement. Our compensation programs are overseen by the Compensation Committee and reflect our philosophy to pay all of our employees, including our Named Executive Officers, in ways that support three primary business objectives:

- Attract and retain industry leading talent.
- Support our culture of innovation and performance.
- Align employee interests with long-term stockholder interests in the overall success of NET.

To help achieve these objectives, we structure our Named Executive Officers' compensation to reward the achievement of short-term and long-term strategic and operational goals.

Required Vote

You may vote for or against the following resolution, or you may abstain. Approval of this proposal requires the affirmative "FOR" vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. Because this vote is advisory, it will not be binding upon our board of directors. However, the Compensation Committee will consider the outcome of the vote, along with other relevant factors, in evaluating its executive compensation program.

Resolved, that the stockholders approve the compensation awarded to NET's Named Executive Officers for fiscal 2011, as disclosed under SEC rules, including the Compensation Discussion and Analysis, compensation tables, and related narrative disclosures included in this Proxy Statement.

The Board of Directors recommends a vote FOR Proposal No. 4.

PROPOSAL NO. 5 – ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

As required by the SEC's proxy rules, we are seeking an advisory, non-binding stockholder vote about how often we should present stockholders with the opportunity to vote on the compensation awarded to our Named Executive Officers. Your vote on this proposal allows you to indicate whether you prefer that we conduct future advisory votes on executive compensation every year, every two years or every three years, or that you abstain from casting a vote on this proposal.

The Board believes that an annual advisory vote on executive compensation will allow you to provide timely, direct input on our executive compensation philosophy, policies and practices as disclosed in our proxy statement each year. The Board believes that an annual vote is also consistent with our efforts to engage in an ongoing dialogue with you about executive compensation and corporate governance matters.

The proxy card provides you with the opportunity to choose among four options (holding the vote every one, two or three years, or abstaining) and, therefore, stockholders will not be voting to approve or disapprove the recommendation of the Board. Because this vote is advisory, it will not be binding upon our Board of Directors. However, the Board will consider the outcome of the vote, along with other relevant factors, in evaluating the frequency of the advisory vote.

The Board of Directors recommends a vote FOR a frequency of once EVERY YEAR for the stockholder advisory vote on compensation awarded to our Named Executive Officers.

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference certain information into this Proxy Statement, which means that we can disclose important information to you by referring you to other documents that we have filed separately with the SEC and are making available to you together with this Proxy Statement. The information incorporated by reference is deemed to be part of this proxy statement. This Proxy Statement incorporates by reference the Company's Annual Report on Form 10-K for the fiscal year ended March 25, 2011, which is bound in the same volume as this Proxy Statement or is available along with this Proxy Statement at www.proxyvote.com.

The Company will mail to any stockholder of record without charge, upon written request, a proxy statement and a copy of the Company's Annual Report on Form 10-K for the fiscal year ended March 25, 2011, including the financial statements, schedules, and list of exhibits thereto. Requests should be sent to: Investor Relations, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

STOCKHOLDER PROPOSALS FOR 2012 ANNUAL MEETING

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, proposals of stockholders that are intended to be presented at the Company's annual meeting of stockholders to be held in 2012 (the "2012 Annual Meeting") must be received by the Company no later than March 7, 2012 in order to be included, if appropriate, in the proxy statement and proxy relating to the 2012 Annual Meeting.

In addition, pursuant to the Company's bylaws, in order for any stockholder to propose any business (including nominations for Director) at an annual stockholder meeting, such stockholder is required to provide the Company with advance written notice at least 60 days prior to such meeting (no later than June 15, 2012, assuming the 2012 Annual Meeting is held on August 14, 2012). The notice must contain certain information regarding such stockholder (and any nominee for Director), any arrangements between the stockholder and the nominee, and any other information regarding such nominee or each matter of business proposed by the stockholder that would be required to be disclosed in a Proxy Statement filed with the SEC for solicitations of proxies to approve such proposed business.

Any such proposals or notices should be directed to the attention of the Corporate Secretary, Network Equipment Technologies, Inc., 6900 Paseo Padre Parkway, Fremont, CA 94555.

OTHER BUSINESS

The Board of Directors knows of no other business that will be presented for consideration at the Annual Meeting. If other matters are properly brought before the Annual Meeting, however, it is the intention of the persons named in the accompanying proxy card to vote the shares represented thereby on such matters in accordance with their best judgment.

By order of the Board of Directors,



July 5, 2011

C. Nicholas Keating, Jr.
President and Chief Executive Officer

Exhibit A

NETWORK EQUIPMENT TECHNOLOGIES, INC.

2008 EQUITY INCENTIVE PLAN, As Amended

(giving effect to amendments proposed pursuant to Proposal No. 3)

1. Purposes of the Plan.

(a) The purpose of this Plan is to encourage ownership in Network Equipment Technologies, Inc., a Delaware corporation (the "**Company**"), by key personnel whose long-term employment or other service relationship with the Company is considered essential to the Company's continued progress and, thereby, encourage recipients to act in the stockholders' interest and share in the Company's success.

2. Definitions.

(a) As used herein, the following definitions shall apply:

(b) **"Administrator"** means the Board, any Committees, or such delegates of the Board as shall be administering the Plan in accordance with Section 4 of the Plan.

(c) **"Affiliate"** means any entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant ownership interest as determined by the Administrator.

(d) **"Applicable Laws"** means the requirements relating to the administration of stock option and stock award plans under U.S. federal and state laws, any stock exchange or quotation system on which the Company has listed or submitted for quotation the Common Stock to the extent provided under the terms of the Company's agreement with such exchange or quotation system and, with respect to Awards subject to the laws of any foreign jurisdiction where Awards are, or will be, granted under the Plan, the laws of such jurisdiction.

(e) **"Automatic Director Option"** means a Nonstatutory Stock Option that is automatically granted to an Outside Director at times and subject to the terms and conditions as provided for under Section 12.

(f) **"Award"** means a Stock Award or Option granted in accordance with the terms of the Plan.

(g) **"Awardee"** means an Employee, Consultant or Director of the Company or any Affiliate who has been granted an Award under the Plan.

(h) **"Award Agreement"** means a Stock Award Agreement and/or Option Agreement, which may be in written or electronic format, in such form and with such terms and conditions as may be specified by the Administrator, evidencing the terms and conditions of an individual Award. Each Award Agreement is subject to the terms and conditions of the Plan.

(i) **"Board"** means the Board of Directors of the Company.

(j) **"Change in Control"** means, unless such term or an equivalent term is otherwise defined with respect to an Award by the Awardee's Option Agreement, Stock Award Agreement or written contract of employment or service, the occurrence of any of the following:

(i) a "Corporate Transaction," meaning either:

(1) the sale, lease, conveyance or other disposition of all or substantially all of the Company's assets to any "person" (as such term is used in Section 13(d) of the Exchange Act), entity or group of persons acting in concert; or

(2) a merger, consolidation or other transaction of the Company with or into any other corporation, entity or person, other than a transaction in which the holders of at least 50% of the shares of capital stock of the Company outstanding immediately prior thereto continue to hold (either by voting securities remaining outstanding or by their being converted into voting securities of the surviving entity or its controlling entity) at least 50% of the total voting power represented by the voting securities of the Company or such surviving entity (or its controlling entity) outstanding immediately after such transaction; or

(ii) any person or group of persons becoming the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then outstanding voting securities; or

(iii) a contest for the election or removal of members of the Board that results in the removal from the Board of at least 50% of the incumbent members of the Board.

(k) **"Code"** means the United States Internal Revenue Code of 1986, as amended.

(l) **"Committee"** means the compensation committee of the Board or a committee of Directors appointed by the Board in accordance with Section 4 of the Plan.

(m) **"Common Stock"** means the common stock of the Company.

(n) **"Company"** means Network Equipment Technologies, Inc., a Delaware corporation, or its successor.

(o) **"Consultant"** means any person engaged by the Company or any Affiliate to render services to such entity as an advisor or consultant.

(p) **"Conversion Award"** has the meaning set forth in Section 4(b)(xii) of the Plan.

(q) **"Director"** means a member of the Board.

(r) **"Effective Date"** means the date the Company's stockholders approve the Plan.

(s) **"Employee"** means a regular, active employee of the Company or any Affiliate, including an Officer and/or Inside Director. The Administrator shall determine whether or not the chairman of the Board qualifies as an "Employee." Within the limitations of Applicable Law, the Administrator shall have the discretion to determine the effect upon an Award and upon an individual's status as an Employee in the case of (i) any individual who is classified by the Company or its Affiliate as leased from or otherwise employed by a third party or as intermittent or temporary, even if any such classification is changed retroactively as a result of an audit, litigation or otherwise, (ii) any leave of absence approved by the Company or an Affiliate, (iii) any transfer between locations of employment with the Company or an Affiliate or between the Company and any Affiliate or between any Affiliates, (iv) any change in the Awardee's status from an Employee to a Consultant or Director, and (v) at the request of the Company or an Affiliate an Employee becomes employed by any partnership, joint venture or corporation not meeting the requirements of an Affiliate in which the Company or an Affiliate is a party.

(t) **"Exchange Act"** means the Securities Exchange Act of 1934, as amended.

(u) **"Fair Market Value"** means, as of any date, the value of a share of Common Stock or other property as determined by the Administrator, in its discretion subject to the following:

(i) If, on such date, the Common Stock is listed on a national or regional securities exchange or market system, including without limitation the New York Stock Exchange, the Fair Market Value of a share of Common Stock shall be the closing price on such date of a share of Common Stock (or the mean of the closing bid and asked prices of a share of Common Stock if the stock is so quoted instead) as quoted on such exchange or market system constituting the primary market for the Common Stock, as reported in The Wall Street Journal or such other source as the Administrator deems reliable. If the relevant date does not fall on a day on which the Common Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Common Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Administrator, in its discretion.

(ii) If, on such date, the Common Stock is not listed on a national or regional securities exchange or market system, the Fair Market Value of a share of Common Stock shall be as determined by the Administrator in good faith using a reasonable application of a reasonable valuation method without regard to any restriction other than a restriction which, by its terms, will never lapse.

(v) **"Grant Date"** means, for all purposes, the date on which the Administrator approves the grant of an Award, or such other date as is determined by the Administrator, provided that in the case of any Incentive Stock Option, the grant date shall be the later of the date on which the Administrator makes the determination granting such Incentive Stock Option or the date of commencement of the Awardee's employment relationship with the Company.

(w) **"Incentive Stock Option"** means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(x) **"Nonstatutory Stock Option"** means an Option not intended to qualify as an Incentive Stock Option.

(y) **"Officer"** means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(z) **"Option"** means a right granted under Section 8 to purchase a number of Shares at such exercise price, at such times, and on such other terms and conditions as are specified in the agreement or other documents evidencing the Option (the "**Option Agreement**"). Both Options intended to qualify as Incentive Stock Options and Nonstatutory Stock Options may be granted under the Plan.

(aa) **"Outside Director"** means a Director who is not an Employee.

(bb) **"Participant"** means the Awardee or any person (including any estate) to whom an Award has been assigned or transferred as permitted hereunder.

(cc) **"Plan"** means this Network Equipment Technologies, Inc. 2008 Equity Incentive Plan.

(dd) **"Prior Plans"** means the Company's 1993 Stock Option Plan, as amended and the Company's 1997 Stock Option Program, as amended.

(ee) **"Qualifying Performance Criteria"** shall have the meaning set forth in Section 13(b) of the Plan.

(ff) **"Share"** means a share of the Common Stock, as adjusted in accordance with Section 14 of the Plan.

(gg) **"Stock Appreciation Right"** means a right to receive cash and/or shares of Common Stock based on a change in the Fair Market Value of a specific number of shares of Common Stock between the grant date and the exercise date granted under Section 11.

(hh) **"Stock Award"** means an award or issuance of Shares, Stock Units, Stock Appreciation Rights or other similar awards made under Section 11 of the Plan, the grant, issuance, retention, vesting, settlement, and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as are expressed in the agreement or other documents evidencing the Award (the "**Stock Award Agreement**").

(ii) **"Stock Unit"** means a bookkeeping entry representing an amount equivalent to the Fair Market Value of one Share (or a fraction or multiple of such value), payable in cash, property or Shares. Stock Units represent an unfunded and unsecured obligation of the Company, except as otherwise provided for by the Administrator.

(jj) **"Subsidiary"** means any company (other than the Company) in an unbroken chain of companies beginning with the Company, provided each company in the unbroken chain (other than the Company) owns, at the time of determination, stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

(kk) **"Termination of Employment"** shall mean ceasing to be an Employee, Consultant or Director, as determined in the sole discretion of the Administrator. However, for Incentive Stock Option purposes, Termination of Employment will occur when the Awardee ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company or one of its Subsidiaries. The Administrator shall determine whether any corporate transaction, such as a sale or spin-off of a division or business unit, or a joint venture, shall be deemed to result in a Termination of Employment.

(ll) **"Total and Permanent Disability"** shall have the meaning set forth in Section 22(e)(3) of the Code.

3. Stock Subject to the Plan.

(a) *Aggregate Number of Shares.* Subject to the provisions of Section 14 of the Plan, the number of Shares that may be sold or issued under the Plan is 4,900,000 shares of Common Stock, reduced share-for-share by the number of shares of Common Stock granted or subject to awards granted under either of the Prior Plans during the period commencing on March 29, 2008 and ending on August 8, 2008. The number of Shares that may be sold or issued under the Plan shall also include up to an additional 5,303,155 shares of Common Stock subject to outstanding awards under the Prior Plans as of March 28, 2008 that become available for re-issuance as provided in subsection (c) below.

(b) *Counting of Award Shares.* Shares that are subject to Options or Stock Appreciation Rights granted under the Plan shall be counted against the Plan limit on a share-for-share basis. With regard to Stock Appreciation Rights, the number of Shares counted against the Plan limit shall be determined on the basis of the gross number of Shares exercised and not the net number of Shares delivered. Any Shares that are subject to Awards granted under the Plan other than Options or Stock Appreciation Rights shall be counted against the Plan limit according to the following ratio (the "**Award Ratio**"):

(i) *as of the original adoption of the Plan until June 1, 2009:* one and one half (1.5) Shares for every one (1) Share granted.

(ii) *from and after June 2, 2009:* one and one quarter (1.25) Shares for every one (1) Share granted.

(c) Shares Available for Re-Issuance.

(i) *Re-grant of Cancelled Shares.* Shares subject to or issued pursuant to Awards granted under the Plan, as well as Shares subject to or issued pursuant to outstanding awards under the Prior Plans as of March 28, 2008, that are settled in cash, cancelled, terminate, expire, lapse, or are forfeited for any reason (including Shares repurchased by the Company upon the Awardee's failure to vest in or otherwise earn the Shares), shall be available for re-grant under the Plan. For each Share subject to any such award other than stock options or stock appreciation rights, the number of Shares that become available for re-grant shall be multiplied by the Award Ratio set forth in Section 3(a) above.

(ii) *No Re-grant of Shares Used for Payment.* If an Awardee pays the exercise or purchase price of an Award granted under the Plan or the Prior Plans through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld (whether issued under the Plan or the Prior Plans) shall not become available for re-issuance under the Plan.

(d) *Code Section 162(m) Share Limits.* Subject to the provisions of Section 14 of the Plan, the aggregate number of Shares subject to Awards granted under this Plan during any fiscal year to any one Awardee shall not exceed 600,000, except that in connection with his or her first commencing service with the Company or an Affiliate, an Awardee may be granted Awards covering up to an additional 400,000 Shares during the year in which such service commences. Notwithstanding anything to the contrary in the Plan, the limitations set forth in this Section 3(d) shall be subject to adjustment under Section 14 of the Plan only to the extent that such adjustment will not affect the status of any Award intended to qualify as "performance based compensation" under Code Section 162(m).

4. Administration of the Plan.

(a) Procedure.

(i) *Multiple Administrative Bodies.* The Plan shall be administered by the Board, a Committee and/or other delegates approved by the Board consistent with Applicable Law.

(ii) *Section 162(m).* To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, Awards to "covered employees" within the meaning of Section 162(m) of the Code or Employees that the Committee determines may be "covered employees" in the future shall be made by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code.

(iii) *Rule 16b-3.* To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3 promulgated under the Exchange Act ("Rule 16b-3"), Awards to Officers and Directors shall be made by the entire Board or a Committee of two or more "non-employee directors" within the meaning of Rule 16b-3.

(iv) *Other Administration.* Except to the extent prohibited by Applicable Law, the Board or a Committee may delegate to an authorized officer or officers of the Company the power to approve Awards to persons eligible to receive Awards under the Plan who are not (A) subject to Section 16 of the Exchange Act or (B) at the time of such approval, "covered employees" under Section 162(m) of the Code.

(v) *Delegation of Authority for the Day-to-Day Administration of the Plan.* Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(vi) *Securities Exchange.* The Plan will be administered in a manner that complies with any applicable securities exchange (or market system) listing requirements.

(b) *Powers of the Administrator.* Subject to the provisions of the Plan and, in the case of a Committee or delegates acting as the Administrator, subject to the specific duties delegated to such Committee or delegates, the Administrator shall have the authority, in its discretion:

(i) to select the Employees, Consultants and Directors of the Company or its Affiliates to whom Awards are to be granted hereunder;

(ii) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(iii) to determine the type of Award to be granted to the selected Employees, Consultants and Directors;

(iv) to approve forms of Award Agreements for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise and/or purchase price (if applicable), the time or times when an Award may be exercised (which may or may not be based on performance criteria), the vesting schedule, any vesting and/or exercisability acceleration or waiver of forfeiture restrictions, the acceptable forms of consideration, the term, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine and may be established at the time an Award is granted or thereafter;

(vi) to correct administrative errors;

(vii) to construe and interpret the terms of the Plan (including sub-plans and Plan addenda) and Awards granted pursuant to the Plan;

(viii) to adopt rules and procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Administrator is specifically authorized (A) to adopt the rules and procedures regarding the conversion of local currency, withholding procedures and handling of stock certificates which vary with local requirements and (B) to adopt sub-plans and Plan addenda as the Administrator deems desirable, to accommodate foreign laws, regulations and practice;

(ix) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans and Plan addenda;

(x) to modify or amend each Award, including, but not limited to, the acceleration of vesting and/or exercisability, provided, however, that any such amendment is subject to Section 15 of the Plan and except as set forth in that Section, may not impair any outstanding Award unless agreed to in writing by the Participant;

(xi) to allow Participants to satisfy withholding tax amounts by electing to have the Company withhold from the Shares to be issued upon exercise of an Option or vesting of a Stock Award that number of Shares having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined in such manner and on such date that the Administrator shall determine or, in the absence of provision otherwise, on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may provide;

(xii) to authorize conversion or substitution under the Plan of any or all stock options, stock appreciation rights or other stock awards held by service providers of an entity acquired by the Company (the "**Conversion Awards**"). Any conversion or substitution shall be effective as of the close of the merger, acquisition or other transaction. The Conversion Awards may be Nonstatutory Stock Options or Incentive Stock Options, as determined by the Administrator, with respect to options granted by the acquired entity; provided, however, that with respect to the conversion of stock appreciation rights in the acquired entity, the Conversion Awards shall be Nonstatutory Stock Options. Unless otherwise determined by the Administrator at the time of conversion or substitution, all Conversion Awards shall have the same terms and conditions as Awards generally granted by the Company under the Plan;

(xiii) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xiv) to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy or under any other Company policy relating to Company stock and stock ownership and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers;

(xv) to provide, either at the time an Award is granted or by subsequent action, that an Award shall contain as a term thereof, a right, either in tandem with the other rights under the Award or as an alternative thereto, of the Participant to receive, without payment to the Company, a number of Shares, cash or a combination thereof, the amount of which is determined by reference to the value of the Award;

(xvi) to make all other determinations deemed necessary or advisable for administering the Plan and any Award granted hereunder.

(c) *Effect of Administrator's Decision.* All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of any Award granted hereunder, shall be final and binding on all Participants and on all other persons. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

5. Eligibility.

Awards may be granted to Employees, Consultants and Directors of the Company or any of its Affiliates; provided that Incentive Stock Options may be granted only to Employees of the Company or of a Subsidiary of the Company.

6. Term of Plan.

The Plan shall become effective on the Effective Date, and subject to earlier termination by the Administrator under Section 15 of the Plan, shall remain in effect thereafter. However, in the absence of further approval by stockholders of the Company, no Incentive Stock Option shall be granted more than ten (10) years from the Effective Date of the Plan.

7. Term of Award.

The term of each Award shall be determined by the Administrator and stated in the Award Agreement. In the case of Options and Stock Appreciation Rights, the term shall be seven (7) years from the Grant Date or such shorter term as may be provided in the Award Agreement; provided that an Incentive Stock Option granted to an Employee who on the Grant Date owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary shall have a term of no more than five (5) years from the Grant Date.

8. Options.

The Administrator may grant an Option or provide for the grant of an Option, either from time to time in the discretion of the Administrator or automatically upon the occurrence of specified events, including, without limitation, the achievement of performance goals, the satisfaction of an event or condition within the control of the Awardee or within the control of others.

(a) *Option Agreement.* Each Option Agreement shall contain provisions regarding (i) the number of Shares that may be issued upon exercise of the Option, (ii) the type of Option, (iii) the exercise price of the Shares and the means of payment for the Shares, (iv) the term of the Option, (v) such terms and conditions on the vesting and/or exercisability of an Option as may be determined from time to time by the Administrator, (vi) restrictions on the transfer of the Option or the Shares issued upon exercise of the Option and forfeiture provisions and (vii) such further terms and conditions, in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

(b) *Exercise Price.* The per Share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, but in any case shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the Grant Date. The foregoing provision shall not preclude the issuance of Conversion Awards granted in substitution and/or conversion of options of an acquired entity at a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of such substitution and/or conversion.

(c) *Vesting Period and Exercise Dates.* Options granted under this Plan shall vest and/or be exercisable at such time and in such installments during the period prior to the expiration of the Option's term as determined by the Administrator. The Administrator shall have the right to make the timing of the ability to exercise any Option granted under this Plan subject to continued employment, the passage of time and/or such performance requirements as deemed appropriate by the Administrator. In the discretion of the Administrator, an Option may be fully vested and immediately exercisable upon issuance At any time after the grant of an Option, the Administrator may reduce or eliminate any restrictions surrounding any Participant's right to exercise all or part of the Option.

(d) *Form of Consideration.* The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment, either through the terms of the Option Agreement or at the time of exercise of an Option. Acceptable forms of consideration may include:

(i) cash;

(ii) check or wire transfer (denominated in U.S. Dollars);

(iii) subject to the Company's discretion to refuse for any reason and at any time to accept such consideration and subject to any conditions or limitations established by the Administrator, other Shares held by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iv) consideration received by the Company under a broker-assisted sale and remittance program acceptable to the Administrator;

(v) cashless "net exercise" arrangement pursuant to which the Company will reduce the number of Shares issued upon exercise by the largest whole number of Shares having an aggregate Fair Market Value that does not exceed the aggregate exercise price; provided that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the exercise price not satisfied by such reduction in the number of whole Shares to be issued;

(vi) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or

(vii) any combination of the foregoing methods of payment.

(e) *Effect of Termination on Options.* Upon an Awardee's Termination of Employment, each outstanding Option granted to such Awardee shall expire as provided below, but in no event later than the Option termination date. To the extent such Option is not exercised within the earlier of (i) the time specified below (if any) and (ii) the Option termination date, such Option shall automatically terminate.

(i) *Generally.* If the Termination of Employment is other than as a result of circumstances described in subsections (ii) or (iii) below, such Option shall expire three (3) months following the Termination of Employment, or such other period following Termination of Employment as may be specified in the Option Agreement.

(ii) *Disability of Awardee.* If the Termination of Employment is a result of the Awardee's disability, including Total and Permanent Disability, such Option shall expire twelve (12) months following the Termination of Employment.

(iii) *Death of Awardee.* Upon an Awardee's Termination of Employment as a result of the Awardee's death, such Option shall expire twelve (12) months following the Awardee's death. Any such Option may be exercised by the beneficiary designated by the Awardee (as provided in Section 16 of the Plan), the executor or administrator of the Awardee's estate or, if none, by the person(s) entitled to exercise the Option under the Awardee's will or the laws of descent or distribution; provided that the Company need not accept exercise of an Option by such beneficiary, executor or administrator unless the Company has satisfactory evidence of such person's authority to act as such. The Awardee's service shall be deemed to have terminated on account of death if the Awardee dies within three (3) months (or such longer period as determined by the Administrator, in its discretion) after the Awardee's Termination of Employment.

(iv) *Other Terminations of Employment.* The Administrator may provide in the applicable Option Agreement for different treatment of Options upon Termination of Employment of the Awardee than that specified above.

(v) *Extension of Exercise Period.* The Administrator shall have full power and authority to extend the period of time for which an Option is to remain exercisable following an Awardee's Termination of Employment from the periods set forth in Sections 8(e)(i), (ii), (iii) and (iv) above or in the Option Agreement to such greater time as the Administrator shall deem appropriate, provided that in no event shall such Option be exercisable later than the termination date of such Option as set forth in the Option Agreement.

(vi) *Extension if Exercise Prevented by Law.* Notwithstanding the foregoing, if a sale within the applicable time periods set forth above in this Section 8(e) or in the Option Agreement is prevented by Section 18 below, the Option shall remain exercisable until thirty (30) days after the date the Awardee is notified by the Company that the Option is exercisable, but in any event no later than the Option termination date. Further, if a sale within the applicable time periods set forth above in this Section 8(e) or in the Option Agreement would subject the Awardee to a suit under Section 16(b) of the Exchange Act, the Option shall remain exercisable until the earliest to occur of (i) the tenth (10th) day following the date on which a sale of shares by the Awardee would no longer be subject to suit, or (ii) the one hundred ninetieth (190th) day after Awardee's Termination of Employment; but in no event later than the Option termination date.

(f) *Leave of Absence.* The Administrator shall have the discretion to determine whether and to what extent the vesting of Options shall be tolled during any unpaid leave of absence; provided, however, that in the absence of such determination, vesting of Options shall be tolled during any leave that is not a leave required to be provided to the Awardee under Applicable Law. In the event of military leave, vesting shall toll during any unpaid portion of such leave, provided that, upon an Awardee's returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to Options to the same extent as would have applied had the Awardee continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave.

9. Incentive Stock Option Limitations/Terms.

(a) *Eligibility.* Only employees (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company or any of its Subsidiaries may be granted Incentive Stock Options.

(b) *$100,000 Limitation.* Notwithstanding the designation "Incentive Stock Option" in an Option Agreement, if and to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Awardee during any calendar year (under all plans of the Company and any of its

Subsidiaries) exceeds U.S. $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 9(b), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the Grant Date.

(c) *Transferability.* An Incentive Stock Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner by the Awardee otherwise than by will or the laws of descent and distribution, and, during the lifetime of such Awardee, may only be exercised by the Awardee. If the terms of an Incentive Stock Option are amended to permit transferability, the Option will be treated for tax purposes as a Nonstatutory Stock Option. The designation of a beneficiary by an Awardee will not constitute a transfer.

(d) *Exercise Price.* The per Share exercise price of an Incentive Stock Option shall be no less than one hundred percent (100%) of the Fair Market Value per Share on the Grant Date or, in the case of an Employee who on the Grant Date owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary, no less than one hundred ten percent (110%) of the Fair Market Value per Share on the Grant Date.

(e) *Leave of Absence.* For purposes of Incentive Stock Options, no leave of absence may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the ninety-first (91st) day of such leave any Incentive Stock Option held by the Awardee shall be treated for tax purposes as a Nonstatutory Stock Option.

(f) *Other Terms.* Option Agreements evidencing Incentive Stock Options shall contain such other terms and conditions as may be necessary to qualify, to the extent determined desirable by the Administrator, with the applicable provisions of Section 422 of the Code.

10. Exercise of Option.

(a) Procedure for Exercise.

(i) Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the respective Option Agreement.

(ii) An Option shall be deemed exercised when the Company receives (A) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option; (B) full payment for the Shares with respect to which the related Option is exercised; and (C) payment of applicable withholding taxes (if any).

(iii) An Option may not be exercised for a fraction of a Share.

(b) *Rights as a Stockholder*. The Company shall issue (or cause to be issued) such Shares as soon as administratively practicable after the Option is exercised. Shares issued upon exercise of an Option shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Unless provided otherwise by the Administrator or pursuant to this Plan, until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option.

11. Stock Awards.

(a) *Stock Award Agreement.* Each Stock Award Agreement shall contain provisions regarding (i) the number of Shares subject to such Stock Award or a formula for determining such number, (ii) the purchase price of the Shares, if any, and the means of payment for the Shares, (iii) the performance criteria (including Qualifying Performance Criteria), if any, and level of achievement versus these criteria that shall determine the number of Shares granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting, settlement and/or forfeiture of the Shares as may be determined from time to time by the Administrator, (v) restrictions on the transferability of the Stock Award and (vi) such further terms and conditions in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

(b) *Restrictions and Performance Criteria.* The grant, issuance, retention, settlement and/or vesting of each Stock Award or the Shares subject thereto may be subject to such performance criteria (including Qualifying Performance Criteria) and level of achievement versus these criteria as the Administrator shall determine, which criteria may be based on financial performance, personal performance evaluations and/or completion of service by the Awardee. Unless otherwise permitted in compliance with the requirements of Code Section 162(m) with respect to an Award intended to comply as "performance-based compensation" thereunder, the Committee shall establish the Qualifying Performance Criteria applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (a) the date ninety (90) days after the commencement of the applicable performance period, or (b) the date on which 25% of the performance period has elapsed, and in any event at a time when the achievement of the applicable Qualifying Performance Criteria remains substantially uncertain.

(c) *Forfeiture.* Unless otherwise provided for by the Administrator, upon the Awardee's Termination of Employment, the Stock Award and the Shares subject thereto shall be forfeited, provided that to the extent that the Participant purchased or earned any Shares, the Company shall have a right to repurchase the unvested Shares at such price and on such terms and conditions as the Administrator determines.

(d) *Rights as a Stockholder.* Unless otherwise provided by the Administrator in the Award Agreement, the Participant shall have the rights equivalent to those of a stockholder and shall be a stockholder only after Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) to the Participant. Unless otherwise provided by the Administrator, a Participant holding Stock Units shall not be entitled to receive dividend payments or any credit therefor as if he or she was an actual stockholder.

(e) Stock Appreciation Rights.

(i) *General.* Stock Appreciation Rights may be granted either alone, in addition to, or in tandem with other Awards granted under the Plan. The Administrator may grant Stock Appreciation Rights to eligible Participants subject to terms and conditions not inconsistent with this Plan and determined by the Administrator. The specific terms and conditions applicable to the Participant shall be provided for in the Stock Award Agreement. Stock Appreciation Rights shall be exercisable, in whole or in part, at such times as the Administrator shall specify in the Stock Award Agreement.

(ii) *Exercise of Stock Appreciation Right.* Upon the exercise of a Stock Appreciation Right, in whole or in part, the Participant shall be entitled to a payment in an amount equal to the excess of the Fair Market Value on the date of exercise of a fixed number of Shares covered by the exercised portion of the Stock Appreciation Right, over the Fair Market Value on the Grant Date of the Shares covered by the exercised portion of the Stock Appreciation Right (or such other amount calculated with respect to Shares subject to the Award as the Administrator may determine, but in any case using a base price no less than one hundred percent (100%) of the Fair Market Value per Share on the Grant Date). The amount due to the Participant upon the exercise of a Stock Appreciation Right shall be paid in such form of consideration as determined by the Administrator and may be in cash, Shares or a combination thereof, over the period or periods specified in the Stock Award Agreement. A Stock Award Agreement may place limits on the amount that may be paid over any specified period or periods upon the exercise of a Stock Appreciation Right, on an aggregate basis or as to any Participant. A Stock Appreciation Right shall be considered exercised when the Company receives written notice of exercise in accordance with the terms of the Stock Award Agreement from the person entitled to exercise the Stock Appreciation Right.

(iii) *Nonassignability of Stock Appreciation Rights.* Except as determined by the Administrator, no Stock Appreciation Right shall be assignable or otherwise transferable by the Participant except by will or by the laws of descent and distribution.

12. Automatic Director Options.

The Board may establish a program under this Plan pursuant to which Outside Directors shall receive Automatic Director Options; provided that under such program no person shall have any discretion to select which Outside Directors shall be granted Automatic Director Options or to determine the number of Shares to be covered by Automatic Director Options granted to Outside Directors. Such a program for Automatic Director Options may be established by amendment of the Plan or otherwise, and if established by amendment of the Plan there shall be no requirement to obtain approval for such amendment from the Company's stockholders.

13. Other Provisions Applicable to Awards.

(a) *Non-Transferability of Awards.* An Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by beneficiary designation, will or by the laws of descent or distribution. Subject to Section 9(c), the Administrator may in its discretion make an Award transferable to an Awardee's family member or any other person or entity as it deems appropriate, but in no event shall any Award be transferrable to a third party for consideration or in exchange for a payment of cash or other property. If the Administrator makes an Award transferable, either at the time of grant or thereafter, such Award shall contain such additional terms and conditions as the Administrator deems appropriate, and any transferee shall be deemed to be bound by such terms upon acceptance of such transfer.

(b) *Qualifying Performance Criteria.* For purposes of this Plan, the term "Qualifying Performance Criteria" shall mean any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit, Affiliate or business segment, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Administrator in the Award: (i) cash flow; (ii) earnings (including gross margin; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; earnings before stock compensation expense pursuant to SFAS 123(R); earnings before taxes; and net earnings); (iii) earnings per share; (iv) growth in earnings or earnings per share; (v) stock price; (vi) return on equity or average stockholders' equity; (vii) total stockholder return; (viii) return on capital; (ix) return on assets or net assets; (x) return on investment; (xi) revenue or growth in revenue; (xii) income or net income; (xiii) operating income or net operating income, in aggregate or per share; (xiv) operating profit or net operating profit; (xv) operating margin; (xvi) return on operating revenue; (xvii) market share; (xviii) contract awards or backlog; (xix) overhead or other expense reduction; (xx) growth in stockholder value relative to the moving average of the S&P 500 Index or a peer group index; (xxi) credit rating; (xxii) strategic plan development and implementation (including individual performance objectives that relate to achievement of the Company's or any business unit's strategic plan); (xxiii) improvement in workforce diversity; (xxiv) growth of revenue, operating income or net income; (xxv) efficiency ratio; and (xxvi) ratio of nonperforming assets to total assets. The Committee may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a performance period: (A) asset write-downs; (B) litigation or claim judgments or settlements; (C) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (D) accruals for reorganization and restructuring programs; and (E) any gains or losses classified as extraordinary or as discontinued operations in the Company's financial statements.

(c) *Certification.* Prior to the payment of any compensation under an Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall certify the extent to which any Qualifying Performance Criteria and any other material terms under such Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Common Stock).

(d) *Discretionary Adjustments Pursuant to Section 162(m).* Notwithstanding satisfaction of any completion of any Qualifying Performance Criteria, to the extent specified at the time of grant of an Award to "covered employees" within the meaning of Section 162(m) of the Code, the number of Shares, Options or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Qualifying Performance Criteria may be reduced by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine.

(e) *Tax Withholding Obligation.* As a condition of the grant, issuance, vesting, exercise or settlement of an Award granted under the Plan, the Participant shall make such arrangements as the Administrator may require for the satisfaction of any applicable federal, state, local or foreign withholding tax obligations that may arise in connection with such grant, issuance, vesting, exercise or settlement of the Award. The Company shall not be required to issue any Shares under the Plan until such obligations are satisfied.

(f) *Compliance with Section 409A.* Notwithstanding anything to the contrary contained herein, to the extent that the Administrator determines that any Award granted under the Plan is subject to Code Section 409A and unless otherwise specified in the applicable Award Agreement, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary for such Award to avoid the consequences described in Code Section 409A(a)(1), and to the maximum extent permitted under Applicable Law (and unless otherwise stated in the applicable Award Agreement), the Plan and the Award Agreements shall be interpreted in a manner that results in their conforming to the requirements of Code Section 409A(a)(2), (3) and (4) and any Department of Treasury or Internal Revenue Service regulations or other interpretive guidance issued under Section 409A (whenever issued, the "**Guidance**"). Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement provides otherwise, with specific reference to this sentence), to the extent that a Participant holding an Award that constitutes "deferred compensation" under Section 409A and the Guidance is a "specified employee" (also as defined thereunder), no distribution or payment of any amount shall be made before a date that is six (6) months following the date of such Participant's "separation from service" (as defined in Section 409A and the Guidance) or, if earlier, the date of the Participant's death.

(g) *Deferral of Award Benefits.* The Administrator may in its discretion and upon such terms and conditions as it determines appropriate permit one or more Participants whom it selects to (a) defer compensation payable pursuant to the terms of an Award, or (b) defer compensation arising outside the terms of this Plan pursuant to a program that provides for deferred payment in satisfaction of such other compensation amounts through the issuance of one or more Awards. Any such deferral arrangement shall be evidenced by an Award Agreement in such form as the Administrator shall from time to time establish, and no such deferral arrangement shall be a valid and binding obligation unless evidenced by a fully executed Award Agreement, the form of which the Administrator has approved, including through the Administrator's establishing a written program (the "Program") under this Plan to govern the form of Award Agreements participating in such Program. Any such Award Agreement or Program shall specify the treatment of dividends or dividend equivalent rights (if any) that apply to Awards governed thereby, and shall further provide that any elections governing payment of amounts pursuant to such Program shall be in writing, shall be delivered to the Company or its agent in a form and manner that complies with Code Section 409A and the Guidance, and shall specify the amount to be distributed in settlement of the deferral arrangement, as well as the time and form of such distribution in a manner that complies with Code Section 409A and the Guidance.

14. Adjustments upon Changes in Capitalization, Dissolution or Change in Control.

(a) *Changes in Capitalization.* Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding Award, the number of shares of Common Stock which have been authorized for issuance under the Plan, but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation, forfeiture or expiration of an Award, the price per Share subject to each such outstanding Award, the number of Shares issuable pursuant to Automatic Director Options and the share limits set forth in Section 3 and shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, payment of a dividend or distribution in a form other than stock (excepting normal cash dividends) that has a material effect on the Fair Market Value of the shares, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award.

(b) *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or the Shares subject thereto issued to the Awardee and unless otherwise determined by the Administrator, an Award will terminate immediately prior to the consummation of such proposed transaction.

(c) Change in Control.

(i) In the event there is a Change in Control that is a Corporate Transaction, then immediately before the effective date of the Corporate Transaction, each outstanding Award granted under the Plan either (A) shall be assumed by the successor (or surviving) corporation or its parent (the "**Corporate Successor**") or replaced by an equivalent Award for shares of the capital stock of the Corporate Successor, or (B) if not so assumed or replaced, each such Option shall become fully vested and exercisable with respect to the total number of Shares then subject to the Option, and all vesting and other restrictions on each such Stock Award shall terminate. The determination of equivalence under clause (A) above shall be made by the Administrator and shall be final, binding, and conclusive. Upon the consummation of the Corporate Transaction, all outstanding Awards shall terminate, except to the extent assumed by the Corporate Successor.

(ii) For purposes of this Section 14(c), an Award shall be considered assumed, without limitation, if, at the time of issuance of the stock or other consideration upon a Corporate Transaction, as the case may be, each holder of an Award would be entitled to receive upon exercise of the Award the same number and kind of shares of stock or the same amount of property, cash or securities as such holder would have been entitled to receive upon the occurrence of the transaction if the holder had been, immediately prior to such transaction, the holder of the number of Shares covered by the Award at such time (after giving effect to any applicable adjustments in the number of Shares covered by the Award); provided that if such consideration received in the transaction is not solely common stock of the successor corporation, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon exercise of the Award to be solely common stock of the successor corporation equal to the Fair Market Value of the per Share consideration received by holders of Common Stock in the transaction.

(iii) In the event of any Change in Control, (A) the Board or Committee shall have full discretionary authority, exercisable either in advance of, or at the time of, the Change in Control, to provide for the automatic acceleration of the vesting of Awards upon the occurrence of the Change in Control (which acceleration may be conditioned upon the subsequent termination of the Awardee's service to the Company or its Affiliate within a specified period after the Change in Control), and (B) all outstanding Awards held by Officers shall be automatically accelerated in the event of the termination of their employment in conjunction with, or within a year of, the Change in Control.

(iv) Each Officer of the Corporation subject to the short-swing profit restrictions of the federal securities laws shall have the following limited stock appreciation rights in tandem with each option received under the Plan. Upon the occurrence of a Hostile Take-Over (defined below), each Option with a limited stock appreciation right in effect for at least six (6) months shall automatically be canceled and the optionee shall be entitled to a cash payment by the Company in the amount of the excess of (i) the Take-Over Price (defined below) of the shares of Common Stock subject to the canceled Option (whether or not the option is otherwise exercisable for such shares), over (ii) the aggregate exercise price payable for such shares. The payment shall be made within five (5) days after consummation of the Hostile Take-Over. Neither the approval of the Administrator nor the consent of the Board shall be required in connection with such Option cancellation and cash payment. A "**Hostile Take-Over**" shall be deemed to occur if (i) any person or related group of persons (other than the Company or a person that directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than 50% of the total combined voting power of the Company's outstanding securities pursuant to a tender or exchange offer that the Board does not recommend that the Company's stockholders accept, and (ii) more than 50% of the securities so acquired are accepted from holders other than officers and Directors of the Company subject to Section 16 of the Exchange Act. The **"Take-Over Price"** per share shall be the greater of (A) the Fair Market Value per share on the date of cancellation, or (B) the highest reported price per share paid in effecting such Hostile Take-Over. However, if the canceled option is an Incentive Stock Option, the Take-Over Price shall not exceed the clause (A) price per share

15. Amendment and Termination of the Plan.

(a) *Amendment and Termination.* The Board may amend, alter or discontinue the Plan or any Award Agreement, but any such amendment shall be subject to approval of the stockholders of the Company in the manner and to the extent required by Applicable Law. In addition, without limiting the foregoing, unless approved by the stockholders of the Company, no such amendment shall be made that would:

(i) materially increase the maximum number of Shares for which Awards may be granted under the Plan, other than an increase pursuant to Section 14 of the Plan;

(ii) reduce the minimum exercise price at which Options may be granted under the Plan;

(iii) result in amendment of the terms of outstanding Awards to reduce the exercise price of outstanding Options or Stock Appreciation Rights or cancel outstanding Options or Stock Appreciation Rights in exchange for cash, other awards or Options or Stock Appreciation Rights with an exercise price that is less than the exercise price of the original Options or Stock Appreciation Rights, in any case other than in connection with a change in the Company's capitalization pursuant to Section 14 of the Plan; or

(iv) change the class of persons eligible to receive Awards under the Plan.

(b) *Effect of Amendment or Termination.* No amendment, suspension or termination of the Plan shall impair the rights of any Award, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company; provided further that the Administrator may amend an outstanding Award in order to conform it to the Administrator's intent (in its sole discretion) that such Award not be subject to Code Section 409A(a)(1)(B). Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

(c) *Effect of the Plan on Other Arrangements.* Neither the adoption of the Plan by the Board or a Committee nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or any Committee to adopt such other incentive arrangements as it or they may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases. The value of Awards granted pursuant to the Plan will not be included as compensation, earnings, salaries or other similar terms used when calculating an Awardee's benefits under any employee benefit plan sponsored by the Company or any Subsidiary except as such plan otherwise expressly provides.

16. Designation of Beneficiary.

(a) An Awardee may file a written designation of a beneficiary who is to receive the Awardee's rights pursuant to Awardee's Award or the Awardee may include his or her Awards in an omnibus beneficiary designation for all benefits under the Plan. To the extent that Awardee has completed a designation of beneficiary while employed with the Company, such beneficiary designation shall remain in effect with respect to any Award hereunder until changed by the Awardee to the extent enforceable under Applicable Law.

(b) Such designation of beneficiary may be changed by the Awardee at any time by written notice. In the event of the death of an Awardee and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Awardee's death, the Company shall allow the executor or administrator of the estate of the Awardee to exercise the Award, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may allow the spouse or one or more dependents or relatives of the Awardee to exercise the Award to the extent permissible under Applicable Law or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

17. No Right to Awards or to Employment.

No person shall have any claim or right to be granted an Award and the grant of any Award shall not be construed as giving an Awardee the right to continue in the employ or service of the Company or its Affiliates. Further, the Company and its Affiliates expressly reserve the right, at any time, to dismiss any Employee, Consultant or Awardee at any time without liability or any claim under the Plan, except as provided herein or in any Award Agreement entered into hereunder.

18. Legal Compliance.

Subject to Section 22, shares shall not be issued pursuant to the exercise of an Option or Stock Award unless the exercise of such Option or Stock Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

19. Reservation of Shares.

The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

20. Notice.

Any written notice to the Company required by any provisions of this Plan shall be addressed to the Secretary of the Company and shall be effective when received.

21. Governing Law; Interpretation of Plan and Awards.

(a) This Plan and all determinations made and actions taken pursuant hereto shall be governed by the substantive laws, but not the choice of law rules, of the state of California.

(b) In the event that any provision of the Plan or any Award granted under the Plan is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of the terms of the Plan and/or Award shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.

(c) The headings preceding the text of the sections hereof are inserted solely for convenience of reference, and shall not constitute a part of the Plan, nor shall they affect its meaning, construction or effect.

(d) The terms of the Plan and any Award shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors and assigns.

(e) All questions arising under the Plan or under any Award shall be decided by the Administrator in its total and absolute discretion. In the event the Participant believes that a decision by the Administrator with respect to such person was arbitrary or capricious, the Participant may request arbitration with respect to such decision. The review by the arbitrator shall be limited to determining whether the Administrator's decision was arbitrary or capricious. This arbitration shall be the sole and exclusive review permitted of the Administrator's decision, and the Awardee shall as a condition to the receipt of an Award be deemed to explicitly waive any right to judicial review.

(f) Notice of demand for arbitration shall be made in writing to the Administrator within thirty (30) days after the applicable decision by the Administrator. The arbitrator shall be selected from amongst those members of the Board who are neither Administrators nor Employees. If there are no such members of the Board, the arbitrator shall be selected by the Board. The arbitrator shall be an individual who is an attorney licensed to practice law in the State of Delaware. Such arbitrator shall be neutral within the meaning of the Commercial Rules of Dispute Resolution of the American Arbitration Association; provided, however, that the arbitration shall not be administered by the American Arbitration Association. Any challenge to the neutrality of the arbitrator shall be resolved by the arbitrator whose decision shall be final and conclusive. The arbitration shall be administered and conducted by the arbitrator pursuant to the Commercial Rules of Dispute Resolution of the American Arbitration Association. The decision of the arbitrator on the issue(s) presented for arbitration shall be final and conclusive and may be enforced in any court of competent jurisdiction.

22. Limitation on Liability.

The Company and any Affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant, an Employee, an Awardee or any other persons as to:

(a) *The Non-Issuance of Shares.* The non-issuance or sale of Shares (including under Section 18 above) as to which the Company has been unable, or the Administrator deems it infeasible, to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares hereunder; and

(b) *Tax Consequences.* Any tax consequence realized by any Participant, Employee, Awardee or other person due to the receipt, vesting, exercise or settlement of any Option or other Award granted hereunder or due to the transfer of any Shares issued hereunder. The Participant is responsible for, and by accepting an Award under the Plan agrees to bear, all taxes of any nature that are legally imposed upon the Participant in connection with an Award, and the Company does not assume, and will not be liable to any party for, any cost or liability arising in connection with such tax liability legally imposed on the Participant. In particular, Awards issued under the Plan may be characterized by the Internal Revenue Service (the "**IRS**") as "deferred compensation" under the Code resulting in additional taxes, including in some cases interest and penalties. In the event the IRS determines that an Award constitutes deferred compensation under the Code or challenges any good faith characterization made by the Company or any other party of the tax treatment applicable to an Award, the Participant will be responsible for the additional taxes, and interest and penalties, if any, that are determined to apply if such challenge succeeds, and the Company will not reimburse the Participant for the amount of any additional taxes, penalties or interest that result.

(c) *Forfeiture.* The requirement that Participant forfeit an Award, or the benefits received or to be received under an Award, pursuant to any Applicable Law.

23. Unfunded Plan.

Insofar as it provides for Awards, the Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Awardees who are granted Stock Awards under this Plan, any such accounts will be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets which may at any time be represented by Awards, nor shall this Plan be construed as providing for such segregation, nor shall the Company nor the Administrator be deemed to be a trustee of stock or cash to be awarded under the Plan. Any liability of the Company to any Participant with respect to an Award shall be based solely upon any contractual obligations which may be created by the Plan; no such obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Administrator shall be required to give any security or bond for the performance of any obligation which may be created by this Plan.

24. Indemnification.

In addition to such other rights of indemnification as they may have as members of the Board or officers or employees of the Company or an Affiliate, members of the Board and any officers or employees of the Company or an Affiliate to whom authority to act for the Board or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in any such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

* * *

Officers

C. Nicholas Keating, Jr.
President and Chief Executive Officer

Karen C. Carte
Vice President and Chief Accounting Officer

James T. Fitzpatrick
Vice President of NET and President of N.E.T. Federal, Inc.

Talbot A. Harty
Vice President, Chief Development Officer

Francois P. Le
Vice President, Global Sales

Pete Patel
Vice President, Global Operations

Frank Slattery
Vice President, General Counsel, and Corporate Secretary

David Wagenseller
Vice President and Chief Financial Officer

Directors

Dixon R. Doll (Chairman of the Board)
Co-Founder and General Partner, DCM

Frederick D. D'Alessio
Retired Telecommunications Industry Executive

C. Nicholas Keating, Jr.
President and Chief Executive Officer, NET

David R. Laube
Executive in Residence, School of Business, University of Colorado Denver

Corporate Information

Annual Meeting
The annual meeting of stockholders will be held at 10:00 a.m. on August 9, 2011, at the Company's headquarters in Fremont, California.

NET on the Internet
Network Equipment Technologies' home page on the World Wide Web contains background on the Company and its products, financial results, and other useful information. The Company's website is located at www.net.com.

Investor Relations
Network Equipment Technologies welcomes inquiries from its stockholders and other interested investors. To access the Company's Annual Report, Form 10-K, quarterly financial results, and other corporate information, please visit our website or contact:

Investor Relations
Network Equipment Technologies, Inc.
6900 Paseo Padre Parkway, Fremont, CA 94555
telephone: 510-713-7300
e-mail: investor_relations@net.com

Transfer Agent
Computershare Trust Company, NA
Providence, Rhode Island

Independent Auditor
Deloitte & Touche LLP
San Jose, California

Forward-looking Statements

Statements made in this Annual Report, including the Letter to Stockholders, that are not a description of historical facts are forward-looking statements. Actual results may differ materially due to the risks and uncertainties inherent in the Company's business and business strategy, such as those involving product development, customer adoption, and market opportunities.

For more information visit www.net.com

net

Network Equipment Technologies

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